   As Filed with the Securities and Exchange Commission on November 10, 1999
                                                       Registration No. 333-

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ---------------
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ---------------
                               BB&T CORPORATION
            (Exact name of registrant as specified in its charter)

                                     6060
    North Carolina       (Primary Standard Industrial      56-0939887
    (State or other       Classification Code Number)   (I.R.S. Employer
     jurisdiction                                    Identification Number)
  of incorporation or          ---------------
     organization)
                            200 West Second Street
                      Winston-Salem, North Carolina 27101
                                (336) 733-2000
         (Address, including Zip Code, and telephone number, including area code, of registrant's principal executive offices)

                            Jerone C. Herring, Esq.
                       200 West Second Street, 3rd Floor
                      Winston-Salem, North Carolina 27101
                                (336) 733-2180
           (Name, address, including Zip Code, and telephone number,
                  including area code, of agent for service)
                               ---------------
                 The Commission is requested to send copies of
                            all communications to:

         Peter A. Zorn, Esq.               Ralph F. MacDonald, III, Esq.
  Womble Carlyle Sandridge & Rice,               Alston & Bird LLP
                PLLC                        1201 West Peachtree Street
 200 West Second Street, 17th Floor         Atlanta, Georgia 30309-3424
 Winston-Salem, North Carolina 27101              (404) 881-7000
           (336) 721-3600

                               ---------------
  Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.
  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
                               ---------------
                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
                                         Proposed       Proposed
 Title of each class of                  maximum         maximum
    securities to be     Amount to be offering price    aggregate          Amount of
       registered         registered     per unit    offering price     registration fee
----------------------------------------------------------------------------------------
Common Stock, par value
 $5.00 per share(1).....  17,628,703       (2)       $624,681,167.40(3)    $80,069.86(4)
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

(1) Each share of the registrant's common stock includes one preferred share purchase right.
(2) Not applicable.
(3) Computed in accordance with Rule 457(f) based on the average of the high ($18.44) and low ($18.13) sales price of the common stock of Premier Bancshares, Inc. on November 5, 1999 as reported on The New York Stock Exchange, Inc. and based on $60.00 per share of the Series A Redeemable Preferred Stock of Premier Bancshares, Inc., the book value as of November 5, 1999.
(4) Pursuant to Rule 457(b), the registration fee has been reduced by an amount equal to the fee of $93,591.50 paid upon the filing with the Commission of the preliminary proxy materials of Premier Bancshares, Inc. on October 15, 1999.
  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                           PREMIER BANCSHARES, INC.
                            950 E. Paces Ferry Road
                            Atlanta, Georgia 30326

                ----------------------------------------------
                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON JANUARY 7, 2000
                ----------------------------------------------

TO THE SHAREHOLDERS OF PREMIER BANCSHARES, INC.:

  NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the "Meeting") of Premier Bancshares, Inc., a Georgia corporation ("Premier"), will be held at Swissotel Atlanta, 3391 Peachtree Road, Atlanta, Georgia 30326, on Friday, January 7, 2000 at 10:00 a.m. Eastern Time, for the following purposes:

  1. To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of July 28, 1999 (the "Merger Agreement"), between Premier and BB&T Corporation, a North Carolina corporation ("BB&T"), and a related plan of merger, pursuant to which Premier will merge with and into BB&T (the "Merger"). In the Merger, each share of common stock of Premier outstanding at the effective time will be converted into the right to receive 0.5155 of a share of common stock of BB&T and each share of preferred stock of Premier outstanding at the effective time will be converted into the right to receive a number of shares of common stock of BB&T to be determined as described in the accompanying proxy statement/prospectus plus, in each case, cash in lieu of any fractional share of BB&T common stock. A copy of the Merger Agreement and the plan of merger set forth therein is attached to the accompanying proxy statement/prospectus as Appendix A.

  2. To transact such other business as may be properly brought before the Meeting or at any and all adjournments or postponements thereof.

  Each holder of shares of the preferred stock of Premier has the right to dissent to the merger and to demand payment of the fair value of all, but not less than all, of such shares of preferred stock in the event the Merger Agreement is approved and the Merger is consummated. The right of any holder of Premier preferred stock to dissent requires strict compliance with the provisions of Sections 14-2-1301 through 14-2-1332 of the Georgia Business Corporation Code (the "GBCC"), the full text of which is attached to the accompanying proxy statement/prospectus as Appendix B. Any holder of shares of the preferred stock of Premier who is considering exercising his or her rights of dissent and appraisal under the GBCC should consult his or her legal advisor. Holders of Premier common stock do not have dissenters' rights under the GBCC.

  Shareholders of Premier of record at the close of business on November 5, 1999 are entitled to notice of and to vote at the Meeting. You are cordially invited to attend the Meeting in person; however, whether or not you plan to attend, we urge you to complete, date and sign the accompanying proxy card and to return it promptly in the enclosed postage prepaid envelope.

                                          BY ORDER OF THE BOARD OF DIRECTORS

Atlanta, Georgia                          Barbara J. Burtt
November 18, 1999                         Secretary

  Please complete, sign, date and return the enclosed proxy card promptly whether or not you plan to be present at the Meeting. Failure to return a properly executed proxy or to vote at the Meeting will have the same effect as a vote against the Merger Agreement and the plan of merger. Please do not send in any certificates for your shares at this time.

                              [LOGO OF PREMIER]

                        SPECIAL MEETING OF SHAREHOLDERS

                  MERGER PROPOSAL--YOUR VOTE IS VERY IMPORTANT

  The Board of Directors of Premier Bancshares, Inc. has approved a merger combining Premier and BB&T Corporation. In the merger:

  . holders of Premier common stock will receive 0.5155 of a share of BB&T common stock for each share of Premier common stock that they own; and

  . holders of Premier preferred stock will receive a number of shares of BB&T common stock equal to the quotient of $60.00 divided by the average closing price of BB&T common stock over a five-day period ending on the trading day prior to the date on which the merger is completed for each share of Premier preferred stock that they own.

Holders of shares of Premier common stock and Premier preferred stock generally will not recognize gain or loss for federal income tax purposes on the BB&T common stock they receive.

  The merger will join Premier's strengths as a community bank covering the metropolitan Atlanta area with BB&T's position as a leading bank throughout the Carolinas, Virginia, the District of Columbia and parts of Maryland and Georgia, enabling the combined company to offer Premier's customers a broad range of financial products and services.

  At the special meeting, you will consider and vote on the merger agreement. The merger cannot be completed unless holders of at least a majority of the shares of Premier common stock and Premier preferred stock, voting together as a single voting group, approve it. Premier's Board of Directors believes the merger is in the best interests of Premier shareholders and recommends that shareholders vote to approve the merger agreement. No vote of BB&T shareholders is required to approve the merger agreement.

  BB&T common stock is listed on the New York Stock Exchange under the symbol "BBT." On November 5, 1999, the closing price of BB&T common stock was $36.81, making the value of 0.5155 of a share of BB&T common stock (which is what Premier shareholders will receive for each share of Premier common stock) equal to $18.65. The closing price of Premier common stock on that date was $18.19. These prices will, however, fluctuate between now and the merger.

  The special meeting will be held on January 7, 2000 at Swissotel Atlanta, 3391 Peachtree Road, Atlanta, Georgia 30326.

  This proxy statement/prospectus provides you with detailed information about the proposed merger. We encourage you to read this entire document carefully. In addition, this proxy statement/prospectus incorporates important business and financial information about BB&T and Premier from other documents that we have not included in the proxy statement/prospectus. You may obtain copies of these other documents without charge by requesting them in writing or by telephone at any time prior to January 2, 2000 from the appropriate company at the following addresses:

Shareholder ReportingBarbara J. Burtt
BB&T Corporation     Corporate Secretary
Post Office Box 1290 Premier Bancshares, Inc.
Winston-Salem, North 950 E. Paces Ferry Road
Carolina 27102       Atlanta, Georgia 30326
(336) 733-3021       (404) 814-3090

  Whether or not you plan to attend the meeting, if you are a holder of Premier common stock or Premier preferred stock please take the time to vote by completing and mailing the enclosed proxy card to us. If you fail to return your proxy card or vote in person, the effect will be the same as a vote against the merger agreement. Your vote is very important. You can revoke your proxy by writing to Premier's Secretary at any time before the meeting or by attending the meeting and voting in person.

  On behalf of the Board of Directors of Premier, I urge you to vote "FOR" approval and adoption of the merger agreement.

                             /s/ Darrell D. Pittard
                                                              Darrell D. Pittard
                  Chairman of the Board of Directors and Chief Executive Officer

 Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of the BB&T common stock to be issued in the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

  This proxy statement/prospectus is dated November 10, 1999 and is expected to be first mailed to shareholders of Premier on or about November 18, 1999.

                               TABLE OF CONTENTS

A WARNING ABOUT FORWARD-LOOKING INFORMATION................................

SUMMARY....................................................................   1

MEETING OF SHAREHOLDERS....................................................   9
  General..................................................................   9
  Record Date, Voting Rights and Vote Required.............................   9
  Voting and Revocation of Proxies.........................................  10
  Solicitation of Proxies..................................................  10
  Recommendation of the Premier Board......................................  10

THE MERGER.................................................................  11
  General..................................................................  11
  Background of and Reasons for the Merger.................................  11
  Opinion of Financial Advisor to Premier..................................  15
  Exchange Ratio...........................................................  21
  Exchange of Premier Stock Certificates...................................  22
  The Merger Agreement.....................................................  23
  Interests of Certain Persons in the Merger...............................  28
  Rights of Dissenting Preferred Shareholders..............................  32
  Trust Preferred Securities...............................................  34
  Regulatory Considerations................................................  34
  Material Federal Income Tax Consequences of the Merger...................  35
  Accounting Treatment.....................................................  36
  Effect on Employees, Employee Benefit Plans and Stock Options............  37
  Restrictions on Resales by Affiliates....................................  38

INFORMATION ABOUT BB&T.....................................................  39
  General..................................................................  39
  Operating Subsidiaries...................................................  39
  Acquisitions.............................................................  40
  Capital..................................................................  41
  Deposit Insurance Assessments............................................  41

INFORMATION ABOUT PREMIER..................................................  42

DESCRIPTION OF BB&T CAPITAL STOCK..........................................  43
  General..................................................................  43
  BB&T Preferred Stock.....................................................  43
  Shareholder Rights Plan..................................................  43
  Other Anti-Takeover Provisions...........................................  46

COMPARISON OF SHAREHOLDERS' RIGHTS.........................................  46
  Authorized Capital Stock.................................................  47
  Special Meetings of Shareholders and Action by Shareholders without a
   Meeting.................................................................  47
  Directors................................................................  47
  Dividends and Other Distributions........................................  48
  Shareholder Nominations and Shareholder Proposals........................  49
  Exculpation and Indemnification..........................................  50
  Mergers, Share Exchanges and Sales of Assets.............................  50
  Anti-takeover Statutes...................................................  51
  Amendments to Articles of Incorporation and Bylaws.......................  51
  Shareholders' Rights of Dissent and Appraisal............................  52
  Liquidation Rights.......................................................  53

SHAREHOLDER PROPOSALS......................................................  53


OTHER BUSINESS..............................................................  54

LEGAL MATTERS...............................................................  54

EXPERTS.....................................................................  54

WHERE YOU CAN FIND MORE INFORMATION.........................................  54

Appendix A--Agreement and Plan of Reorganization and Plan of Merger Appendix B--Sections 14-2-1301 through 14-2-1332 of the Georgia Business Corporation Code
Appendix C--Opinion of Donaldson, Lufkin & Jenrette Securities Corporation

                  A WARNING ABOUT FORWARD-LOOKING INFORMATION

  BB&T and Premier have each made forward-looking statements in this document and in other documents to which this document refers that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the management of BB&T and Premier, and on information currently available to them or, in the case of information that appears under the heading "The Merger--BB&T's Reasons for the Merger" on page 14, information that was available to management of BB&T as of the date of the merger agreement, and should be read in connection with the notices about forward-looking statements made by each of BB&T and Premier in their reports filed under the Securities Exchange Act of 1934. Forward-looking statements include the information concerning possible or assumed future results of operations of BB&T or Premier set forth under "Summary," "The Merger--Background of, and Reasons for, the Merger" and "The Merger--BB&T's Reasons for the Merger" and statements preceded by, followed by or that include the words "believes," "expects," "assumes," "anticipates," "intends," "plans," "estimates" or other similar expressions. See "Where You Can Find More Information" on page 54.

  BB&T and Premier have made statements in this document regarding estimated earnings per share of BB&T and Premier on a stand-alone basis, expected cost savings from the merger, estimated restructuring charges relating to the merger, estimated increases in Premier's net interest margin, the anticipated accretive effect of the merger and BB&T's anticipated performance in future periods. With respect to estimated cost savings and restructuring charges, BB&T has made assumptions about, among other things, the extent of operational overlap between BB&T and Premier, the amount of general and administrative expense consolidation, costs relating to converting Premier's bank operations and data processing to BB&T's systems, the size of anticipated reductions in fixed labor costs, the amount of severance expenses, the extent of the charges that may be necessary to align the companies' respective accounting reserve policies and the costs related to the merger. The realization of cost savings and the amount of restructuring charges are subject to the risk that the foregoing assumptions are inaccurate, and actual results may be materially different from those expressed or implied by the forward-looking statements.

  Any statements in this document about the anticipated accretive effect of the merger and BB&T's anticipated performance in future periods are subject to risks relating to, among other things, the following:

  1. expected cost savings from the merger or other previously announced mergers may not be fully realized or realized within the expected time-frame;

  2. the loss of deposits, customers or revenues following the merger or other previously announced mergers may be greater than expected;

  3. competitive pressures among depository and other financial institutions may increase significantly;

  4. costs or difficulties related to the integration of the businesses of BB&T and its merger partners, including Premier, may be greater than expected;

  5. changes in the interest rate environment may reduce margins, the volumes of loans made or the values of loans held;

  6. general economic or business conditions, either nationally or in the states or regions in which BB&T and Premier do business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

  7. legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which BB&T and Premier are engaged;

  8. adverse changes may occur in the securities markets; and

  9. competitors of BB&T and Premier may have greater financial resources and develop products that enable those competitors to compete more successfully than BB&T and Premier.

  Management of each of BB&T and Premier believes the forward-looking statements about its company are reasonable; however, shareholders of Premier should not place undue reliance on them. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of BB&T following completion of the merger may differ materially from those expressed or implied in these forward-looking statements. Many of the factors that will determine these results and values are beyond BB&T's and Premier's ability to control or predict.

                                    SUMMARY

  This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we refer you. See "Where You Can Find More Information" on page 54.

Exchange Ratio for Holders of Premier Common Stock to be 0.5155 of a Share of BB&T Common Stock for each Share of Premier Common Stock

  If the merger is completed and you own Premier common stock, you will receive 0.5155 of a share of BB&T common stock, together with related rights, for each share of Premier common stock you own, plus cash instead of any fractional share. See "Description of BB&T Capital Stock" on page 43.

  On November 5, 1999, the closing price of BB&T common stock was $36.19, making the value of 0.5155 of a share of BB&T common stock (which is what you will receive for each share of Premier common stock that you own) equal to $18.65. Because the market price of BB&T stock fluctuates, you will not know when you vote what the shares will be worth when issued in the merger.

Exchange Ratio for Holders of Premier Preferred Stock to be based on a Fixed Pricing Period (Page 21)

  If the merger is completed and you own Premier preferred stock, you will receive a number of shares of BB&T common stock equal to the quotient of $60.00 (which is the liquidation value of Premier preferred stock) divided by the average closing price per share of BB&T common stock on the New York Stock Exchange for the five trading days ending on the trading day preceding the day on which the merger is completed (computed to the nearest ten-thousandth of a share) for each share of Premier preferred stock that you own, plus cash instead of any fractional share.

No Federal Income Tax on Shares Received in Merger (Page 35)

  You generally will not recognize gain or loss for federal income tax purposes on the shares of BB&T common stock you receive in the merger. BB&T's attorneys have issued a legal opinion to this effect, which we have included as an exhibit to the registration statement filed with the SEC for the shares to be issued in the merger. You will be taxed, however, on any cash that you receive instead of any fractional share of BB&T common stock and, if you hold shares of Premier preferred stock and you properly exercise your right to dissent to the merger, you will generally be taxed on the cash that you receive. Tax matters are complicated, and the tax consequences of the merger may vary among shareholders. We urge you to contact your own tax advisor to understand fully how the merger will affect you.

BB&T Dividend Policy Following the Merger

  BB&T currently pays quarterly dividends of $.20 per share of common stock. BB&T expects that it will continue to pay at least this amount in quarterly dividends, but may change that policy based on business conditions, BB&T's financial condition and earnings or other factors.

Premier Board Recommends Shareholder Approval (Page 13)

  The Premier Board of Directors believes that the merger is in the best interests of Premier shareholders and recommends that you vote "FOR" approval of the merger agreement. The Premier Board believes that, as a result of the merger, you will have less financial risk and will experience greater value, including cash dividends, than you would if Premier remained independent.

Exchange Ratio Fair to Common Shareholders According to Premier's Financial Advisor (Page 15)

  Donaldson, Lufkin & Jenrette Securities Corporation (DLJ) has given an opinion to the Premier Board that, as of July 28, 1999, which is when the Premier Board approved the merger agreement and the merger, the exchange ratio for Premier common stock in the merger was fair from a financial point of view to you as holders of Premier common stock. The full text of this opinion is attached as Appendix C to this proxy statement/ prospectus. We encourage you to read the opinion carefully. See "The Merger-- Opinion of Financial Advisor to Premier" on page 15.

Meeting to be held January 7, 2000 (Page 9)

  Premier will hold the special shareholders' meeting at 10:00 a.m. on Friday, January 7, 2000 at Swissotel Atlanta, 3391 Peachtree Road, Atlanta, Georgia 30326. At the meeting, you will vote on the merger agreement and conduct any other business that properly arises.

The Companies (Page 39)

BB&T Corporation
200 West Second Street
Winston-Salem, NC 27101
(336) 733-2000

  BB&T is a multi-bank holding company with more than $41.6 billion in assets. It is the sixth largest bank holding company in the Southeast and, through its banking and thrift subsidiaries, operates 622 branch offices in the Carolinas, Virginia, Maryland, Washington, D.C., Georgia, West Virginia and Kentucky. BB&T ranks second in deposit market share in North Carolina and third in South Carolina and maintains a significant market presence in Virginia, as well as in Maryland, Georgia and Washington, D.C.

Premier Bancshares, Inc.
950 E. Paces Ferry Road
Atlanta, GA 30326
(404) 814-3090

  Premier, with approximately $2 billion in assets, is the holding company for 32 banking offices and 17 mortgage banking offices in the metropolitan Atlanta area and in Georgia, Alabama, South Carolina, Florida and Tennessee.

The Merger (Page 11)

  In the merger, Premier will merge into BB&T, and Premier's financial institution and mortgage banking subsidiaries, through which it operates, will become wholly owned subsidiaries of BB&T. If the Premier shareholders approve the merger agreement at the special meeting, we currently expect to complete the merger in the first quarter of 2000.

  We have attached the merger agreement and the related plan of merger (Appendix A) at the back of this proxy statement/prospectus. We encourage you to read the merger agreement, as it is the legal document that governs the merger.

Majority Premier Shareholder Vote Required (Page 9)

  Approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of Premier common stock and Premier preferred stock, voting together as a single voting group. If you fail to vote, it will have the effect of a vote against the merger agreement and the merger. The directors and executive officers of Premier together own about 16% of the shares entitled to be cast at the meeting, and we expect them to vote their shares in favor of the merger agreement and the merger.

  Brokers who hold shares of Premier common stock or Premier preferred stock as nominees will not have authority to vote them with respect to the merger unless the beneficial owners of those shares provide voting instructions.

  The merger does not require the approval of BB&T's shareholders.

Record Date Set at November 5, 1999; One Vote per Share of Premier Common Stock or Premier Preferred Stock (Page 9)

  If you owned shares of Premier common stock or Premier preferred stock at the close of business on November 5, 1999, the record date, you are entitled to vote on the merger agreement and other proper matters that may be considered at the meeting, if any.

  On the record date, there were 32,246,717 shares of Premier common stock outstanding and 40,770 shares of Premier preferred stock outstanding. You will have one vote at the meeting for each share of Premier common stock or Premier preferred stock that you owned on the record date.

Monetary Benefits to Management (Page 28)

  When considering the recommendation of the Premier Board, you should be aware that some of Premier's directors and officers have interests in the merger that differ from the interests of other Premier shareholders. Darrell D. Pittard, Premier's Chairman and Chief Executive Officer, has agreed to a 5-year employment agreement with Branch Banking and Trust Company, BB&T's North Carolina banking subsidiary, pursuant to which he will receive a base salary of $430,600 and be eligible to receive a bonus and to be granted stock options annually. Robert C. Oliver, Premier's President and Chief Operating Officer, has agreed to a 4-year employment agreement with Branch Banking and Trust Company, pursuant to which he will receive a base salary of $302,600. In addition, it is anticipated that Sandra Fuller, George Henderson, George Phelps, Henley VanSant and Brian Schmitt will enter into three-year employment agreements with Branch Banking and Trust Company at their current salaries.

  As more fully described in this proxy statement/prospectus, the employment agreements for Mr. Pittard and Mr. Oliver provide, subject to satisfaction of certain conditions, for their receipt of "success payments" upon completion of specified events relating to the merger and the subsequent conversion of the systems of Premier and its banking subsidiaries to those of BB&T. Mr. Pittard's employment agreement provides for an additional "success payment" because Premier's acquisitions of other banking institutions, which were pending as of the date of the merger agreement, have been completed.

  Also, Mr. Pittard will be named Chief Executive Officer of Premier Lending Corporation, will be elected to the board of Branch Banking and Trust Company and will be named Chairman of Branch Banking and Trust Company's advisory board for the Atlanta region.

  The Premier Board was aware of these and other interests and considered them when it approved and adopted the merger agreement.

Conditions that Must be Satisfied for the Merger to Occur (Page 23)

  The following conditions must be met for us to complete the merger:

  .  approval of the merger agreement by the Premier shareholders;

  . the absence of legal restraints that prevent the completion of the merger;

  . receipt of a legal opinion concerning the tax consequences of the merger;

  . the continuing accuracy of the parties' representations in the merger agreement;

  . the continuing effectiveness of the registration statement filed with the SEC;

  .  the ability to account for the merger as a pooling of interests;

  . the absence of any withdrawal or modification of the opinion of DLJ to the effect that the exchange ratio for Premier common stock was fair, from a financial point of view, to the holders of Premier common stock; and

  . the continuous employment by Premier of Darrell D. Pittard until completion of the merger.

  In addition, we cannot complete the merger unless we obtain the approval of the Board of Governors of the Federal Reserve System, the Georgia Department of Banking and Finance and the Virginia Bureau of Financial Institutions. In October 1999, BB&T filed the required applications seeking approval of the merger. Although we believe the regulatory approvals will be received in a timely manner, we cannot be certain when or if we will obtain them.

Termination and Amendment of the Merger Agreement (Page 26)

  We can agree at any time to terminate the merger agreement without completing the merger. Either company can also terminate the merger agreement in the following circumstances:

  .  the merger is not completed by March 31, 2000;

  . any of the conditions that must be satisfied to complete the merger is not met; or

  . the other company violates, in a material way, any of its representations, warranties or obligations under the merger agreement.

  Generally, the company seeking to terminate cannot itself be in violation of the merger agreement in a way that would allow the other party to terminate.

  In addition, the merger agreement can be terminated by:

  . BB&T, if the Premier Board withdraws its recommendation or refuses to recommend to the Premier shareholders that they vote to approve the merger or recommends to the Premier shareholders that they vote to approve an agreement, plan or transaction involving the sale of all or a substantial portion of the equity interests or assets of Premier or a Premier subsidiary to, or a business combination with, a party other than BB&T or a BB&T subsidiary; or

  . Premier, if the Premier Board determines in good faith to enter into an agreement, plan or transaction as described above that does not represent a breach of the merger agreement.

  We can agree to amend the merger agreement in any way, except that after the shareholders' meeting we cannot decrease the number of shares of BB&T common stock you will receive in the merger. Either company can waive any of the requirements of the other company contained in the merger agreement, except that neither company can waive any required regulatory approval. Neither company intends to waive the condition that it receives a tax opinion. If a tax opinion is not available and the Premier Board determines to proceed with the merger, Premier will resolicit its shareholders.

Termination Fee (Page 28)

  As a condition to its offer to acquire Premier, and to discourage other companies from offering to acquire Premier, BB&T required Premier to agree to pay to BB&T a termination fee of $10 million if the merger agreement is terminated for certain reasons, including:

  .  the Premier shareholders do not vote to approve the merger and either:

    . prior to the Premier shareholders' meeting, the Premier Board withdrew its recommendation or refused to recommend to the Premier shareholders that they vote to approve the merger, or

    . at the time of the shareholders' meeting, a proposal or offer existed involving the sale of all or a substantial portion of the equity interests or assets of Premier or a Premier subsidiary to, or a business combination with, a party other than BB&T or a BB&T subsidiary.

  . the Premier Board withdraws its recommendation or refuses to recommend to the Premier shareholders that they vote to approve the merger or recommends to the Premier shareholders that they vote to approve an agreement, plan or transaction arising out of a proposal or offer as described above;

  . Premier breaches the merger agreement by entertaining a proposal or offer described above;

  . Premier determines in good faith to enter into an agreement, plan or transaction arising out of a proposal or offer as described above that is permitted by the merger agreement; or

  . DLJ withdraws or modifies its opinion to the effect that the exchange ratio for Premier common stock was fair, from a financial point of view, to you as holders of Premier common stock.

BB&T to Use Pooling-of-Interests Accounting Treatment (Page 36)

  BB&T will account for the merger as a pooling of interests. This will enhance future earnings by avoiding the creation of goodwill relating to the merger and will enable BB&T to avoid charges against future earnings that would result from amortizing goodwill. This accounting method also means that, after the merger, BB&T will report financial results as if Premier had always been combined with BB&T.

Appraisal Rights for Preferred Shareholders but not for Common Shareholders (Page 32)

  Under Georgia law, if you are a holder of Premier common stock you have no right to an appraisal of your shares in connection with the merger.

  However, if you are a holder of Premier preferred stock and you do not vote for the merger and you properly exercise rights to dissent to the merger and to demand the "fair value" of your shares of Premier preferred stock, you may have the right to obtain a cash payment for the "fair value" of your shares. To exercise these rights, a holder of Premier preferred stock must comply with the procedural requirements of the Georgia Business Corporation Code, the relevant sections of which we have attached to this proxy statement/prospectus as Appendix B. We cannot predict what the "fair value" of Premier preferred stock resulting from the required appraisal proceedings would be. Failure to take timely and properly any of the steps required under the GBCC may result in a loss of dissenters' rights.

Share Price Information (Page 6)

  Premier common stock and BB&T common stock are both listed on the New York Stock Exchange. On July 28, 1999, the last full trading day before public announcement of the proposed merger, Premier common stock closed at $19.88 and BB&T common stock closed at $36.63. On November 5, 1999, Premier common stock closed at $18.19 and BB&T common stock closed at $36.81.

Listing of BB&T Stock

  BB&T will list the shares of its common stock to be issued in the merger on the New York Stock Exchange.

Comparative Market Prices and Dividends

  BB&T common stock is listed on the NYSE under the symbol "BBT." Premier common stock is listed on the NYSE under the symbol "PMB."/1/ Premier preferred stock is not publicly traded. The table below shows the high and low closing prices of BB&T common stock and Premier common stock and cash dividends paid per share for the last two fiscal years plus the interim period. For BB&T, prices reflect a 2-for-1 stock split on August 3, 1998, and for Premier, prices reflect a 3-for-2 stock split on January 23, 1998. The merger agreement restricts Premier's ability to increase dividends. See page 25.

                                     BB&T                       Premier
                          --------------------------- ---------------------------
                           High   Low   Cash Dividend  High   Low   Cash Dividend
                          ------ ------ ------------- ------ ------ -------------
Quarter Ended
 March 31, 1999.........  $40.44 $34.94     $.175     $25.31 $19.00     $.09
 June 30, 1999..........   40.25  33.81      .175      21.50  15.83      .09
 September 30, 1999.....   36.63  30.50       .20      19.88  14.94      .09
 December 31, 1999
  (through November 5,
  1999).................   36.81  30.38       .20      18.19  15.44       --
Quarter Ended
 March 31, 1998.........   33.84  29.03      .155      29.69  14.00      .13
 June 30, 1998..........   34.06  32.03      .155      29.00  23.13      .05
 September 30, 1998.....   36.03  28.00      .175      28.50  20.00      .05
 December 31, 1998......   40.63  27.31      .175      27.69  16.38      .08
 For year 1998..........   40.63  27.31       .66      29.69  14.00      .31
Quarter Ended
 March 31, 1997.........   20.38  17.63      .135       9.46   7.66      .05
 June 30, 1997..........   23.56  17.88      .135      11.67   9.17      .04
 September 30, 1997.....   27.56  22.66      .155      14.17   9.83      .04
 December 31, 1997......   32.50  25.97      .155      17.92  12.83      .02
 For year 1997..........   32.50  17.63       .58      17.92   7.66      .15

  The table below shows the closing price of BB&T common stock and Premier common stock on July 28, 1999, the last full trading day before public announcement of the proposed merger.

       BB&T historical.................................................. $36.63
       Premier historical............................................... $19.88
       Premier pro forma equivalent*.................................... $18.88

--------
* calculated by multiplying BB&T's per share closing price by an exchange ratio of 0.5155
/1/Premier common stock has been listed on the NYSE since June 1, 1999. From
  January 1997 to May 31, 1999, Premier common stock was listed on the American Stock Exchange under the symbol "PMB" and from January 1995 to January 1997, Premier common stock was listed on the Nasdaq Small Cap Market under the symbol "FABC."

Selected Consolidated Financial Data

  We are providing the following information to help you analyze the financial aspects of the merger. We derived this information from audited financial statements for 1994 through 1998 and unaudited financial statements for the nine months ended September 30, 1999. The information provided for BB&T has been restated to include the accounts of MainStreet Financial Corporation, First Citizens Corporation and Mason-Dixon Bancshares, Inc., which were acquired by BB&T on March 5, 1999, July 9, 1999 and July 14, 1999, respectively, in transactions accounted for as poolings of interests. The information provided for Premier has been restated to include the accounts of North Fulton Bancshares, Inc., which was acquired by Premier on August 31, 1999, in a transaction accounted for as a pooling of interests. The information provided for Premier does not, however, reflect the impact of its recently completed acquisitions of Bank Atlanta and Farmers & Merchants Bank. This information is only a summary, and you should read it in conjunction with our historical financial statements (and related notes) contained in the annual and quarterly reports and other documents that we have filed with the SEC. See "Where You Can Find More Information" on page 54. You should not rely on the nine-month information as being indicative of results expected for the entire year or for any future interim period.

                     BB&T--Historical Financial Information

                           As of/For the Nine
                              Months Ended
                              September 30,                As of/For the Years Ended December 31,
                         ----------------------- ----------------------------------------------------------
                            1999        1998        1998        1997       1996        1995        1994
                         ----------- ----------- ----------- ---------- ----------- ----------- -----------
                                        (Dollars in thousands, except for per share amounts)
Net interest income..... $ 1,122,435 $ 1,013,950 $    67,191 $1,267,848 $ 1,158,858 $    42,397 $    33,687
Net income..............     439,104     392,397     527,254    394,661      14,307      11,851     300,262
Basic earnings per
 share..................        0.48        1.26        1.68       1.26        1.19         .84         .97
Diluted earnings per
 share..................        0.48        0.64        1.65       1.24        1.17         .82         .94
Cash dividends paid per
 share..................         .55        .485         .66        .58         .50        0.06         .37
Book value per share....        9.72        9.57        5.28       8.59        7.91        7.69        6.87
Total assets............  41,649,596  37,419,848  37,903,119  4,421,182  30,301,706  28,343,959  26,545,187
Long-term debt..........   6,321,643     134,922   5,300,536  3,918,156   2,485,710      42,283      30,807

                   Premier--Historical Financial Information

                           As of/For the Nine
                              Months Ended
                              September 30,                As of/For the Years Ended December 31,
                         ----------------------- ----------------------------------------------------------
                            1999        1998        1998        1997       1996        1995        1994
                         ----------- ----------- ----------- ---------- ----------- ----------- -----------
                                        (Dollars in thousands, except for per share amounts)
Net interest income..... $    53,674 $    50,162 $    67,191 $   60,459 $    49,215 $    42,397 $    33,687
Net income..............      13,566      18,058      22,331     19,412      14,307      11,851       6,773
Basic earnings per
 share..................        0.48        0.65        0.81       0.71        0.53        0.45        0.28
Diluted earnings per
 share..................        0.48        0.64        0.79       0.69        0.52        0.44        0.27
Cash dividends declared
 per share..............        0.27        0.24        0.31       0.15        0.17        0.06        0.03
Book value per share....        5.32        5.14        5.28       4.74        4.10        3.73        3.20
Total assets............   1,693,318   1,586,177   1,694,168  1,421,182   1,225,600   1,012,457     815,330
Long-term debt..........     219,650     134,922     198,621     74,225      42,724      42,283      30,807

Comparative Per Share Data

  We have summarized below the per share information for our companies on a historical, pro forma combined and equivalent basis. You should read this information in conjunction with our historical financial statements (and related notes) contained in the annual and quarterly reports and other documents we have filed with the SEC. See "Where You Can Find More Information" on page 54.

  The BB&T pro forma information gives effect to the merger accounted for as a pooling of interests, assuming that 0.5155 of a share of BB&T common stock is issued for each outstanding share of Premier common stock. Premier equivalent share amounts are calculated by multiplying the pro forma basic and diluted earnings per share, BB&T's historical per share dividend and the pro forma shareholders' equity by the exchange ratio of 0.5155 of a share of BB&T common stock so that the per share amounts equate to the respective values for one share of Premier common stock. You should not rely on the pro forma information as being indicative of the historical results that we would have had if we had been combined or the future results that we will experience after the merger, nor should you rely on the nine-month information as being indicative of results expected for the entire year or for any future interim period.

                                                                As of/For the
                                              As of/For the      Year Ended
                                            Nine Months Ended   December 31,
                                              September 30,   -----------------
                                                  1999        1998  1997  1996
                                            ----------------- ----- ----- -----
Earnings per common share
Basic
  BB&T historical..........................       $1.39       $1.68 $1.26 $1.19
  Premier historical.......................         .48         .81   .71   .53
  Pro forma combined.......................        1.37        1.68  1.27  1.18
  Premier pro forma equivalent.............         .71         .87   .65   .61
Diluted
  BB&T historical..........................        1.36        1.65  1.24  1.17
  Premier historical.......................         .48         .79   .69   .52
  Pro forma combined.......................        1.34        1.64  1.25  1.16
  Premier pro forma equivalent.............         .69         .85   .64   .60
Cash dividends declared per common share
BB&T historical............................         .55         .66   .58   .50
Premier historical.........................         .27         .31   .15   .17
Pro forma combined.........................         .55         .66   .58   .50
Premier pro forma equivalent...............         .28         .34   .30   .26
Shareholders' equity per common share
BB&T historical............................        9.72        9.62  8.59  7.91
Premier historical.........................        5.32        5.28  4.74  4.10
Pro forma combined.........................        9.75        9.64  8.62  7.97
Premier pro forma equivalent...............        5.03        4.97  4.44  4.11

                            MEETING OF SHAREHOLDERS

General

  We are providing this proxy statement/prospectus to Premier shareholders of record as of November 5, 1999, along with a form of proxy that the Premier Board is soliciting for use at a special meeting of shareholders of Premier to be held on Friday, January 7, 2000 at 10:00 a.m., Eastern Time, at Swissotel Atlanta, 3391 Peachtree Road, Atlanta, Georgia 30326. At the meeting, the shareholders of Premier will vote upon a proposal to approve the merger agreement, dated as of July 28, 1999, pursuant to which Premier would merge with and into BB&T. Proxies may be voted on other matters that may properly come before the meeting, if any, at the discretion of the proxy holders. The Premier Board knows of no such other matters except those incidental to the conduct of the meeting. The merger agreement and the related plan of merger are attached as Appendix A.

  Whether or not you expect to attend the meeting, your vote is important. We request holders of the common stock or the preferred stock of Premier to complete, date and sign the accompanying proxy and return it promptly to Premier in the enclosed postage prepaid envelope.

Record Date, Voting Rights and Vote Required

  Only the holders of Premier common stock or Premier preferred stock on the record date are entitled to receive notice of and to vote at the meeting. On the record date, there were 32,246,717 shares of Premier common stock outstanding, held by approximately 2,935 holders of record, and 40,770 shares of Premier preferred stock outstanding, held by approximately 119 holders of record. Each such share of Premier common stock and Premier preferred stock is entitled to one vote on each matter submitted at the meeting.

  Approval of the merger agreement and the plan of merger requires the affirmative vote of the holders of at least a majority of the outstanding shares of Premier common stock and Premier preferred stock, voting together as a single voting group. If you do not vote your shares, it will have the same effect as a vote "against" the merger agreement and the plan of merger.

  The proposal to adopt the merger agreement and the plan of merger is a "non-discretionary" item, meaning that brokerage firms may not vote shares in their discretion on behalf of a client if the client has not given voting instructions. Accordingly, shares held in street name that have been designated by brokers on proxy cards as not voted with respect to that proposal ("broker shares") will not be counted as votes cast on it. Shares with respect to which proxies have been marked as abstentions also will not be counted as votes cast on that proposal.

  Action on other matters, if any, that are properly presented at the meeting for consideration of the shareholders will be approved if a quorum is present and the votes in favor of the matter constitute a majority of the shares represented at the meeting and entitled to vote. A quorum will be present if a majority of the outstanding shares of Premier common stock and Premier preferred stock entitled to vote, taken together, are represented at the meeting in person or by proxy. Shares with respect to which proxies have been marked as abstentions and broker shares will be treated as shares present for purposes of determining whether a quorum is present. The Premier Board is not aware of any other business to be presented at the meeting other than matters incidental to the conduct of the meeting.

  Because approval of the merger agreement and the plan of merger requires the affirmative vote of the holders of at least a majority of the outstanding shares of Premier common stock and Premier preferred stock, voting together as a single voting group, abstentions and broker shares will have the same effect as votes against the merger. Accordingly, the Premier Board urges you to complete, date and sign the accompanying proxy and return it promptly in the enclosed postage prepaid envelope.

  You should not send in your stock certificates with your proxy cards. See "The Merger--Exchange of Premier Stock Certificates" on page 22.

  If you are a holder of Premier preferred stock, you do not vote for the merger and you properly exercise rights to dissent to the merger and to demand the "fair value" of your shares of Premier preferred stock, you may have the right to obtain a cash payment for the "fair value" of your shares. If you are a holder of Premier common stock, you do not have this right. See "The Merger--Rights of Dissenting Preferred Shareholders" on page 32.

  As of the record date, the directors and executive officers of Premier and their affiliates beneficially owned a total of 4,468,318 shares, or 16%, of the issued and outstanding shares of Premier common stock (exclusive of shares that may be acquired pursuant to the exercise of stock options) and no shares of Premier preferred stock. As of the record date, the directors and executive officers of BB&T, their affiliates, BB&T and its subsidiaries owned a total of less than 1% of the outstanding shares of Premier common stock and none of the outstanding shares of Premier preferred stock.

Voting and Revocation of Proxies

  The shares of Premier common stock and Premier preferred stock represented by properly completed proxies received at or before the time for the meeting (or any adjournment) will be voted as directed by the shareholders unless revoked as described below. If no instructions are given, executed proxies will be voted "FOR" approval of the merger agreement and the plan of merger. Proxies marked "FOR" approval of the merger agreement and the plan of merger and executed but unmarked proxies will be voted in the discretion of the proxy holders named therein as to any proposed adjournment of the meeting. Proxies which are voted "AGAINST" approval of the merger agreement and the plan of merger will not be voted in favor of any motion to adjourn the meeting to solicit more votes in favor of the merger. If any other matters are properly presented at the meeting and voted upon, the proxies solicited hereby will be voted on those matters at the discretion of the proxy holders named therein.

  Your attendance at the meeting will not automatically revoke your proxy. You may, however, revoke a proxy any time before its exercise by filing a written notice of revocation with, or by delivering a duly executed proxy bearing a later date to, the Secretary of Premier at Premier's principal executive offices before the meeting, or by attending the meeting and voting in person by written ballot.

Solicitation of Proxies

  BB&T and Premier will each pay 50% of the cost of printing this proxy statement/prospectus, and Premier will pay all other costs of soliciting proxies. Directors, officers and other employees of Premier or its subsidiaries may solicit proxies personally, by telephone or facsimile or otherwise. None of these people will receive any special compensation for solicitation activities. Premier will arrange with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Premier will reimburse these record holders for their reasonable out-of-pocket expenses. In addition, Premier intends to use the services of Regan & Associates, a professional proxy solicitation firm, to help with soliciting proxies for the meeting, at an estimated cost of $6,000 plus out-of-pocket expenses.

Recommendation of the Premier Board

  The Premier Board has adopted the merger agreement and the plan of merger and believes that the proposed transaction is fair to and in the best interests of Premier and its shareholders. The Premier Board recommends that Premier's shareholders vote "FOR" approval of the merger agreement and the plan of merger. See "The Merger--Background of and Reasons for the Merger" on page 11.

                                  THE MERGER

  The following information describes the material aspects of the merger. This description does not purport to be complete and is qualified in its entirety by reference to the appendices to this proxy statement/prospectus, including the merger agreement and the plan of merger, which are attached to this proxy statement/prospectus as Appendix A and incorporated herein by reference. All shareholders are urged to read the appendices in their entirety.

General

  In the merger, Premier will be merged with and into BB&T and BB&T will be the surviving corporation. Shareholders of Premier will receive shares of the common stock of BB&T in exchange for their shares of Premier common stock or Premier preferred stock. During the third quarter of 2000, BB&T intends to merge Premier's subsidiary financial institutions into one or more subsidiaries of BB&T.

Background of and Reasons for the Merger

 Background of the Merger

  Premier was formed as the holding company for Premier Lending Corporation and Allatoona Federal Savings Bank in 1995 and has conducted its business since that date. In August 1996, Premier merged with First Alliance, and in January 1997, its common stock began trading on the American Stock Exchange. In June 1997, Premier completed its merger with Central and Southern Holding Company and in October of that year completed the acquisition of Traditional Mortgage, a mortgage operation which had offices in Mobile, Alabama, Jacksonville, Florida and the Atlanta area. Since December 1997, Premier has continued to expand its metropolitan Atlanta operations with the acquisition of Citizens Gwinnett Bankshares, Lanier Bank and Trust Company, Button Gwinnett Financial Corporation, The Bank Holding Company and Frederica Bank & Trust. In addition, Premier has opened mortgage and construction lending offices in southeastern markets including Augusta, Georgia, Warner Robins, Georgia, St. Simons Island, Georgia, Charlotte, North Carolina, Charleston, South Carolina and Chattanooga, Tennessee, and has full service banking operations on St. Simons Island, Georgia. Premier acquired North Fulton Bancshares, Inc., Atlanta, Georgia on August 31, 1999, Bank Atlanta, Decatur, Georgia on October 27, 1999 and Farmers and Merchants Bank, Summerville, Georgia, on November 5, 1999. Premier has therefore grown rapidly over the last five years primarily through its strategic acquisitions. Premier was established with a view to building an Atlanta-centered franchise which would ultimately become part of a regional bank's network. This intent and the potential benefit to their shareholders was made clear to prospective targets.

  Pursuant to an engagement letter dated May 28, 1998 (as modified by a letter dated July 27, 1999), Premier engaged Brown, Burke Capital Partners, Inc. to act as its financial advisor in connection with Premier's consideration of a possible sale of all or substantially all of its stock or assets. Brown, Burke had often advised Premier as to acquisitions and financial strategy generally. As part of this process, Brown, Burke conducted preliminary discussions on Premier's behalf with various financial institutions to assist Premier in assessing its strategic options. A number of institutions were contacted, including more than eight regional bank holding companies, including BB&T. On July 23, 1998, Mr. Pittard advised the Premier Board, which was meeting in executive session, that several of these regional banks had expressed an interest in Premier and its performance. Management therefore determined that invitations to meet should be extended and Mr. Pittard, Mr. Oliver and former director Mr. Glenn White met with the chief executive officers of several of these institutions to hold further preliminary discussions regarding Premier and its franchise. Management believed that, unless Premier merged with a larger institution, a number of facilities and internal systems would require substantial capital and personnel expenditures of up to $4 million a year in order to service the company as it grew, and that these systems would not necessarily add value to a potential acquiror.

  Brown, Burke arranged follow-up meetings between Premier and several of the institutions. Although the reaction was generally positive from each of the interested parties, most expressed general concerns regarding the integration risk involved in acquiring an entity which itself had been so acquisitive in the recent past and which was involved in the process of converting its targets' data processing systems to a common platform. There was also some concern regarding the overall unseasoned nature of Premier's franchise, the high level of volatile mortgage banking income and the high market valuation of Premier's stock. Of the institutions involved in the follow-up discussions, BB&T expressed the most substantive ongoing interest, particularly after Premier completed its acquisition of Button Gwinnett Financial Corporation in July 1998.

  On August 14, 1998, BB&T delivered a nonbinding letter of interest to Brown, Burke proposing an acquisition of Premier. However, that same day, BB&T was contacted by a banking organization that it had attempted to acquire for some time and withdrew its letter to Premier to pursue the other acquisition. However, Brown, Burke continued to have ongoing general discussions during the latter half of 1998 with other institutions that had expressed an interest in the Atlanta market. In October and November 1998, senior management of BB&T met with representatives of Premier and conducted a tour of Premier's facilities and markets. BB&T determined that it did not wish to pursue further negotiations with Premier at that time due to the integration risk associated with the data processing conversions of Premier's pending or recently completed acquisitions. Premier decided at this time that it would be advisable to also have the benefit of advice from a Wall Street investment bank and entered into an engagement letter dated October 6, 1998 (as modified by a letter dated July 26, 1999) with Donaldson, Lufkin & Jenrette Securities Corporation (DLJ) in connection with a possible sale of the assets or stock of Premier.

  During the first half of 1999, the executive committee of the Premier Board met on several occasions to discuss the strategic alternatives available to Premier. Management explained that Premier had reached the stage in its development which required it either to make considerable capital investments to consolidate its franchise, including the development of a central operations center and investments in technology, or to pursue a combination of Premier with a more substantial and mature institution that could provide such services.

  In addition, management believed that the proposed abolition of the pooling-of-interests method of accounting for mergers could adversely affect the premiums paid in banking acquisitions. The timing of any decision to sell would therefore be affected by the proposed accounting change. In June 1999, the Premier Board announced that second quarter earnings would be significantly short of analysts' forecasts because of lower profits from mortgage lending and commercial banking, and this factor promoted more serious consideration of the expressions of interest.

  Premier completed the conversion of all of its 1998 acquisitions to the FiServ operating system on May 7, 1999.

  In May 1999, as part of its ongoing discussions with potentially interested parties, Brown, Burke became aware of an increased level of interest from two other regional financial institutions, which signed confidentially agreements and entered into further discussions with Premier. One of those institutions later conducted due diligence at Premier.

  In early July 1999, BB&T and one other interested party performed on site due diligence.

  On July 20, 1999, BB&T and the two other remaining interested parties submitted their indications of interest in acquiring Premier.

  Premier's alternatives were discussed fully, including the viability of remaining independent, at a series of executive committee meetings held on July 13, 20 and 22, 1999. At the Premier Board meeting held on July 22, 1999, both Brown, Burke and DLJ made presentations to the Premier Board, and DLJ concluded that the exchange ratio for Premier common stock offered by BB&T was fair, from a financial point of view, to the holders of Premier common stock. Following the review of Brown, Burke's and DLJ's presentations, the Premier

Board concluded that BB&T's stock had more potential for a higher return than Premier's stock if Premier remained independent. See "--Opinion of Financial Advisor to Premier" on page 15.

  The Premier Board authorized Mr. Pittard to negotiate with BB&T. The Premier Board also appointed a three-member independent committee to analyze any proposal which was deemed appropriate by the Premier Board and to review and report on the fairness opinion to be produced by DLJ.

  On July 28, 1999, the Premier Board's independent committee met with Brown, Burke and DLJ, reviewed their analyses and accepted the DLJ fairness opinion. This was followed by a meeting of the Premier Board at which, after considering the advice of both Brown, Burke and DLJ, the Premier Board determined that BB&T's offer represented a "financial upgrade" for Premier's shareholders and that from a financial point of view the transaction was compelling. BB&T's more diverse business was also attractive in current market conditions, especially given Premier's reliance on mortgage banking operations. The Premier Board also considered management's projections and the challenges to be faced if Premier were to attempt to become a $3 to $5 billion company, including the required technology investments and the volatility associated with mortgage banking earnings, and the effect that a slow-down in the economy would have on the real estate markets in general. DLJ stated that it was of the opinion that the exchange ratio for Premier common stock was fair, from a financial point of view, to the holders of Premier common stock. The independent committee, after hearing the investment bankers' analyses and asking questions, accepted DLJ's fairness opinion, and the Premier Board voted to accept the terms of BB&T's offer, with only one negative vote, and authorized the signing of the definitive agreement.

 Premier's Reasons for the Merger and Recommendation of Directors.

  The Premier Board of Directors, with the assistance of outside financial and legal advisors, evaluated the financial, legal and market considerations bearing on the decision to recommend the merger. The terms of the merger, including the purchase price, are a result of arm's-length negotiations between representatives of Premier and BB&T. In reaching its conclusion that the merger agreement is in the best interest of Premier and its shareholders, the Premier Board carefully considered, without assigning any relative or specific values, the following material factors:

  . the financial terms of the proposed merger, including that Premier shareholders will not recognize any gain or loss for federal income tax purposes on the receipt of BB&T common stock in the merger;

  . a comparison of the terms of the proposed merger with comparable transactions, both in the Southeast and elsewhere;

  . information concerning the business, financial condition, results of operations and prospects of Premier and BB&T;

  . competitive factors and trends toward consolidation in the banking industry;

  . the review by the Premier Board with its legal and financial advisors of the provisions of the merger agreement;

  . the opinion rendered by DLJ to the Premier Board that the exchange ratio for Premier common stock to be received in the merger was fair, from a financial point of view, to the holders of the Premier common stock;

  .  the advice of Brown, Burke; and

  . alternatives to the merger, including proceeding on a stand-alone basis, in light of economic conditions and the prospects of the mortgage banking business and competition in the financial services area.

  The Premier Board also considered the separate agreements and benefits proposed for employees and management and concluded that those terms were reasonable. See "--Interests of Certain Persons In the Merger" on page 28.

  While each member of the Premier Board individually considered the foregoing and other factors, the Premier Board did not collectively assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. The Premier Board collectively made its determination with respect to the merger based on the conclusion reached by its members, in light of the factors that each of them considered appropriate, that the merger is in the best interests of the Premier shareholders.

  Your Board of Directors Recommends That You Vote "FOR" the Merger Agreement and the Merger.

 BB&T's Reasons for the Merger

  One of BB&T's announced objectives is to pursue in-market and contiguous state acquisitions of banks and thrifts within the $250 million to $10 billion range. BB&T's management believes that Premier is a quality institution with a strong commitment to personal service and that its acquisition by BB&T represents a substantial and beneficial expansion of BB&T's franchise into the rapidly growing, metropolitan Atlanta area, the largest metropolitan statistical area in the Southeast and a major financial center. BB&T's management further believes that the merger will benefit Premier's customers by giving them access to a broader product line that includes insurance, mutual funds, annuities, and trust, retail brokerage, investment banking, treasury and international banking services.

  In connection with BB&T's consideration of the merger, its management analyzed certain investment criteria designed to assess the impact of the merger on BB&T and its shareholders. For the purpose of this analysis, BB&T made the following assumptions:

  . BB&T's and Premier's 1999 earnings per share on a stand-alone basis would be in line with the estimates published following the release of their second quarter results by First Call Corporation.

  . BB&T's earnings per share on a stand-alone basis for 2000 and subsequent years would increase at an assumed annual rate, determined solely for the purpose of assessing the impact of the merger as described above, of approximately 9%.

  . Premier's earnings on a stand-alone basis for periods after 1999 would increase at an assumed rate, determined solely for the purpose of assessing the impact of the merger as described above, of approximately 12% from 2000 through 2009, before applying the effect of the assumptions described below.

  . Annual cost savings of approximately $18.9 million, or 25% of Premier's expense base, would be realized as a result of the merger.

  . Premier's core net interest margin (non-fully taxable equivalent) would be maintained annually at current levels.

  . BB&T would be able to enhance performance through effective management of Premier's balance sheet.

  Using the above assumptions, BB&T analyzed the merger to determine whether it would have an accretive or dilutive effect on estimated earnings per share, return on equity, return on assets and book value per share. This analysis indicated that the merger would be accretive to estimated earnings per share and return on assets in 2000 and to book value in all years. BB&T excluded from calculations of earnings per share, return on equity and return on assets the effect of an estimated one-time charge of $24.0 million, after income tax benefits, related to consummating the merger.

  In addition to the analysis described above, BB&T performed an internal rate of return analysis for this transaction. The purpose of this analysis was to determine if the projected performance of Premier, after applying the assumptions described above, would conform to BB&T's criteria. BB&T's current minimum internal rate of return requirement for this type of investment is 15%. The analysis performed in connection with the Premier merger indicated that the projected internal rate of return is 16.18%.

  None of the above information has been updated since the date of the merger agreement. There can be no certainty that the results reflected in the above information will be achieved or that actual results will not vary materially from the estimated results. For more information concerning the factors that could affect actual results, see "A Warning About Forward-Looking Information" on page iii.

Opinion of Financial Advisor to Premier

  Premier engaged DLJ to act as financial advisor with respect to possible business combinations. Premier's decision to engage DLJ was based upon DLJ's qualifications, expertise and reputation and standing as a major Wall Street investment banking firm, as well as upon its senior bankers' familiarity and prior experience with Premier.

  On July 28, 1999, DLJ rendered to the Premier Board its oral opinion, which DLJ subsequently confirmed in writing, to the effect that, based upon assumptions, limitations and qualifications set forth in its opinion, as of July 28, 1999, the exchange ratio for Premier common stock was fair from a financial point of view to the holders of the Premier common stock. The DLJ opinion does not address the fairness of the exchange ratio for Premier preferred stock.

  You should consider the following when reading the discussion of the DLJ opinion in this document:

  . The following description of the DLJ opinion is qualified by reference to the full opinion located in Appendix C to this proxy statement/prospectus. We urge you to read carefully the entire DLJ opinion.

  . The DLJ opinion was necessarily based on economic, market, financial and other conditions as they existed on the date of the opinion and on the information made available to DLJ as of that date and DLJ does not have any obligation to update, revise or reaffirm its opinion.

  . DLJ expressed no opinion as to the prices at which the Premier common stock or the BB&T common stock will actually trade at any time.

  . The DLJ opinion does not address the relative merits of the merger and the other business strategies considered by the Premier Board, nor does it address the Premier Board's decision to proceed with the merger.

  . The DLJ opinion does not constitute a recommendation to any shareholder as to how he or she should vote on the proposed transaction.

  In arriving at its opinion, DLJ, among other things:

  .  reviewed the merger agreement;

  . reviewed financial and other information that was publicly available or furnished to DLJ by Premier and BB&T, including I/B/E/S earnings estimates (I/B/E/S is a data service that monitors and publishes compilations of earnings estimates by selected analysts);

  . reviewed information provided during discussions with management of both Premier and BB&T including financial projections of Premier provided by Premier's management and cost savings and operating synergies provided by Premier's management;

  . compared financial and securities data of Premier and BB&T with various other companies whose securities are traded in public markets;

  . reviewed the historical stock prices and trading volumes of Premier common stock and BB&T common stock;

  .  reviewed prices and premiums paid in other business combinations; and

  . conducted such other financial studies, analyses and investigations as DLJ deemed appropriate for purposes of its opinion.

  In rendering the DLJ opinion, DLJ relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to DLJ by Premier or its representatives, or that was otherwise reviewed by DLJ. DLJ also assumed that Premier was not aware of any information prepared by it or its other representatives that might be material to DLJ's opinion that was not made available to DLJ. In particular, DLJ relied upon the estimates of the management of Premier of the cost savings and operating synergies achievable as a result of the merger and upon the discussion of these cost savings and operating synergies with management of Premier. With respect to the financial projections that DLJ reviewed, including cost savings and operating synergies, DLJ assumed that they were reasonably prepared on a basis reflecting the best currently available estimates and judgment of the management of Premier as to the future operating and financial performance of Premier and the combined company.

  DLJ is not expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect to these portfolios and assumed, with the consent of the Premier Board, that these allowances for each of Premier and BB&T were in the aggregate adequate to cover all losses with respect to these portfolios. In addition, DLJ did not review individual credit files nor did DLJ make an independent evaluation or appraisal of the assets and liabilities (including any hedge or derivative positions) of Premier or BB&T or any of their subsidiaries and DLJ was not furnished with any evaluation or appraisal. DLJ did not assume any responsibility for making any independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by it. DLJ assumed that the merger will qualify as a pooling-of-interests transaction. DLJ also assumed that the transaction will qualify as a tax-free reorganization for federal income tax purposes and that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Premier, BB&T or on the anticipated benefits of the merger.

  DLJ, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, DLJ and its affiliates may actively trade the securities of Premier and BB&T for their own account and for the accounts of its customers, and, accordingly, may at any time hold a long or short position in those securities. DLJ has performed investment banking and other services for Premier and BB&T in the past and has been compensated for those services.

  Premier has agreed to pay DLJ a transaction fee with respect to a business combination of (1) $500,000 which was paid at the time DLJ notified the Premier Board that it was prepared to deliver its opinion, (2) $500,000 which was paid on October 15, 1999 and (3) the greater of (A) 0.55% of the aggregate amount of consideration received by Premier and its shareholders, treating any shares issuable upon exercise of options, warrants or other rights of conversion as outstanding, or (B) 55% of the total investment banking fees paid by Premier in connection with the merger. Any fees paid to DLJ under items (1) and (2) will be credited against any fees payable under item (3). Premier has also agreed to reimburse DLJ for all out-of-pocket expenses, including the reasonable fees and expenses of counsel up to $25,000, and to indemnify DLJ against certain liabilities, including liabilities under the federal securities laws.

  The following is a summary of the material financial analyses DLJ used in connection with providing its opinion to the Premier Board and does not purport to be a complete description of the analyses performed by DLJ. The following quantitative information, to the extent it is based on market data, is based on market data as it existed at or about July 26, 1999 and is not necessarily indicative of current market conditions. You should understand that the order of the analyses (and the corresponding results) described does not represent the relative importance or weight given to these analyses by DLJ. The summaries of financial analyses include information presented in tabular format. The tables should be read together with the text of those summaries.

  Business Review. DLJ analyzed the different business lines comprising BB&T's business. In this regard, DLJ reviewed selected five-year historical consolidated financial information of each of BB&T's business lines, both in dollar terms and as a percentage of total consolidated results, in order to assess BB&T's business lines and the diversity of its business performance. DLJ also reviewed BB&T's operating profitability and growth performance during the period. In addition, DLJ considered:

  . BB&T's loan and deposit composition, based on the dollar value of loans and deposits;

  . BB&T's deposit market share, based on the dollar value of deposits, in the states in which BB&T operates;

  .  BB&T's acquisition history for the last three years; and

  . research analysts' estimates and recommendations with respect to BB&T common stock.

  DLJ also analyzed BB&T's ranking as of June 30, 1999 within the top U.S. commercial bank holding companies with respect to BB&T's:

  .  market capitalization;

  .  total assets;

  .  return on average common equity, excluding non-recurring items;

  .  return on average assets, excluding non-recurring items;

  .  net interest margin;

  .  ratio of loans to deposits;

  .  ratio of non-interest income to total revenues; and

  . efficiency ratio (calculated as overhead expenses divided by net interest income plus non-interest income, each as determined by DLJ)

  In addition, DLJ reviewed selected three-year historical consolidated financial information of Premier. DLJ also reviewed Premier's operating profitability and growth performance during this period. In addition, DLJ further considered Premier's loan and deposit composition, based on the dollar value of loans and deposits.

  DLJ also compared operating data statistics of Premier, BB&T and publicly available information for a southeastern regional bank peer group that DLJ selected and deemed to be relevant and comparable to Premier. The operating data statistics that DLJ reviewed included:

  .  total assets;

  .  last 12 months' income;

  .  last 12 months' profitability ratios as DLJ deemed to be relevant;

  .  capital ratios that DLJ deemed to be relevant; and

  .  credit ratios that DLJ deemed to be relevant.

  The southeastern regional bank peer group used to evaluate Premier included the following selected public banking institutions with assets between $1.0 billion and $3.0 billion as of March 31, 1999:

  .  Anchor Financial Corporation            .  Farmers Capital Bank
  .  Area Bancshares Corporation                Corporation
  .  Carolina First Corporation              .  First Charter Corporation
     (South Carolina)                        .  Mid-Atlantic Bancorp
  .  Century South Banks, Inc.               .  Republic Bancorp, Inc.
  .  City Holding Company                    .  Triangle Bancorp, Inc.
  .  Community Trust Bancorp, Inc.           .  WesBanco, Inc.
  .  F&M National Corporation


  Historical Stock Price Performance Analysis. DLJ reviewed the daily closing price per share of BB&T common stock for the one-year and three-year periods ended July 26, 1999 and reviewed the daily closing price per share of Premier common stock for the one-year period ended July 26, 1999. DLJ compared the closing price per share of BB&T common stock and Premier common stock for the one-year period. For BB&T, DLJ also reviewed the ratio of its closing stock price on July 26, 1999 to the 52-week high and low prices. DLJ noted that

BB&T's common stock closing price of $36.00 on July 26, 1999 represented 88.6% of the 52-week high price and 131.8% of the 52-week low price.

  Contribution Analysis. DLJ computed the contribution of Premier and BB&T to various elements of the combined entity's income statement, balance sheet and market capitalization, excluding estimated cost savings and operating synergies. Projected earnings were based on I/B/E/S earnings estimates and long-term growth rates and operating adjustments as provided by Premier's management. The following table compares the pro forma ownership of Premier and BB&T shareholders in the combined company based upon the exchange ratio with each company's respective contribution to each element of this analysis:

                            Pro Forma Ownership of    Pro Forma Ownership of
                           BB&T Shareholders in the Premier Shareholders in the
                               Combined Company          Combined Company
                           ------------------------ ---------------------------
Implied pro forma
 ownership................          95.3%                      4.7%
                             BB&T Contribution to     Premier Contribution to
                               Combined Company          Combined Company
                           ------------------------ ---------------------------
Income Statement
  12 months normalized net
   income at June 30,
   1999...................          95.8%                      4.2%
  Estimated 1999 net
   income.................          96.1%                      3.9%
  Estimated forward 12
   months net income......          96.2%                      3.8%
  Estimated 2000 net
   income.................          96.2%                      3.8%
  Estimated 2001 net
   income.................          96.1%                      3.9%
  Estimated 2002 net
   income.................          95.9%                      4.1%
  Estimated 2003 net
   income.................          95.8%                      4.2%
  Estimated 2004 net
   income.................          95.7%                      4.3%
Balance Sheet as of June
 30, 1999
  Total loans.............          94.4%                      5.6%
  Total assets............          95.7%                      4.3%
  Total deposits..........          94.5%                      5.5%
  Tangible common equity..          93.7%                      6.3%
  Common equity...........          94.6%                      5.4%
  Total tangible equity...          93.7%                      6.3%
  Total equity............          94.6%                      5.4%
Market Capitalization
 based on:
  Closing price on July
   26, 1999...............          95.1%                      4.9%
  1-month average of
   closing prices ending
   July 26, 1999..........          95.4%                      4.6%
  3-month average of
   closing prices ending
   July 26, 1999..........          95.1%                      4.9%
  6-month average of
   closing prices ending
   July 26, 1999..........          95.1%                      4.9%
  1-year average of
   closing prices ending
   July 26, 1999..........          94.6%                      5.4%

  Comparable Trading Valuation Analysis. DLJ compared selected operating and stock market results of Premier, breaking out Premier's lending subsidiary as well as analyzing Premier on a consolidated basis, to the southeastern regional bank peer group discussed above. The valuation analysis compared Premier with the low, medium and high multiples of the peer group. In addition, DLJ analyzed BB&T and Premier compared with the S&P 500 and the S&P bank index and, for Premier, the southeastern regional bank peer group on the basis of a total return analysis for the year-to-date, one-year, three-year and, for BB&T, five-year periods.

  The following table compares selected information derived by DLJ for Premier and the median of the southeastern regional bank peer group:

                                                   Pricing Multiples
                         ---------------------------------------------------------------------
                               Forward        Forward Price/                    Tangible Book
                           Price/Earnings     Cash Earnings      Book Value         Value
                         ------------------- ---------------- ---------------- ---------------
Premier.................        22.2x              21.9x           3.38x            3.47x
Southeastern Peer Group
 Median.................        16.0x              15.2x           1.99x            2.23x
                                          Last 12 Months Operating Statistics
                         ---------------------------------------------------------------------
                                             Return on Common
                         Return on Assets/1/    Equity/1/     Efficiency Ratio Fee Based Ratio
                         ------------------- ---------------- ---------------- ---------------
Premier.................        1.39%             14.84%           63.7%            37.8%
Southeastern Peer Group
 Median.................        1.11%             11.15%           60.1%            19.4%

--------
/1/calculated using net income normalized by excluding nonrecurring and extraordinary items

  Comparable Transactions Analysis. DLJ analyzed publicly available financial, operating and stock market information for selected comparable domestic commercial bank merger transactions between $250.0 million and $1.0 billion in transaction value that were announced from January 1, 1997 through July 26, 1999. DLJ calculated the median values of all of these transactions taken together as well as the median values of selected comparable domestic commercial bank merger transactions greater than $100.0 million in transaction value that were announced from January 1, 1997 through July 26, 1999. The following table compares information derived by DLJ with respect to the merger and these medians:

                                            Selected      Selected
                                           1997-1999     1997-1999
                                          Transactions  Transactions
                                         ($250 million- (over $100.0
                                          $1.0 billion)   million)   The Merger
                                         -------------- ------------ ----------
   Implied premium of offer price to
    market price on last trading day
    prior to announcement...............      15.9%         21.5%        (3.3)%
   Ratio of implied offer price to:
   Book value per share.................      3.07x         2.97x         3.27x
     Tangible book value per share......      3.31x         3.16x         3.35x
     Latest 12 months earnings per
      share.............................      24.4x         24.0x         22.3x
     Forward 12 months earnings per
      share.............................      20.7x         20.6x    19.9-21.5x

  Discounted Dividend Analysis. DLJ performed discounted dividend analyses to estimate a range of present values per share of Premier common stock assuming Premier continued to operate as a stand-alone entity. These analyses were conducted both with and without applying the cost savings and revenue enhancements estimated by Premier's management. These ranges were determined by adding (1) the present value of the estimated future dividend stream that Premier could generate through December 31, 2003 and (2) the present value of the "terminal value" of Premier's common stock at December 31, 2003.

  DLJ determined the range of present values per share of Premier common stock using the terminal year multiples and discount rates that DLJ viewed as appropriate for companies with Premier's risk characteristics. DLJ used Premier management's earnings estimates for 1999 and 2000. For periods after 2000, earnings were grown at Premier management's estimated long-term growth rate, adjusted to reflect an assumed constant ratio of tangible common equity to assets which DLJ viewed as appropriate.

  In calculating a terminal value of Premier common stock at December 31, 2003, DLJ applied multiples ranging from 15.0x to 19.0x to forecasted cash earnings for 2004. The dividend stream and terminal values were then discounted back to June 30, 1999 using discount rates ranging from 11.6% to 15.6%. Based on these assumptions, the stand-alone present value of Premier common stock ranged from $12.98 to $18.92 per share.

DLJ also calculated the present value of Premier common stock using management's assumptions provided to DLJ as it prepared its analyses with respect to merger costs savings and revenue enhancements, including the phase-in period for achieving them. Based on these assumptions, the present value of Premier common stock ranged from $16.61 to $23.21.

  The discounted dividend analyses are not necessarily indicative of actual values or actual future results and do not purport to reflect the prices at which any securities may trade at the present time or at any time in the future. Dividend discount analyses are a widely used valuation methodology, but the results of this methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values and discount rates.

  Break-Even Growth Analysis. DLJ performed a break-even growth analysis to estimate a range of compound annual growth in earnings over Premier management's estimated 1999 earnings at different terminal multiples that would be necessary to provide Premier's shareholders with the same present value as an acquisition at $18.56 per share.

  In calculating the terminal values of Premier common stock in 2004, DLJ applied assumed terminal multiples ranging from 15.0x to 19.0x earnings in 2004. These earnings were based on Premier's last 12 months' earnings and determined by DLJ using Premier management's estimates. DLJ then discounted these terminal values back to July 26, 1999 using a discount rate of 11.6%, which rate reflects Premier's average cost of capital, as determined by DLJ. DLJ determined that the compound annual growth rate of earnings over 1999 estimated earnings necessary to provide Premier's shareholders with the same present value as an acquisition at $18.56 per share ranged from 21.3% to 14.7% over the next five years.

  Pro Forma Merger Analysis. DLJ analyzed the pro forma financial impact through 2002 of the merger on both BB&T's and Premier's fully diluted earnings per share on both a generally accepted accounting principles basis and a cash basis and on the book value per share and the tangible book value per share. For purposes of these analyses, DLJ assumed that the merger would close in the first quarter of 2000. For BB&T, DLJ used I/B/E/S earnings estimates for 1999 and 2000 and I/B/E/S estimated long-term growth rate estimates for later years. For Premier, DLJ used Premier management's earnings estimates for 1999 and 2000. For periods after 2000, earnings were grown at Premier management's estimated growth rates with operating adjustments provided to DLJ by Premier management. DLJ performed this analysis using Premier management's assumptions provided to DLJ as it prepared its analyses with respect to merger cost savings (including the phase-in period for achieving them), revenue enhancements and the anticipated pre-tax restructuring charge. DLJ's analyses of the merger from Premier's perspective showed that the merger, compared to the continued operation of Premier on a stand-alone basis, would be accretive to Premier's GAAP estimated earnings, cash earnings and dividends per share starting in 2000 and dilutive to Premier's book value per share and tangible book value per share through 2002. DLJ's analyses of the merger from BB&T's perspective showed that the merger, compared to the continued operation of BB&T on a stand-alone basis, would be accretive to BB&T's GAAP estimated earnings, cash earnings, tangible book value per share and dividends per share starting in 2000 and dilutive to BB&T's book value per share through 2002.

  The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, it is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses summarized above, without considering these analyses as a whole, could create an incomplete view of the processes underlying DLJ's opinion. In arriving at its fairness determinations, DLJ considered the results of all these analyses and did not attribute any particular weight to any factor or analysis considered by it. Instead, DLJ made its determinations as to fairness on the basis of its experience and professional judgment after considering the results of all those analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Premier or BB&T or the merger. The analyses were prepared solely for purposes of DLJ providing its opinion to the Premier Board as to the fairness of the exchange ratio from a financial point of view and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Premier, BB&T, DLJ or any other person assumes responsibility if future results are materially different from those forecast.

  As described above, DLJ's opinion to the Premier Board was among many factors taken into consideration by the Premier Board in making its determination to approve the merger agreement. Consequently, the analyses described above should not be viewed as determinative of the Premier Board's or Premier's management's opinion with respect to the value of Premier, a combination of Premier and BB&T, or of whether the Premier Board or Premier's management would have been willing to agree to a different exchange ratio. Premier placed no limits on the scope of the analysis performed, or opinion expressed, by DLJ.

Agreement with Brown, Burke

  Premier has agreed to pay Brown, Burke a fee for its services in connection with the business combination between Premier and BB&T, including the investment banking and financial advisory services performed during 1999. The fee to be paid shall be the greater of (a) 0.45% of the fair market value of the total consideration received by Premier's shareholders and optionholders in connection with the BB&T transaction, or (b) 45% of the total fees for services and financial advice paid to both Brown, Burke and DLJ in connection with the BB&T transaction. Of the amount to be paid to Brown, Burke, $250,000, which is non-refundable, was paid upon execution of the engagement letter dated July 27, 1999 and the remainder is payable at the times when fees are paid to DLJ in connection with the BB&T transaction. Any partial payments made to DLJ will also be made to Brown, Burke in the same proportion as the total fees payable in connection with the BB&T transaction. Brown, Burke will also be reimbursed for its reasonable out-of-pocket expenses, including legal expenses, incurred in connection with the BB&T transaction, up to a maximum of $25,000.

Exchange Ratio

  At the effective time of the merger, Premier will be merged with and into BB&T, and BB&T will be the surviving corporation in the merger. In the merger, each share of Premier common stock outstanding at the effective time will be converted into the right to receive BB&T common stock at the exchange ratio of
0.5155 of a share of BB&T common stock for each share of Premier common stock and each share of Premier preferred stock outstanding at the effective time will be converted into the right to receive a number of shares of BB&T common stock equal to the quotient of $60.00 divided by the average closing price per share of BB&T common stock on the New York Stock Exchange for the five trading days ending on the trading day preceding the day on which the merger is completed.

  You should be aware that the actual market value of a share of BB&T common stock at the effective time and at the time certificates for those shares are delivered following surrender and exchange of your certificates for shares of Premier common stock or Premier preferred stock may be more or less than the average closing price per share of BB&T common stock at any other time, including the five-day pricing period used to determine the exchange ratio for Premier preferred stock. You are urged to obtain information on the market value of BB&T common stock that is more recent than that provided in this proxy statement/prospectus. See "Summary--Comparative Market Prices and Dividends" on page 6.

  No fractional shares of BB&T common stock will be issued in the merger. If you hold shares of Premier common stock or Premier preferred stock and would otherwise be entitled to a fractional share of BB&T common stock in the merger, you will be paid an amount in cash determined by multiplying the fractional part of the share of BB&T common stock by the average closing price per share of BB&T common stock over the five-day pricing period.

Exchange of Premier Stock Certificates

  At the effective time, by virtue of the merger and without any action on the part of Premier or the Premier shareholders, shares of Premier common stock and Premier preferred stock will be converted into and will represent the right to receive, upon surrender of the certificate representing such shares as described below, whole shares of BB&T common stock and cash instead of any fractional share interest. Promptly after the effective time, BB&T will deliver or mail to you a form of letter of transmittal and instructions for surrender of your Premier stock certificates. When you properly surrender your certificates or provide other satisfactory evidence of ownership, and return the letter of transmittal duly executed and completed in accordance with its instructions and any other documents as may be reasonably requested, BB&T will promptly deliver to you the merger consideration to which you are entitled (and, if you hold Premier common stock, any declared and unpaid dividends or, if you hold Premier preferred stock, any accrued and unpaid dividends).

  You should not send in your stock certificates until you receive the letter of transmittal and instructions.

  Until surrendered as described above, each outstanding Premier stock certificate will be deemed upon the effective time for all purposes to represent only the right to receive the merger consideration and any declared and unpaid dividends (in the case of Premier common stock) or accrued and unpaid dividends (in the case of Premier preferred stock). No interest will be paid or accrued on any cash payable for fractional shares as part of the merger consideration (or on any dividend or other distribution) upon the surrender of the certificate or certificates representing shares of Premier common stock or Premier preferred stock. With respect to any Premier stock certificate that has been lost or destroyed, BB&T will pay the merger consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity, as required in accordance with BB&T's standard policy, and evidence reasonably satisfactory to BB&T of ownership of the shares in question. At the effective time, Premier's transfer books will be closed and no transfer of the shares of Premier common stock or Premier preferred stock will be made.

  BB&T will pay any dividends or other distributions with a record date before the effective time that have been declared or made by Premier in respect of shares of Premier common stock in accordance with the terms of the merger agreement and that remain unpaid at the effective time. In addition, Premier will pay a per share dividend in respect of shares of Premier preferred stock for the calendar year in which the merger is completed equal to the product of $4.80 times a fraction, the numerator of which is the number of days in the calendar year through the date on which the merger is completed and the denominator of which is the number of days in that calendar year. This payment will constitute the sole right of the holders of the Premier preferred stock to a dividend with respect to such Premier preferred stock for the calendar year.

  To the extent permitted by law, you will be entitled to vote after the effective time at any meeting of BB&T shareholders the number of whole shares of BB&T common stock into which your shares of Premier common stock or Premier preferred stock are converted, regardless of whether you have exchanged your Premier stock certificates for BB&T stock certificates. Whenever a dividend or other distribution is declared by BB&T on the BB&T common stock, the record date for which is after the effective time, the declaration will include dividends or other distributions on all shares of BB&T common stock issuable pursuant to the merger agreement, but after the effective time no dividend or other distribution payable to the holders of record of BB&T common stock as of any time after the effective time will be delivered to you until you surrender your Premier stock certificate for exchange as described above. Upon surrender of your Premier stock certificate, both the BB&T common stock certificate and any undelivered dividends and cash payments payable under the merger agreement (without interest) will be delivered and paid to you with respect to each share of Premier common stock or Premier preferred stock represented by your certificate.

The Merger Agreement

 Effective Date and Time of the Merger

  The merger agreement provides that the closing of the merger will take place on the business day designated by BB&T that is within 30 days following the satisfaction of the conditions to the completion of the merger, or a later date mutually acceptable to the parties. The effective time will occur at the time and date specified in the articles of merger to be filed with the Secretary of State of North Carolina and the Secretary of State of Georgia. It is currently anticipated that the filing of the articles of merger will take place as soon as practicable following the date on which the merger agreement and the plan of merger is approved by the Premier shareholders and all other conditions to the respective obligations of BB&T and Premier to complete the merger have been satisfied. If the merger is approved at the meeting, it is currently anticipated that the filing of the articles of merger and the effective time will occur during the first quarter of 2000.

 Conditions to the Merger

  The obligations of BB&T and Premier to carry out the merger are subject to satisfaction (or, if permissible, waiver) of the following conditions at or before the effective time:

  . all corporate action necessary to authorize the performance of the merger agreement and the plan of merger must have been duly and validly taken, including the approval by the shareholders of Premier of the merger agreement and the plan of merger;

  . BB&T's registration statement on Form S-4 relating to the merger (including any post-effective amendments) must be effective under the Securities Act of 1933, as amended, no proceedings may be pending or threatened by the SEC to suspend the effectiveness of the registration statement and the BB&T common stock to be issued in the merger must either have been registered or be subject to exemption from registration under applicable state securities laws;

  . the parties must have received from all applicable regulatory authorities the approvals required in connection with the transactions provided in the merger agreement, all notice periods and waiting periods required with respect to the approvals must have passed and all approvals must be in effect;

  . neither BB&T nor Premier nor any of their respective subsidiaries may be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits completion of the transactions provided in the merger agreement;

  . Premier and BB&T must have received an opinion of BB&T's legal counsel, Womble Carlyle Sandridge & Rice, PLLC, in form and substance satisfactory to Premier and BB&T, substantially to the effect that the merger will constitute one or more reorganizations under Section 368 of the Internal Revenue Code of 1986, as amended, that the shareholders of Premier will not recognize any gain or loss to the extent that they exchange shares of Premier common stock or Premier preferred stock for shares of BB&T common stock and that neither Premier nor BB&T will recognize any gain or loss solely as a result of the merger; and

  . BB&T must have received letters from Arthur Andersen, LLP, dated as of the filing of the registration statement and as of the effective time, to the effect that the merger will qualify for pooling-of-interests accounting treatment.

  The obligations of Premier to carry out the transactions in the merger agreement are also subject to the satisfaction of the following additional conditions at or before the effective time, unless, where permissible, waived by Premier:

  . BB&T must have performed in all material respects all obligations and complied in all material respects with all covenants required by the merger agreement;

  . the shares of BB&T common stock to be issued in the merger must have been approved for listing on the NYSE, subject to official notice of issuance;

  . Premier must have received certain closing certificates and legal opinions from BB&T and its counsel; and

  . DLJ must not have withdrawn or modified its opinion that the exchange ratio for Premier common stock was fair, from a financial point of view, to the holders of Premier common stock.

  In addition, all representations and warranties of BB&T will be evaluated as of the date of the merger agreement and at the effective time as though made at the effective time (or on the date designated, in the case of any representation and warranty that specifically relates to an earlier date), except as otherwise provided in the merger agreement or consented to in writing by Premier. The representations and warranties of BB&T concerning

  .  its capitalization,

  . its and its subsidiaries' organization and authority to conduct business,

  . its authorization of, and the binding nature of, the merger agreement and

  . the absence of any conflict between the transactions in the merger agreement and BB&T's articles of incorporation or bylaws must be true and correct (except for inaccuracies that are de minimis in amount). Moreover, there must not be any inaccuracies in the representations and warranties of BB&T in the merger agreement such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a material adverse effect on BB&T.

  The obligations of BB&T to carry out the transactions in the merger agreement are also subject to satisfaction of the following additional conditions at or before the effective time, unless, where permissible, waived by BB&T:

  . no regulatory approval may have imposed any condition or requirement that, in the reasonable opinion of the BB&T Board, would have, or is reasonably likely to have, a material adverse effect on the business or economic benefits to BB&T of the transactions in the merger agreement;

  . Premier must have performed in all material respects all of its obligations and complied in all material respects with all of its covenants required by the merger agreement;

  . BB&T must have received agreements from certain affiliates of Premier concerning the shares of BB&T common stock to be received by them;

  . BB&T must have received certain closing certificates and legal opinions from Premier and its counsel; and

  . Darrell D. Pittard must have remained employed by Premier until the effective time of the merger.

  In addition, all representations and warranties of Premier will be evaluated at the date of the merger agreement and at the effective time as though made on and at the effective time (or on the date designated, in the case of any representation and warranty that specifically relates to an earlier date), except as otherwise provided in the merger agreement or consented to in writing by BB&T. The representations and warranties of Premier concerning

  .  its capitalization,

  . its and its subsidiaries' organization and authority to conduct business,

  .  its ownership of its subsidiaries,

  .  its authorization of, and the binding nature of, the merger agreement,

  . the absence of conflict between the transactions in the merger agreement and Premier's articles of incorporation or bylaws,

  . its forbearance from taking any actions that would negatively affect the pooling-of-interests accounting treatment for, or the tax-free elements of, the merger or the receipt of necessary regulatory approvals and

  . actions taken to exempt the merger from any applicable anti-takeover laws must be true and correct (except for inaccuracies that are de minimis in amount). Moreover, there must not be any inaccuracies in the representations and warranties of Premier in the merger agreement such that the effect of such inaccuracies individually or in the aggregate has, or is reasonably likely to have, a material adverse effect on Premier.

 Conduct of Premier's and BB&T's Business Prior to the Effective Time of the Merger

  Except with the prior consent of BB&T, before the effective time of the merger, Premier and its subsidiaries may not:

  . carry on its business except in the ordinary course and in substantially the same manner as previously conducted, or establish or acquire any new subsidiary or engage in any new type of activity or expand any existing activities;

  . declare or pay any distribution on its capital stock, other than regularly scheduled quarterly dividends of $0.09 per share payable with respect to Premier common stock and the annual dividend of $4.80 per share payable with respect to Premier preferred stock for the calendar year 1999, in each case payable on record dates and in amounts consistent with past practice (except that, unless otherwise agreed, (a) any dividend declared or payable in the quarterly period during which the effective time occurs may be declared with a record date before the effective time only if the normal record date for payment of the corresponding quarterly dividend on BB&T common stock is before the effective time and (b) with respect to the Premier preferred stock for the calendar year 2000, any dividend payable shall be as described in this proxy statement/prospectus under the heading "The Merger--Exchange of Premier Stock Certificates" on page 22);

  . issue any shares of capital stock, except pursuant to outstanding options or pursuant to its acquisitions of North Fulton Bancshares, Inc., Farmers & Merchants Bank and Bank Atlanta;

  . issue or authorize any rights to acquire capital stock or effect any recapitalization, reclassification, stock dividend, stock split or similar change in capitalization;

  .  amend its articles of incorporation or bylaws;

  . impose or permit the imposition or existence of any lien, charge or encumbrance on any share of stock held by it in any Premier subsidiary or release any material right or cancel or compromise any debt or claim, in each case other than in the ordinary course of business or in connection with deposits, repurchase agreements, bankers acceptances or other indebtedness permitted under the merger agreement, "treasury tax and loan" accounts established in the ordinary course of business, or the satisfaction of legal requirements in the exercise of trust powers;

  . except for the acquisitions of North Fulton Bancshares, Inc., Farmers & Merchants Bank and Bank Atlanta, merge with any other entity or permit any other entity to merge into it (except for a merger of Premier subsidiaries), acquire control over any other entity (except as a result of foreclosure or in a fiduciary capacity) or dispose of any assets or acquire any assets, in each case other than in the ordinary course of its business consistent with past practice;

  . fail to comply in any material respect with any legal requirements applicable to it and to the conduct of its business;

  . increase the compensation of any of its directors, officers or employees (excluding increases resulting from the exercise of outstanding compensatory stock options), or pay or agree to pay any bonus or provide any new employee benefit or incentive, except for increases or payments required by law or by existing contracts or made in the ordinary course under existing arrangements;

  . enter into or substantially modify (except as may be required by law) any employee benefit, incentive or welfare arrangement, or any related trust agreement, relating to any of its directors, officers or other employees (other than renewal of any of arrangement consistent with past practice);

  . solicit inquiries or proposals with respect to, furnish any information relating to, or participate in any discussions concerning, any other business combination with Premier or any Premier subsidiary, or fail to notify BB&T immediately if any such inquiry or proposal is received, any such information is requested or required or any such discussions are sought (except that this would not apply to or restrict the furnishing of information, negotiations or discussions following an unsolicited offer if Premier is advised by legal counsel that in its opinion the failure to furnish information or negotiate is likely to constitute a breach of the fiduciary duty of the Premier Board to the Premier shareholders);

  . enter into (a) any material agreement or commitment other than in the ordinary course or as contemplated by the merger agreement, (b) any agreement, indenture or other instrument other than in the ordinary course relating to the borrowing of money by Premier or a Premier subsidiary or guarantee by Premier or a Premier subsidiary of any obligation, (c) any agreement or commitment relating to the employment or severance of a consultant or the employment, severance or retention in office of any director, officer or employee (except for the election of directors or the reappointment of officers in the normal course) or
     (d) any contract, agreement or understanding with a labor union;

  . change its lending, investment or asset liability management policies in any material respect, except as required by applicable law, regulation or directives;

  . change its methods of accounting in effect at December 31, 1998, except as required by changes in accounting principles agreed with by BB&T, or change any of its federal income tax reporting methods from those used in the preparation of its tax returns for the year ended December 31, 1998, except as required by changes in law;

  . incur any new commitments for capital expenditures or obligations to make capital expenditures in excess of $100,000 for any one expenditure or $500,000 in the aggregate;

  . incur any new indebtedness other than deposits, advances from the Federal Home Loan Bank or Federal Reserve Bank and reverse repurchase arrangements, in each case in the ordinary course;

  . take any action that is reasonably likely to (a) cause the merger not to be accounted for as a pooling of interests or not to constitute one or more tax-free reorganizations as determined in good faith by BB&T, (b) result in any inaccuracy of a representation or warranty that would permit termination of the merger agreement or (c) cause any of the conditions to the merger to fail to be satisfied;

  .  dispose of any material assets other than in the ordinary course; or

  .  agree to do any of the foregoing.

  Except with the prior consent of Premier, before the effective time, neither BB&T nor any subsidiary of BB&T may take any action that is reasonably likely to

  . cause the merger not to constitute a pooling of interests or a tax-free reorganization,

  . result in any inaccuracy of a representation or warranty that would allow for termination of the merger agreement,

  . cause any of the conditions precedent to the transactions contemplated by the merger agreement to fail to be satisfied or

  . fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business.

 Waiver; Amendment; Termination; Expenses

  Except with respect to any required regulatory approval, BB&T or Premier may at any time (whether before or after approval of the merger agreement and the plan of merger by the Premier shareholders) extend the time for the performance of any of the obligations or other acts of the other party and may waive (a) any inaccuracies of the other party in the representations or warranties contained in the merger agreement, the plan of merger or any document delivered pursuant thereto, (b) compliance with any of the covenants, undertakings or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained in the merger agreement or in the plan of merger or (c) the performance by the other party of any of its obligations set out in the merger agreement or in the plan of merger. The parties may also mutually amend or supplement the merger agreement in writing at any time. However, no extension, waiver, amendment or supplement which would modify either the amount or the form of the consideration to be provided to holders of Premier common stock or Premier preferred stock upon completion of the merger will be made after the Premier shareholders approve the merger agreement and the plan of merger.

  If any of the conditions to the obligation of either party to complete the merger is not fulfilled, that party will consider the materiality of such nonfulfillment. In the case of the nonfulfillment of a condition to Premier's obligations, Premier will, if it determines it appropriate under the circumstances, resolicit shareholder approval of the merger agreement and the plan of merger and provide appropriate information concerning the obligation that has not been satisfied.

  The merger agreement may be terminated, and the merger may be abandoned:

  . at any time before the effective time, by the mutual consent in writing of BB&T and Premier;

  . at any time before the effective time, by either party (a) in the event of a material breach by the other party of any covenant or agreement contained in the merger agreement or (b) in the event of an inaccuracy of any representation or warranty of the other party contained in the merger agreement that would provide the nonbreaching party the ability to refuse to complete the merger under the applicable standard in the merger agreement (see "--Conditions to the Merger"); and, in either case, if the breach or inaccuracy has not been cured by the earlier of 30 days following notice of the breach or inaccuracy to the party committing it or the effective time;

  . at any time before the effective time, by either party in writing, if any of the conditions precedent to the obligations of the other party to complete the transactions contemplated by the merger agreement cannot be satisfied or fulfilled before the effective time, and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings;

  . at any time, by either party in writing, if any of the applications for prior regulatory approval are denied and the time period for appeals and requests for reconsideration has run; provided, that the applicant has used all reasonable efforts to promptly pursue the appeals and requests;

  . at any time, by either party in writing, if the shareholders of Premier do not approve the merger agreement and the plan of merger;

  . at any time following March 31, 2000, by either party in writing, if the effective time has not occurred by the close of business on such date and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings;

  . at any time, by BB&T in writing, if the Premier Board withdraws its recommendation or refuses to recommend to the Premier shareholders that they vote to approve the merger or recommends to the Premier shareholders that they vote to approve an agreement, plan or transaction involving an offer to acquire or purchase all or a substantial portion of the equity interests or assets of Premier or a Premier subsidiary by, or for Premier or a Premier subsidiary to enter into a business combination with, a party other than BB&T or a BB&T subsidiary (a "Premier Acquisition Proposal"); or

  . at any time, by Premier in writing, if the Premier Board determines in good faith to enter into an agreement, plan or transaction involving a Premier Acquisition Proposal permitted under the merger agreement.

  If the merger agreement is terminated pursuant to any of the provisions described above, both the merger agreement and the plan of merger will become void and have no effect, except that (a) provisions in the merger agreement relating to confidentiality, expenses and the termination fee (as described below) will survive the termination and (b) a termination for an uncured breach of a covenant or agreement or inaccuracy in a representation or warranty will not relieve the breaching party from liability for that breach or inaccuracy.

  Each party will pay the expenses it incurs in connection with the merger agreement and the merger, except that printing expenses and SEC filing fees incurred in connection with the registration statement and this proxy statement/prospectus will be paid 50% by BB&T and 50% by Premier.

 Termination Fee

  If the merger agreement is terminated:

  . by either BB&T or Premier, if the shareholders of Premier do not approve the merger agreement and the plan of merger and (a) at the time of the Premier shareholders' meeting (or at any adjournment) a Premier Acquisition Proposal exists or (b) prior to the shareholders' meeting, the Premier Board withdraws its recommendation or refuses to recommend to the Premier shareholders that they vote to approve the merger agreement and plan of merger;

  . by BB&T, if the Premier Board withdraws its recommendation or refuses to recommend to the Premier shareholders that they vote to approve the merger or recommends to the Premier shareholders that they vote to approve an agreement, plan or transaction arising out of or implementing a Premier Acquisition Proposal;

  . by BB&T, if Premier breaches its covenant not to solicit inquiries or proposals with respect to, furnish any information relating to, or participate in any discussions concerning, any business combination with Premier or any Premier subsidiary, or fails to notify BB&T immediately if any inquiry or proposal is received, any information is requested or required or any discussions are sought, in any case in a way that would give BB&T the right to terminate the merger agreement;

  . by Premier, if the Premier Board determines in good faith to enter into an agreement, plan or transaction involving a Premier Acquisition Proposal permitted under the merger agreement; or

  . by Premier, if DLJ withdraws or modifies its opinion to the effect that the exchange ratio for Premier common stock was fair, from a financial point of view, to the holders of Premier common stock then Premier will pay to BB&T not later than two business days after the date of termination, as compensation for the merger not becoming effective, by wire transfer of immediately available funds, a termination fee equal to $10 million plus, if Premier fails promptly to pay any portion of the termination fee when due, BB&T's costs and expenses (including reasonable attorneys' fees) incurred to collect the termination fee, together with interest from the due date for payment until the actual date of payment at the prime rate of Branch Banking and Trust Company, BB&T's North Carolina banking subsidiary, on the due date for payment plus two percentage points. The termination fee will be payable without regard to any other expenses to be paid in connection with the merger.

Interests of Certain Persons in the Merger

  Certain members of Premier's management have interests in the merger that are in addition to their interests as Premier shareholders. The Premier Board was aware of these factors and considered them, among other matters, in approving the merger agreement and the merger.

 Employment Agreements

  In connection with the merger and at BB&T's request, Darrell D. Pittard and Robert C. Oliver have entered into employment agreements with Branch Banking and Trust Company, BB&T's North Carolina banking subsidiary ("BB&T-NC"). Each employment agreement will become effective, if at all, at the effective time of the merger, conditional on Mr. Pittard or Mr. Oliver, as the case may be, continuing as an employee of Premier through the close of business on the day immediately preceding the effective time of the merger. The employment agreements provide for the employment of each of Mr. Pittard and Mr. Oliver as an Executive Vice President of BB&T-NC and Mr. Pittard's employment agreement provides for him to be named Chief Executive Officer of Premier Lending Corporation.

  In addition, it is anticipated that, at the effective time, BB&T-NC will enter into three-year employment agreements with each of Sandra Fuller, George Henderson and George Phelps, Henley VanSant and Brian Schmitt. The employment agreements will provide for each of these individuals (1) to be officers of BB&T-NC, (2) to receive a base salary at least equal to that previously received from Premier, such salary to be reviewed in accordance with BB&T-NC's standard policies and procedures for, and at the same frequency as, similarly situated officers, (3) to be entitled to participate in any bonus or incentive plan, whether it provides for awards in cash or securities, made available to similarly situated officers, or other similar plans for which he or she may become eligible and designated a participant, and (4) to receive employee pension and welfare benefits and group employee benefits such as sick leave, vacation, group disability and health, dental, life and accident insurance and similar indirect compensation that may be extended to similarly situated officers. In addition, these employment agreements will provide for the payment of an additional amount equal to the value of certain benefits lost as a result of the merger. See "Effect on Employees, Employee Benefit Plans and Stock Options" on page 37.

  Mr. Pittard's employment agreement is for a term of five years and provides that he will receive a base salary of $430,600, subject to review each year in accordance with BB&T-NC's annual salary plan. In addition, Mr. Pittard's employment agreement provides that:

  . he will be eligible to receive an annual bonus payment calculated at a target level of 25% of his base salary (with a maximum bonus payment not to exceed 50% of his base salary) pursuant to the terms of BB&T's Amended and Restated Short Term Incentive Plan; the targets for achieving various levels of his annual bonus will be determined in good faith by BB&T for each year;

  . he will be granted annually stock options having a value of 42% of his base salary at the time of the grant under BB&T's Amended and Restated 1995 Omnibus Stock Incentive Plan;

  . BB&T-NC will continue to pay the premiums on the term life insurance policy currently maintained for him by Premier, which provides for a death benefit of $750,000; and

  . subject to the conditions set forth below, if the following tasks are completed, BB&T-NC will pay to him the following special amounts:

    . $576,840, conditional upon completion of the merger, payable no later than the close of the calendar quarter in which the effective time occurs;

    . $576,840, conditional upon completion of Premier's acquisitions of North Fulton Bancshares, Inc., Farmers & Merchants Bank and Bank Atlanta (all of which have already been completed) payable no later than the close of the calendar quarter in which the effective time occurs; and

    . $576,840, conditional upon completion of conversion of the operating systems of Premier to the operating systems of BB&T-NC, payable no later than the close of the calendar quarter in which the conversion is completed.

  Mr. Oliver's employment agreement is for a term of four years and provides for him to receive a base salary of $302,600. In addition, Mr. Oliver's employment agreement provides that:

  . BB&T-NC will continue to pay the premiums on the term life insurance policy currently maintained for him by Premier, which provides for a death benefit of $750,000; and

  . subject to the conditions set forth below, if the following tasks are completed, BB&T-NC will pay to him the following special amounts:

    . $382,424, conditional upon completion of the merger, payable no later than the close of the calendar quarter in which the effective time occurs; and

    . $382,424, conditional upon completion of conversion of the operating systems of Premier to the operating systems of BB&T-NC, payable no later than the close of the calendar quarter in which the conversion is completed.

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

  However, if, prior to completion of any one or more of the above tasks, the employment of either of Mr. Pittard or Mr. Oliver is terminated by BB&T-NC for cause, or voluntarily by him (excluding termination for "Good Reason" within 12 months following a "Change of Control," in each case as defined below), the person whose employment has terminated will not be entitled to receive the payment corresponding to any uncompleted task. The foregoing payments are not otherwise conditional upon continuation of employment with BB&T-NC and shall not be deemed to be compensation or otherwise taken into account for purposes of determining benefits or contributions in behalf of Mr. Pittard or Mr. Oliver under any retirement or other plan, program or arrangement of BB&T-NC.

  Mr. Pittard and Mr. Oliver will each receive employee pension and welfare benefits and group employee benefits such as sick leave, vacation, group disability and health, dental, life and accident insurance and similar indirect compensation on the same basis as other similarly situated officers of BB&T-NC.

  The employment agreements for Mr. Pittard, Mr. Oliver, Ms. Fuller and Messrs. Henderson, Phelps, VanSant and Schmitt each provides that, if BB&T-NC terminates his or her employment other than because of disability or for cause, he or she will, if he or she complies with certain noncompetition provisions, be entitled to receive an annual amount equal to the highest amount of cash compensation (including bonuses) received during any of the preceding three calendar years (but, in the case of Mr. Pittard and Mr. Oliver, excluding the success payments described above) for the remainder of what would otherwise have been the original term of the agreement ("Termination Compensation"). In addition, he or she would continue to receive health insurance coverage and other group employee benefits from BB&T-NC on the same terms as were in effect before the termination, either under BB&T-NC's plans or comparable coverage, during the time payments of Termination Compensation are made.

  The employment agreements for Mr. Pittard, Mr. Oliver, Ms. Fuller and Messrs. Henderson, Phelps, VanSant and Schmitt each provides that he or she may voluntarily terminate employment for "Good Reason" (defined below) until twelve months after a "Change of Control" (defined below) of BB&T-NC or BB&T and (a) be entitled to receive in a lump sum (1) any compensation due but not yet paid through the date of termination and (2) instead of any further salary payments from the date of termination to the end of the term of the agreement, an amount equal to the Termination Compensation times 2.99, and (b) continue to receive health insurance coverage and other group employee benefits for the remainder of the term of the employment agreement as it existed prior to such termination on the same terms as were in effect either (1) at the date of termination or (2) at the date of the Change of Control, if the plans and programs in effect before the Change of Control were, considered together as a whole, materially more generous to the officers of BB&T-NC than such plans and programs at the date of termination.

  "Good Reason" means any of the following events occurring without the consent of the particular employee in question:

  . the assignment to him or her of duties inconsistent with the position and status of his or her title;

  . a reduction in his or her pay grade or base salary as then in effect, or the exclusion of him or her from participation in benefit plans in which he or she previously participated as in effect at the effective time of the merger;

  . an involuntary relocation of him or her more than 100 miles (30 miles in the case of Mr. Pittard or Mr. Oliver) from the location where he or she worked immediately before a Change in Control, or the breach by BB&T-NC of any material provision of his or her employment agreement; or

  . any purported termination by BB&T-NC of his or her employment not effected in accordance with his or her employment agreement.

  A "Change of Control" would be deemed to occur if

  . any person or group of persons (as defined in the Securities Exchange Act of 1934, as amended) together with its affiliates, excluding employee benefit plans of BB&T-NC or BB&T, is or becomes the beneficial owner of securities of BB&T-NC or BB&T representing 20% or more of the combined voting power of BB&T-NC's or BB&T's then outstanding securities;

  . as a result of a tender offer or exchange offer for the purchase of securities of BB&T-NC or BB&T (other than an offer by BB&T for its own securities), or as a result of a proxy contest, merger, consolidation or sale of assets, or as a result of any combination of the foregoing, individuals who at the beginning of any two-year period constitute the BB&T Board, plus new directors whose election or nomination for election by BB&T's shareholders is approved by a vote of at least two-thirds of the directors still in office who were directors at the beginning of the two-year period, cease for any reason during the two-year period to constitute at least two-thirds of the members of the BB&T Board;

  . the shareholders of BB&T approve a merger or consolidation of BB&T with any other corporation or entity, regardless of which entity is the survivor, other than a merger or consolidation that would result in the voting securities of BB&T outstanding immediately beforehand continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 40% of the combined voting power of the voting securities of BB&T or the other surviving entity outstanding immediately after the merger or consolidation;

  . the shareholders of BB&T approve a plan of complete liquidation or winding-up of BB&T or an agreement for the sale or disposition by BB&T of all or substantially all of BB&T's assets; or

  . any other event occurs that the BB&T Board determines should constitute a Change of Control.

  The employment agreements for Ms. Fuller and Messrs. Henderson, Phelps, VanSant and Schmitt each provides that he or she may voluntarily terminate employment with BB&T-NC at any time during the term of his employment agreement. In such event (if there is no Good Reason), and if he or she complies with certain noncompetition provisions, he or she would be entitled to receive, for one year after the effective date of such termination, the excess of (i) the sum of (A) his or her base salary on the last day of the month preceding the effective date of such termination plus (B) the amount of any cash bonus or other cash compensation received by him or her from BB&T-NC in the twelve months ended on the effective date of such termination over (ii) the gross compensation, if any, earned by, or payable to, him or her (whether or not deferred) during such one-year period from any other employer.

  If any of the payments to be made under the employment agreements would constitute a "parachute payment," as defined in Section 280G of the Internal Revenue Code, the payments would be reduced by the smallest amount necessary so that no portion of such payments would be a "parachute payment." A "parachute payment" generally is a payment which is contingent on a change in the control of the corporation and the present value of which equals or exceed three times the "base amount," which is generally defined as the executive's annualized includable compensation for the "base period," which is generally the most recent five taxable years ending before the date of the change in control. Sections 280G and 4999 of the Internal Revenue Code generally provide that if "parachute payments" are paid to an individual, everything above the base amount will be subject to a 20% excise tax payable by the individual (in addition to the payment of regular income taxes on the payments), as well as be nondeductible by the employer for federal income tax purposes.

  The employment agreements for Mr. Pittard, Mr. Oliver, Ms. Fuller and Messrs. Henderson, Phelps, VanSant and Schmitt will, at the effective time of the merger, supersede any of their existing employment agreements and change of control arrangements with Premier or its subsidiaries.

 BB&T-NC's Advisory Boards and Board of Directors

  BB&T believes that it is important and in its best interest to preserve, facilitate and enhance its operations in the State of Georgia and the operations of BB&T-NC, and to have Darrell D. Pittard as an officer and director. Accordingly, at the effective time of the merger, BB&T-NC will name Mr. Pittard as Chairman of its advisory board for the Atlanta region and will elect him to its board of directors, to serve until its next annual meeting (subject to the right of removal for cause) and thereafter so long as he is elected and qualifies. Members of the

BB&T-NC board of directors receive an annual retainer of $5,000 plus $1,000 for each meeting attended and members of the BB&T-NC advisory board for the State of Georgia receive a fee of $1,000 per meeting attended, except that none of the foregoing fees are to be paid to any member of the BB&T-NC board or any member of any of its advisory boards who is also an employee of BB&T or an affiliate of BB&T.

 Indemnification of Directors and Officers

  The merger agreement provides that BB&T or one of its subsidiaries will maintain for three years after the effective time directors' and officers' liability insurance covering directors and officers of Premier for acts or omissions occurring before the effective time. This insurance will provide at least the same coverage and amounts as contained in Premier's policy on the date of the merger agreement, unless the annual premium on the policy would exceed 150% of the annual premium payments on Premier's policy, in which case BB&T would maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to that amount. BB&T has also agreed to indemnify, defend and hold harmless the present and former directors, officers and employees of Premier and its subsidiaries against all liabilities, including any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost, expense (including without limitation all costs of investigation and defense), claim, action, investigation or proceeding, of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, and in each case including reasonable attorneys' fees and charges, arising out of actions or omissions arising out of the indemnified party's service or services as directors, officers or employees of Premier and its subsidiaries or, at the request of Premier or a Premier subsidiary, of another corporation, partnership, joint venture, trust or other enterprise occurring at or prior to the effective time of the merger (including the transactions contemplated by the merger agreement) to the fullest extent permitted under Part 5 of Article 8 of the North Carolina Business Corporation Act (including Section 55-8-57), including provisions relating to advances of expenses incurred in the defense of any claims, demands, actions, causes of action, complaints, governmental or other examination, investigation, prosecution or hearing, or any other proceedings, investigations or inquiries, whether or not BB&T or any of its subsidiaries is insured against any such matter.

Rights of Dissenting Preferred Shareholders

  The following summary is not a complete statement of the provisions of Georgia law relating to the appraisal rights of shareholders and is qualified in its entirety by reference to the provisions of Sections 14-2-1301 through 14-2-1332 of the Georgia Business Corporation Code which is attached in full as Appendix B to this proxy statement/prospectus. You are urged to read Appendix B in its entirety.

  Pursuant to the provisions of the GBCC, if the merger is consummated, any preferred shareholder of record of Premier who objects to the merger and who fully complies with Sections 14-2-1301 through 14-2-1332 of the GBCC will be entitled to demand and receive payment in cash of an amount equal to the fair value of all, but not less than all, of his or her shares of Premier preferred stock. A preferred shareholder of record may assert dissenters' rights as to fewer than all of the preferred shares registered in his or her name only if he or she dissents with respect to all shares beneficially owned by any one beneficial owner and notifies Premier in writing of the name and address of each person on whose behalf he or she asserts dissenters' rights. For the purpose of determining the amount to be received in connection with the exercise of statutory dissenters' rights, the fair value of a dissenting shareholder's Premier preferred stock equals the value of the preferred shares immediately before the effective date of the merger, excluding any appreciation or depreciation in anticipation of the merger. Holders of Premier common stock do not have dissenters' rights under the GBCC. See "Comparison of Shareholders Rights--Rights of Dissent and Appraisal" on page 52.

  Any Premier preferred shareholder desiring to receive payment of the fair value of his or her Premier preferred stock must:

  . deliver to Premier, prior to the shareholder vote on the merger agreement and plan of merger, a written notice of his or her intent to demand payment for his or her preferred shares if the merger is consummated;

  .  not vote his or her preferred shares in favor of the merger agreement;
     and

  . demand payment and deposit his or her preferred stock certificates with BB&T in accordance with the terms of a dissenters' notice to be sent to all dissenting preferred shareholders within 10 days after the merger is consummated.

  All written communications from preferred shareholders with respect to the exercise of appraisal rights should be mailed before the effective time of the merger to Premier Bancshares, Inc., 950 E. Paces Ferry Road, Atlanta, Georgia 30326, Attention: Secretary and after the effective time of the merger to BB&T Corporation, 200 West Second Street, Winston-Salem, North Carolina 27101,
Attention: General Counsel and Secretary. Voting against, abstaining from voting or failing to vote on the proposal to approve the merger agreement and plan of merger is not enough to satisfy the requirements of the GBCC. You must also comply with all of the conditions relating to the separate written notice of intent to dissent to the merger, the separate written demand for payment of the fair value of shares of Premier preferred stock and the deposit of the stock certificates.

  The dissenters' notice sent to dissenting preferred shareholders will specify the dates and place for receipt of the payment demand and the deposit of the Premier preferred stock certificates. Within 10 days after the effective date of the merger or after BB&T's receipt of a payment demand from a dissenting preferred shareholder who has complied with the statutory requirements, whichever is later, BB&T shall offer to pay the dissenter the fair value of his or her preferred shares, plus accrued interest. BB&T's offer will be accompanied by:

  . Premier's balance sheet as of the end of a fiscal year ended not more than 16 months before the date of making an offer, an income statement for that year, a statement of changes in shareholders' equity for that year and the latest available interim financial statements, if any;

  .  an explanation of how the interest was calculated;

  . a statement of the dissenting preferred shareholder's right to demand payment of a different amount under Section 14-2-1327 of the GBCC; and

  .  a copy of the dissenters' rights provisions of the GBCC.

  If the dissenting preferred shareholder accepts BB&T's offer by written notice to BB&T within 30 days after the offer, or is deemed to have accepted the offer by failing to respond to BB&T's offer, BB&T must make payment to the dissenting preferred shareholder for his or her preferred shares within 60 days after making the offer or the effective date or the merger, whichever is later. Upon payment of the agreed upon value, the dissenting preferred shareholder will cease to have any interest in his or her shares of Premier preferred stock.

  If within 30 days after BB&T offers payment for the preferred shares of a dissenting preferred shareholder, he or she does not accept the estimate of fair value of the preferred shares and interest due on that fair value and demands payment of his or her own estimate of the fair value of the preferred shares and interest due, then BB&T, within 60 days after receiving the payment demand of a different amount from the dissenting preferred shareholder, must file an action in a court of competent jurisdiction in Fulton County, Georgia, requesting that the fair value of the dissenting preferred shareholder's shares be determined. BB&T must make all dissenting preferred shareholders whose demands remain unsettled parties to the proceeding. If BB&T does not begin the proceeding within the 60-day period, it shall be required to pay the amount demanded by each dissenting preferred shareholder whose demand remains unsettled.

  Premier preferred shareholders should note that cash paid to dissenting preferred shareholders in satisfaction of the fair value of their preferred shares will be recognized as gain or loss for federal income tax purposes. See "--Federal Income Tax Consequences of the Merger" on page 35.

  Failure by a Premier preferred shareholder to follow the steps required by the GBCC for perfecting appraisal rights may result in the loss of such rights. In view of the complexity of these provisions and the requirement that they be strictly complied with, if you hold Premier preferred stock and are considering dissenting from the approval and adoption of the merger agreement and exercising your appraisal rights under the GBCC, you should consult your legal advisors.

Trust Preferred Securities

  Upon completion of the merger, the 9.00% Trust Preferred Securities issued by Premier's affiliate, Premier Capital Trust I, will remain outstanding and BB&T will assume Premier's obligations with respect to them.

Regulatory Considerations

  Bank holding companies (such as BB&T and Premier) and their depository institution subsidiaries are highly regulated institutions, with numerous federal and state laws and regulations governing their activities. Among these laws and regulations are requirements of prior approval by applicable government regulatory authorities in connection with acquisition and merger transactions such as the merger, as summarized below. In addition, these institutions are subject to ongoing supervision, regulation and periodic examination by various federal and state financial institution regulatory agencies. Detailed discussions of this ongoing regulatory oversight and the laws and regulations under which it is carried out can be found in the Annual Reports on Form 10-K of BB&T and of Premier incorporated by reference in this proxy statement/prospectus. Those discussions are qualified in their entirety by the actual language of the laws and regulations, which are subject to change based on possible future legislation and action by regulatory agencies. See "Where You Can Find More Information" on page 54.

  The merger and the subsidiary bank mergers are subject to regulatory approvals, as set forth below. To the extent that the following information describes statutes and regulations, it is qualified in its entirety by reference to those particular statutes and regulations.

 The Merger

  The merger is subject to approval by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956. In considering the approval of a transaction such as the merger, this Act requires the Federal Reserve to review the financial and managerial resources and future prospects of the bank holding companies and the banks concerned and the convenience and needs of the communities to be served. The Federal Reserve also is required to evaluate whether the merger would result in a monopoly or would be in furtherance of any combination or conspiracy or attempt to monopolize the business of banking in any part of the United States or otherwise would substantially lessen competition or tend to create a monopoly or which in any manner would be in restraint of trade, unless it finds the anti-competitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

  Where a transaction, such as the merger, involves the acquisition by a bank holding company of a bank located in a state other than the home state of the bank holding company (in this case North Carolina), the Bank Holding Company Act authorizes the Federal Reserve to approve the transaction without regard to whether the transaction is prohibited under the laws of any state, provided the bank holding company is adequately capitalized and adequately managed and certain other limitations are not exceeded. BB&T is considered well-capitalized and well-managed under the Federal Reserve's Regulation Y, and the transaction does not exceed the other limitations.

  The Georgia Department of Banking and Finance also must approve the merger under the bank holding company act provisions of the Financial Institutions Code of Georgia, which permit an out-of-state bank holding company to acquire a bank having banking offices in Georgia. In evaluating the transaction, the Department will consider the effect of the transaction upon competition, the convenience and needs of the communities to be served, the financial history of the acquiring holding company and the bank to be acquired, the condition of the acquiring holding company and the bank to be acquired including capital, management and earnings prospects, the existence of insider transactions, the adequacy of disclosure of the terms of the acquisition and the equitable treatment of the minority shareholders of the bank to be acquired.

  BB&T also is required to provide notice to the Virginia Bureau of Financial Institutions under the bank holding company act provisions of the Virginia Code, which permit an out-of-state bank holding company that controls a Virginia bank, such as BB&T, to acquire a bank outside of Virginia, such as Premier Bank, if the Bureau approves the transaction. The Bureau is required to approve the transaction if it determines that the transaction would not be detrimental to the safety and soundness of the Virginia bank.

  All of the required applications and notices for the merger have been submitted to the appropriate regulatory agencies. BB&T currently expects that the necessary approvals will be received in time to complete the merger in the first quarter of 2000 and has no reason to believe that they will be subject to any adverse conditions that would cause BB&T to abandon the merger as permitted by the merger agreement. There can be no assurance, however, that one or more of the regulatory agencies or the U.S. Department of Justice or a state attorney general will not challenge the merger (or the subsidiary bank mergers discussed below) or, if such a challenge is made, as to the results thereof.

 The Subsidiary Bank Mergers

  Although not required by the terms of the merger agreement or the plan of merger and not a condition to the merger, BB&T expects to effect the mergers of Premier's banking subsidiaries into BB&T-NC during the third quarter of 2000. The subsidiary bank mergers are each subject to approval of the Federal Deposit Insurance Corporation under the Bank Merger Act. In granting its approval under the Bank Merger Act, the FDIC must consider the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. Further, the FDIC may not approve any subsidiary bank merger if it would result in a monopoly, if it would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, if the effect of the subsidiary bank merger in any section of the country may be to substantially lessen competition or to tend to create a monopoly or if it would be in any other manner in restraint of trade, unless the FDIC finds that the anticompetitive effects of the subsidiary bank merger are clearly outweighed in the public interest by the probable effect of such merger in meeting the convenience and needs of the communities to be served. In addition, the FDIC must take into account the record of performance of the existing and proposed institutions under the Community Reinvestment Act of 1977 in meeting the credit needs of the community, including low- and moderate-income neighborhoods, served by the institutions. Applicable regulations also require publication of notice of the applications for approval of the subsidiary bank mergers and an opportunity for the public to comment on the applications in writing and to request a hearing.

  The North Carolina Commissioner of Banks also must approve the subsidiary bank mergers under the bank merger act provisions of the North Carolina General Statutes. In its review of the subsidiary bank mergers, the N.C. Commissioner is required to consider whether the interests of the depositors, creditors and shareholders of each institution are protected, whether the merger is in the public interest and whether the merger is for legitimate purposes.

  BB&T-NC also is required under Georgia law to provide prior notice of the subsidiary bank mergers to the Georgia Department of Banking and Finance.

Material Federal Income Tax Consequences of the Merger

  The following is a summary description of the material anticipated federal income tax consequences of the merger generally applicable to the shareholders of Premier and to BB&T and Premier. This summary is not intended to be a complete description of all of the federal income tax consequences of the merger. No information is provided with respect to the tax consequences of the merger under any other tax laws, including applicable state, local and foreign tax laws. In addition, the following discussion may not be applicable with respect to certain specific categories of shareholders, including but not limited to persons who are corporations, trusts, dealers in securities, financial institutions, insurance companies or tax exempt organizations; persons who are not United States citizens or resident aliens or domestic entities (partnerships or trusts); persons who are subject to alternative minimum tax (to the extent that tax affects the tax consequences of the merger) or are subject to the "golden parachute" provisions of the Internal Revenue Code (to the extent that tax affects the tax consequences of the merger); persons who acquired Premier common stock or Premier preferred stock pursuant to employee stock options or otherwise as compensation if such shares are subject to any restriction related to employment; persons who do not hold their shares as capital assets; or persons who hold their shares as part of a "straddle" or "conversion transaction." No ruling has been or will be requested from the IRS with respect to the tax effects of the merger. The federal income tax laws are complex, and a shareholder's individual circumstances may affect the tax consequences to the shareholder. Consequently, each Premier shareholder is urged to consult his or her own tax advisor regarding the tax consequences, including the applicable United States federal, state, local, and foreign tax consequences, of the merger to him or her.

  In the opinion of Womble Carlyle Sandridge & Rice, PLLC, counsel to BB&T:
(a) the merger will constitute a reorganization under Section 368 of the Internal Revenue Code; (b) no gain or loss will be recognized by BB&T or Premier by reason of the merger; (c) the shareholders of Premier will recognize no gain or loss for federal income tax purposes to the extent BB&T common stock is received in the merger in exchange for Premier common stock or Premier preferred stock; (d) a shareholder of Premier who receives cash instead of a fractional share of BB&T common stock will recognize gain or loss as if the shareholder received the fractional share and it was then redeemed for cash in an amount equal to the amount paid by BB&T in respect of the fractional share; (e) a shareholder of Premier who owns Premier preferred stock and who receives a cash payment pursuant to the exercise of dissenters' rights will generally recognize capital gain or loss in an amount equal to the difference between the amount received and his or her basis in the Premier preferred stock surrendered and ordinary income on any interest received with respect to the preferred stock; (f) the tax basis in the BB&T common stock received by a shareholder (including any fractional share interest deemed received) will be the same as the tax basis in the Premier common stock or Premier preferred stock surrendered in exchange therefor; and (g) the holding period for BB&T common stock received (including any fractional share interest deemed received) in exchange for shares of Premier common stock or Premier preferred stock will include the period during which the shareholder held the shares of Premier common stock or Premier preferred stock surrendered in exchange, provided that the Premier common stock or Premier preferred stock was held as a capital asset at the effective time.

  The completion of the merger is conditioned upon the receipt by BB&T and Premier of the legal opinion of Womble Carlyle Sandridge & Rice, PLLC, counsel to BB&T, dated as of the closing date, to the effect of items (a), (b) and (c) as described above. Neither party intends to waive this condition. If the tax opinion is not available and the Premier Board determines to proceed with the merger, Premier will resolicit its shareholders.

Accounting Treatment

  It is anticipated that the merger will be accounted for as a pooling-of-interests transaction under generally accepted accounting principles. Under this accounting method, holders of Premier common stock will be deemed to have combined their existing voting common stock interest with that of holders of BB&T common stock by exchanging their Premier shares for shares of BB&T common stock. Accordingly, the book value of the assets, liabilities and shareholders' equity of Premier, as reported on its consolidated balance sheet, will be carried over to the consolidated balance sheet of BB&T, and no goodwill will be created. BB&T will be able to include in its consolidated income the consolidated income of Premier for the entire fiscal year in which the merger occurs; however, certain expenses incurred to effect the merger must be treated by BB&T as current charges against income rather than adjustments to its balance sheet. The unaudited pro forma financial information contained in this proxy statement/prospectus has been prepared using the pooling-of-interests method of accounting. If the merger does not qualify for pooling-of-interests accounting treatment, BB&T may, in its discretion, terminate the transaction.

Effect on Employees, Employee Benefit Plans and Stock Options

 Employees

  As soon as practicable following the effective time of the merger and consistent with its past practice, BB&T will provide to the officers and employees of Premier and Premier's banking subsidiaries benefits under employee benefit and welfare plans, on terms and conditions which, when taken as a whole, are substantially similar to those currently provided by BB&T and its subsidiaries to their similarly situated officers and employees.

  Each employee of Premier or a Premier subsidiary at the effective time who becomes an employee of BB&T or a BB&T subsidiary immediately following the effective time (a "transferred employee") who was a participant in a 401(k) plan of Premier or a Premier subsidiary immediately prior to the effective time will be eligible at the effective time to participate in BB&T's 401(k) plan (subject to BB&T's right to amend or terminate such plan), as amended or succeeded. For purposes of administering BB&T's 401(k) plan, service by a transferred employee with Premier and the Premier Subsidiaries will be deemed to be service with the employer entity for participation and vesting purposes, but not for purposes of benefit accrual.

  Each transferred employee will be eligible to participate in the group hospitalization, medical, dental, life, disability and other welfare benefit plans and programs available to employees of BB&T or its subsidiary, subject to the terms of the plans and programs. In applying such plans and programs, service with Premier and the Premier subsidiaries will be deemed to be service with the BB&T employer for the purpose of determining eligibility to participate and vesting (if applicable) in such welfare plans and programs, but not for the purpose of computing benefits, if any, determined in whole or in part with reference to service.

  Each transferred employee who is terminated after the effective time (excluding any employee who has in effect at the time of termination an employment or special termination agreement that, if in effect prior to the effective time, was disclosed to BB&T as of the date of the merger agreement) will be entitled to severance pay in accordance with BB&T's general severance policy if and to the extent such employee is entitled to severance pay under the policy. An employee's service with Premier or a Premier subsidiary will be treated as service with BB&T for purposes of determining the amount of severance pay, if any, under BB&T's severance policy.

  BB&T has agreed to honor all employment agreements, severance agreements and deferred compensation and individualized benefit agreements that Premier and its subsidiaries have with their current and former employees and directors and which have been disclosed to BB&T, except to the extent any such agreements are superseded or terminated at or after the effective time. Except for the agreements described in the preceding sentence, 401(k) plans maintained by Premier and any of its subsidiaries, stock option and other employee benefit plans of Premier and its subsidiaries will be either terminated or merged into comparable BB&T plans at or following the effective time, as determined by BB&T.

  Premier will take all action necessary to terminate the Premier Bancshares, Inc. Stock Purchase Plan as of December 31, 1999, and no purchases of shares of Premier common stock will be made under the Stock Purchase Plan after the effective time.

 Stock Options

  At the effective time, each stock option then outstanding, whether or not exercisable, granted:

  . under Premier's 1997 Stock Option Plan, 1995 Stock Option Plan, 1993 Employee Stock Option Plan, Frederica Bank and Trust Directors Stock Option Plan, Amended and Restated Directors' Deferred Stock Unit Plan or Directors' Stock Option Plan;

  . under any stock option or other similar plan maintained by or for any of North Fulton Bancshares, Inc., Farmers & Merchants Bank and Bank Atlanta (or their subsidiaries) and disclosed to BB&T as of the date of the merger agreement; or

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

  . otherwise pursuant to any award or agreement to acquire shares of Premier common stock will be converted into rights with respect to BB&T common stock. Unless it elects to substitute options as described below, BB&T will assume each of these stock options in accordance with the terms of the applicable Premier stock option plan (or in accordance with the terms of the award or agreement governing such stock option), except that (a) BB&T and the compensation committee of the BB&T Board will be substituted for Premier and Premier's Compensation Committee administering the stock option plans, (b) each stock option may be exercised solely for shares of BB&T common stock, (c) the number of shares of BB&T common stock subject to each stock option will be the number of whole shares (omitting any fractional share) determined by multiplying the number of shares of Premier common stock subject to the stock option by 0.5155 and (d) the per share exercise price for each stock option will be adjusted by dividing the per share exercise price for the stock option by 0.5155 and rounding up to the nearest cent.

  As an alternative to assuming the stock options, BB&T may choose to substitute options under the BB&T Corporation 1995 Omnibus Stock Incentive Plan or any other comparable plan for all or a part of the stock options, subject to the adjustments described in (c) and (d) in the preceding paragraph and the condition that the substituted options continue in effect on the same terms and conditions as provided in the stock option agreement and the stock option plan governing the option.

  Each stock option that is an incentive stock option will be adjusted as required by Section 424 of the Internal Revenue Code to continue as an incentive stock option and not to constitute a modification, extension or renewal within the meaning of Section 424(h) of the Internal Revenue Code.

  BB&T has reserved and will continue to reserve adequate shares of BB&T common stock for the exercise of any converted or substitute options. As soon as practicable after the effective time, if it has not already done so, BB&T will file a registration statement under the Securities Act with respect to the shares of BB&T common stock subject to converted or substitute options and will use its reasonable efforts to maintain the effectiveness of the registration statement (and maintain the current status of the related prospectus or prospectuses) for so long as the converted or substitute options remain outstanding.

  BB&T will deliver to each participant in the stock option plans who receives converted or substitute options an appropriate notice setting forth the participant's rights with respect to the converted or substitute options.

  Based on stock options outstanding as of the date of the merger agreement and subsequent exercises, options to purchase an aggregate of approximately 1,792,395 shares of Premier common stock may be outstanding at the effective time. Any shares of Premier common stock issued pursuant to the exercise of stock options under the stock option plans before the effective time will be converted into shares of BB&T common stock and cash instead of any fractional share interest in the same manner as other outstanding shares of Premier common stock.

Restrictions on Resales by Affiliates

  All shares of BB&T common stock issuable in the merger will be registered under the Securities Act and will be freely transferable, except that any shares received by "persons" who are deemed to be "affiliates" (as these terms are defined under the Securities Act) of Premier at the effective time may be resold by them (a) only in transactions registered under the Securities Act or permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted by the Securities Act and (b) following the publication of financial results of at least 30 days of post-merger combined operations of BB&T and Premier (as required by the SEC's Accounting Series Release Nos. 130 and 135). Persons who may be deemed affiliates of Premier generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with Premier and include directors and certain executive officers of Premier. The restrictions on resales by an affiliate extend also to related parties of the affiliate, including his or her spouse, relatives and spouse's relatives who in each case live in the same home as the affiliate.

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

  The merger agreement requires Premier to use its reasonable best efforts to cause each of its affiliates to deliver to BB&T a written agreement to the effect generally that he or she will not offer or otherwise dispose of any shares of BB&T common stock issued to that person in the merger, except in compliance with (a) the Securities Act and the related rules and regulations and (b) the requirements of the accounting releases described above, including the prohibitions on sales, dispositions, hedging transactions and reductions in the risk of holding Premier stock by affiliates within 31 days prior to completion of the merger.

                            INFORMATION ABOUT BB&T

General

  BB&T is a multi-bank holding company headquartered in Winston-Salem, North Carolina. BB&T conducts operations in North Carolina, South Carolina, Virginia, Maryland, the District of Columbia, Georgia, West Virginia and Kentucky primarily through its commercial banking and thrift subsidiaries and, to a lesser extent, through its other subsidiaries. Substantially all of BB&T's loans are to businesses and individuals in the Carolinas, Virginia, Maryland, the District of Columbia, Georgia, West Virginia and Kentucky. BB&T's principal commercial bank subsidiaries are BB&T-NC, Branch Banking and Trust Company of South Carolina ("BB&T-SC") and Branch Banking and Trust Company of Virginia ("BB&T-VA"). The principal assets of BB&T are all of the issued and outstanding shares of common stock of BB&T-NC, BB&T Financial Corporation of South Carolina, Greenville, South Carolina (which in turn owns all of the issued and outstanding shares of BB&T-SC), BB&T Financial Corporation of Virginia (which in turn owns all of the issued and outstanding shares of BB&T-VA) and Scott and Stringfellow, Inc.

Operating Subsidiaries

  BB&T-NC, BB&T's largest subsidiary, is the oldest bank in North Carolina and currently operates through 341 banking offices throughout North Carolina and 57 offices in metropolitan Washington, D.C. and Maryland. BB&T-NC provides a wide range of banking services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies and local governments, trust customers, and individuals. BB&T Leasing Corporation, a wholly owned subsidiary of BB&T-NC, located in Charlotte, North Carolina, offers lease financing to commercial businesses and municipal governments. BB&T Investment Services, Inc., also a wholly owned subsidiary of BB&T-NC, located in Charlotte, North Carolina, offers customers investment alternatives, including discount brokerage services, fixed-rate and variable-rate annuities, mutual funds, and government and municipal bonds. BB&T Insurance Services, Inc., located in Raleigh, North Carolina, is also a subsidiary of BB&T-NC and offers life, property and casualty and title insurance on an agency basis. Another subsidiary of BB&T-NC is Prime Rate Premium Finance Corporation, Inc., which provides insurance premium financing and services to customers in Virginia and the Carolinas.

  BB&T-SC serves South Carolina through 90 banking offices. BB&T-SC provides a wide range of banking services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies, local governments, trust customers and individuals. BB&T-SC's subsidiaries include BB&T Investment Services of South Carolina, Inc., which is licensed as a general broker/dealer of securities and is currently engaged in retailing of mutual funds, U.S. Government securities, municipal securities, fixed and variable insurance annuity products and unit investment trusts.

  BB&T-VA offers a full range of commercial and retail banking services through 104 banking offices in the Hampton Roads and Richmond areas and the southern, central, southwestern and northeastern regions of Virginia.

  Regional Acceptance Corporation, of Greenville, North Carolina, was acquired on September 1, 1996. RAC, which has 28 branch offices in North Carolina, South Carolina, Tennessee and Virginia, specializes in indirect financing for consumer purchases of mid-model and late-model used automobiles.

  Scott & Stringfellow, Inc., acquired on March 26, 1999, provides services in retail brokerage, institutional equity and debt underwriting, investment advice, corporate finance, equity trading and equity research and, on May 5, 1999, was merged with another subsidiary of BB&T, Craigie Incorporated, which specialized in the origination, trading and distribution of fixed income securities and equity products in both the public and private capital markets.

  Phillips Factors Corporation buys and manages account receivables primarily in the furniture, textiles and home furnishings-related industries. W.E. Stanley & Company, Inc. is primarily engaged in actuarial and employee group, health and welfare benefit plan consulting, plan administration, and the design, communication and administration of all types of corporate retirement plans. Sheffield Financial Corp. specializes in loans to small commercial lawn care businesses across the country. BB&T Bankcard Corporation is a special purpose credit card bank.

Acquisitions

  BB&T's profitability and market share have been enhanced through both internal growth and acquisitions of both financial and nonfinancial institutions during recent years. BB&T's most recent acquisitions include the following:

  On March 5, 1999, BB&T acquired MainStreet Financial Corporation. With approximately $2 billion in assets, MainStreet operated 46 full-service banking offices in Virginia and three in Maryland and provided full-service banking and trust services throughout Virginia, southern Maryland and metropolitan Washington, D.C.

  BB&T acquired Scott & Stringfellow Financial, Inc., the holding company of Scott & Stringfellow, Inc., on March 26, 1999. Scott & Stringfellow has 32 offices in the Carolinas, Virginia and West Virginia and manages more than $10 billion in total assets for clients.

  On July 9, 1999, BB&T acquired First Citizens Corporation in a tax-free transaction accounted for as a pooling of interests. First Citizens operated 13 banking offices and one mortgage loan office in the south metropolitan Atlanta area.

  On July 14, 1999, BB&T acquired Mason-Dixon Bancshares, Inc. in a tax-free transaction accounted for as a pooling of interests. Mason-Dixon's branch network included 23 banking offices, 12 consumer finance offices and three mortgage loan offices in Maryland and extends BB&T's presence in the economically strong markets in central Maryland.

  On August 27, 1999, BB&T acquired Matewan Bancshares Inc. in a tax-free transaction. Through its banking subsidiaries, Matewan National Bank and Matewan FSB, Matewan operated 22 banking offices and one mortgage loan office in southwestern Virginia, southern West Virginia and eastern Kentucky. BB&T's acquisition of Matewan expands its franchise into southern West Virginia and eastern Kentucky.

  On April 28, 1999, BB&T announced that it had agreed to buy First Liberty Financial Corp. in a tax-free transaction to be accounted for as a pooling of interests. In the transaction, First Liberty shareholders would receive not less than 0.85 or more than 0.87 of a share of common stock of BB&T, depending on the average reported closing price of BB&T common stock over a ten-day pricing period ending shortly before the closing. First Liberty operates 38 banking offices and 13 consumer finance offices in Georgia and Tennessee and its acquisition by BB&T is expected to expand BB&T's presence in economically strong Georgia markets. The transaction is expected to close in the fourth quarter of 1999.

  BB&T expects to continue to take advantage of the consolidation of the financial services industry by developing its franchise through the acquisition of financial institutions. Such acquisitions may entail the payment by BB&T of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of BB&T capital stock or the incurring of additional indebtedness by BB&T, and could have a dilutive effect on the per share earnings or book value of BB&T common stock. Moreover, acquisitions sometimes result in significant front-end charges against earnings, although cost savings, especially incident to in-market acquisitions, are frequently anticipated.

Capital

  The Federal Reserve has established a minimum requirement for a bank holding company's ratio of capital to risk-weighted assets (including on-balance sheet activities and certain off-balance sheet activities, such as standby letters of credit) of 8%. At least half of a bank holding company's total capital is required to be composed of common equity, retained earnings, and qualifying perpetual preferred stock, less certain intangibles. This is called Tier 1 capital. The remainder may consist of certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock, and a limited amount of the loan loss allowance. This is called Tier 2 capital. Tier 1 capital and Tier 2 capital combined are referred to as total capital. At September 30, 1999, BB&T's Tier 1 and total capital ratios were 9.4% and 13.4%, respectively. Since January 1, 1998, the Federal Reserve has required bank holding companies that engage in trading activities to adjust their risk-based capital to take into consideration market risk that may result from movements in market prices of covered trading positions in trading accounts, or from foreign exchange or commodity positions, whether or not in trading accounts, including changes in interest rates, equity prices, foreign exchange rates or commodity prices. Any capital required to be maintained pursuant to these provisions may consist of new "Tier 3 capital" consisting of forms of short term subordinated debt. In addition, the Federal Reserve has issued a policy statement, pursuant to which a bank holding company that is determined to have weaknesses in its risk management processes or a high level of interest rate risk exposure may be required to hold additional capital.

  The Federal Reserve also has established minimum leverage ratio requirements for bank holding companies. These requirements provide for a minimum leverage ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% for bank holding companies that meet specified criteria, including that they have the highest regulatory rating. All other bank holding companies generally are required to maintain a leverage ratio of from at least 100 to 200 basis points above the stated minimum. BB&T's leverage ratio at September 30, 1999 was 6.6%. Bank holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, these capital requirements indicate that the Federal Reserve will continue to consider a "tangible Tier 1 leverage ratio" (deducting all intangibles) in evaluating proposals for expansion or new activity.

  The FDIC has adopted minimum risk-based and leverage ratio regulations to which BB&T's state bank subsidiaries are subject that are substantially similar to those requirements established by the Federal Reserve. The Office of the Comptroller of the Currency also has similar regulations that would apply to BB&T's national bank subsidiaries. Under federal banking laws, failure to meet the minimum regulatory capital requirements could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including, in the most severe cases, the termination of deposit insurance by the FDIC and placing the institution into conservatorship or receivership. The capital ratios of each of BB&T's bank subsidiaries exceeded all minimum regulatory capital requirements as of September 30, 1999.

Deposit Insurance Assessments

  The deposits of each of BB&T's bank subsidiaries are insured by the FDIC up to the limits required by law. A majority of the deposits of the banks are subject to the deposit insurance assessments of the Bank Insurance Fund of the FDIC. However, approximately 34% of the deposits of BB&T-NC and BB&T-SC and a portion of the deposits of BB&T-VA (related to the banks' acquisition of various savings associations) are subject to assessments imposed by the Savings Association Insurance Fund of the FDIC.

  For the semi-annual period beginning June 30, 1999, the effective rate of assessments imposed on all FDIC deposits for deposit insurance ranges from 0 to 27 basis points per $100 of insured deposits, depending on the institution's capital position and other supervisory factors. However, because legislation enacted in 1996 requires that both SAIF-insured and BIF-insured deposits pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation, the FDIC is currently assessing BIF-insured deposits an additional 1.184 basis points per $100 of deposits, and SAIF-insured deposits an additional 5.920 basis points per $100 of deposits, in each case on an annualized basis, to cover those obligations.

  Additional information about BB&T can be found in BB&T's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1999, and Current Reports on Form 8-K dated January 8, 1999, January 14, 1999, January 27, 1999 (two filings), January 28, 1999, February 25, 1999 (amended on April 28, 1999), April 9, 1999, April 12, 1999, April 28, 1999 (three filings),
April 30, 1999, July 14, 1999, July 29, 1999, September 3, 1999 and October 12, 1999, all of which are incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information" on page 54.

                           INFORMATION ABOUT PREMIER

General

  Premier is a bank holding company headquartered in Atlanta, Georgia. Premier conducts operations primarily in the metropolitan Atlanta area and also has significant operations in other areas of Georgia, as well as a limited presence in Alabama, Florida, North Carolina, South Carolina and Tennessee. Premier operates primarily through its principal commercial bank subsidiary, Premier Bank.

Principal Commercial Bank Subsidiary

  Premier Bank currently operates through 21 commercial banking offices in Georgia. Premier Bank is a Georgia chartered commercial bank that provides a wide range of banking services in its local markets for retail and commercial customers, including small and mid-size businesses, public agencies and local governments and individuals. In addition, Premier Lending Corporation, a wholly owned subsidiary of Premier Bank, operates a total of 15 offices throughout the Southeast. Premier Lending is a Georgia corporation that operates primarily as a mortgage banker and acts as an intermediary between purchasers of residential real estate or homeowners refinancing their residences and correspondent or institutional investors seeking to purchase mortgage loan investments.

Recently Completed Acquisitions

  On August 31, 1999, Premier completed the acquisition of North Fulton Bancshares, Inc., a Georgia corporation that is the holding company for Milton National Bank in Roswell, Georgia, in a stock transaction accounted for as a pooling of interests.

  On October 27, 1999, Premier completed the acquisition of Bank Atlanta, a Georgia chartered commercial bank located in Decatur, Georgia, in a stock transaction accounted for as a pooling of interests.

  On November 5, 1999, Premier completed the acquisition of Farmers & Merchants Bank, a Georgia chartered commercial bank located in Summerville, Georgia, in a stock transaction accounted for as a purchase.

  Additional information about Premier can be found in Premier's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1999, and Current Reports on Form 8-K dated April 9, 1999, April 27, 1999, May 27, 1999,

August 3, 1999 and November 9, 1999, all of which are incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information" on page 54.

                       DESCRIPTION OF BB&T CAPITAL STOCK

General

  The authorized capital stock of BB&T consists of 500,000,000 shares of BB&T common stock, par value $5.00 per share and 5,000,000 shares of preferred stock, par value $5.00 per share. As of November 4, 1999, there were 318,556,636 shares of BB&T common stock issued and outstanding. There were no shares of BB&T preferred stock issued and outstanding as of such date, although 2,000,000 shares of BB&T preferred stock have been designated as Series B Junior Participating Preferred Stock and are reserved for issuance in connection with BB&T's shareholder rights plan. See "--Shareholder Rights Plan" on page 43. Based on the number of shares of Premier common stock and Premier preferred stock outstanding at the record date (and assuming that the average closing price per share of BB&T common stock over the five-day pricing period is equal to the closing price of BB&T common stock on the record date), it is estimated that approximately 16,689,637 shares of BB&T common stock would be issued in the merger.

BB&T Common Stock

  Each share of BB&T common stock is entitled to one vote on all matters submitted to a vote at any meeting of shareholders. Holders of BB&T common stock are entitled to receive dividends when, as, and if declared by the BB&T Board out of funds legally available therefor and, upon liquidation, to receive pro rata all assets, if any, of BB&T available for distribution after the payment of necessary expenses and all prior claims. Holders of BB&T common stock have no preemptive rights to subscribe for any additional securities of any class that BB&T may issue, nor any conversion, redemption or sinking fund rights. Holders of BB&T common stock have no right to cumulate votes in the election of directors. The rights and privileges of holders of BB&T common stock are subject to any preferences that the BB&T Board may set for any series of BB&T preferred stock that BB&T may issue in the future. The terms of the BB&T Junior Preferred Stock reserved for issuance in connection with BB&T's shareholder rights plan provide that the holders will have rights and privileges that are substantially identical to those of holders of BB&T common stock.

  The transfer agent and registrar for BB&T common stock is BB&T-NC. BB&T intends to apply for the listing on the NYSE, subject to official notice of issuance, of the shares of BB&T common stock to be issued in the merger.

BB&T Preferred Stock

  Under BB&T's articles of incorporation, BB&T may issue shares of BB&T preferred stock in one or more series as may be determined by the BB&T Board or a duly authorized committee. The BB&T Board or committee may also establish, from time to time, the number of shares to be included in each series and may fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and may increase or decrease the number of shares of any series without any further vote or action by the shareholders. Any BB&T preferred stock issued may rank senior to BB&T common stock with respect to the payment of dividends or amounts paid upon liquidation, dissolution or winding up of BB&T, or both. In addition, any shares of BB&T preferred stock may have class or series voting rights. Under certain circumstances, the issuance of BB&T preferred stock or the existence of the unissued BB&T preferred stock may tend to discourage or render more difficult a merger or other change in control of BB&T. See "--Shareholder Rights Plan" on page 43.

Shareholder Rights Plan

  BB&T has adopted a shareholder rights plan pursuant to which holders of shares of BB&T common stock also hold rights to purchase securities or other property that may be exercised upon the occurrence of certain

"triggering events." Shareholder rights plans such as BB&T's plan are intended to encourage potential hostile acquirors of a target corporation to negotiate with the board of directors of the target corporation in order to avoid occurrence of the "triggering events" specified in such plans. Shareholder rights plans are intended to give the directors of a target corporation the opportunity to assess the fairness and appropriateness of a proposed transaction in order to determine whether or not it is in the best interests of the corporation and its shareholders. Notwithstanding these purposes and intentions of shareholder rights plans, such plans, including that of BB&T, could have the effect of discouraging a business combination that shareholders believe to be in their best interests. The provisions of BB&T's shareholder rights plan are discussed below.

  On December 17, 1996, the BB&T Board declared a dividend distribution of one right for each outstanding share of BB&T common stock to shareholders of record at the close of business on January 17, 1997. One right will also be distributed for each share of BB&T common stock issued between January 17, 1997 and the occurrence of a "distribution date" (described in the next paragraph). Each right entitles the registered holder to purchase from BB&T a unit consisting of one-hundredth of a share of BB&T Junior Preferred Stock at a Purchase Price of $145.00 per unit, subject to adjustment, or, under certain circumstances, other securities or property. The description and terms of the rights are set forth in the rights agreement, dated as of December 17, 1996, between BB&T and BB&T-NC in the capacity of rights agent.

  Initially, the rights will be attached to all BB&T common stock certificates representing shares then outstanding, and no separate rights certificates will be distributed. A "distribution date" will occur, and the rights will separate from shares of BB&T common stock, upon the earliest of (a) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "acquiring person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of BB&T common stock, (b) 10 business days following the commencement of a tender offer or exchange offer that would if completed result in a person or group beneficially owning 20% or more of such outstanding shares of BB&T common stock or (c) 10 business days after the BB&T Board declares any person to be an "adverse person," as described in the following paragraph.

  The BB&T Board will declare a person to be an adverse person upon its determinations (a) that the person, alone or together with its affiliates and associates, has or will become the beneficial owner of 10% or more of the outstanding shares of BB&T common stock (provided that any such determination will not be effective until such person has in fact become the beneficial owner of 10% or more of the outstanding shares of BB&T common stock) and (b) following consultation with such persons as the BB&T Board deems appropriate, that (1) the beneficial ownership by the person is intended to cause, is reasonably likely to cause or will cause BB&T to repurchase the BB&T common stock beneficially owned by the person or to cause pressure on BB&T to take action or enter into a transaction or series of transactions intended to provide the person with short-term financial gain under circumstances where the BB&T Board determines that the best long-term interests of BB&T and its shareholders would not be served by taking the action or entering into such transactions or series of transactions at that time or (2) the beneficial ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of BB&T's ability to maintain its competitive position) on the business or prospects of BB&T or (3) the beneficial ownership otherwise is determined to be not in the best interests of BB&T and its shareholders, employees, customers and communities in which BB&T and its subsidiaries do business.

  The rights are not exercisable until the distribution date and will expire at the close of business on December 31, 2006, subject to extension by the BB&T Board, or unless earlier redeemed by BB&T as described below.

  As soon as practicable after the distribution date, rights certificates will be mailed to holders of record of BB&T common stock as of the close of business on the distribution date and, thereafter, the separate rights certificates alone will represent the rights. Except for certain issuances in connection with outstanding options and convertible securities and as otherwise determined by the BB&T Board, only shares of BB&T common stock issued before the distribution date will be issued with rights.

  If the BB&T Board determines that a person is an adverse person or, at any time following the distribution date, a person becomes the beneficial owner of 25% or more of the then outstanding shares of BB&T common stock, each holder of a right will thereafter have the right to receive at the time specified in the rights agreement, (a) upon exercise and payment of the exercise price, BB&T common stock (or, in certain circumstances, cash, property or other securities of BB&T) having a value equal to two times the exercise price of the right or (b) at the discretion of the BB&T Board, upon exercise and without payment of the exercise price, BB&T common stock (or, in certain circumstances, cash, property or other securities of BB&T) having a value equal to the difference between the exercise price of the right and the value of the consideration that would be payable under clause (a). Following any of the events set forth in this paragraph, all rights that are, or (under certain circumstances specified in the rights agreement) were, beneficially owned by any acquiring person or adverse person will be null and void. Rights will not become exercisable, however, until such time as they are no longer redeemable by BB&T as set forth below.

  For example, at an exercise price of $145.00 per right, each right not owned by an acquiring person or an adverse person (or by certain related parties) following a triggering event would entitle its holder to purchase $290.00 worth of BB&T common stock (or other consideration, as noted above) for $145.00. Assuming that the BB&T common stock had a per share value of $36.25 at such time, the holder of each valid right would be entitled to purchase eight shares of BB&T common stock for $145.00. Alternatively, at the discretion of the BB&T Board, each right following an event set forth in the preceding paragraph, without payment of the exercise price, would entitle its holder to BB&T common stock (or other consideration, as noted above) worth $145.00.

  If, at any time following the date on which there has been a public announcement that an acquiring person has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of BB&T common stock, (a) BB&T is acquired in a merger, statutory share exchange or other business combination transaction in which BB&T is not the surviving corporation or (b) 50% or more of BB&T's assets or earning power is sold or transferred, each holder of a right (except rights that previously have been voided as set forth above) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right. The Purchase Price payable, and the number of Units of BB&T Junior Preferred Stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution if certain events occur.

  In general, BB&T may redeem the rights in whole, but not in part, at a price of $0.01 per right at any time until 10 business days following the earlier of the stock acquisition date or the effective date of any declaration by the BB&T Board that any person is an adverse person. After the redemption period has expired, BB&T's right of redemption may be reinstated if an acquiring person or adverse person reduces his or her beneficial ownership to less than 10% of the outstanding shares of BB&T common stock in a transaction or series of transactions not involving BB&T and if there are no other acquiring persons or adverse persons.

  Until a right is exercised, the holder will have no rights as a shareholder of BB&T, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to shareholders or to BB&T, shareholders may, depending upon the circumstances, recognize taxable income if the rights become exercisable for stock (or other consideration) of BB&T or for common stock of the acquiring company.

  Other than those provisions relating to the principal economic terms of the rights, any of the provisions of the rights agreement may be amended by the BB&T Board before the distribution date. After the distribution date, the provisions of the rights agreement may be amended by the BB&T Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of rights (excluding the interests of any acquiring person or adverse person) or to shorten or lengthen any time period under the rights agreement; provided, however, that no amendment to adjust the time period governing redemption may be made when the rights are not redeemable.

  The rights agreement is filed as an exhibit to a registration statement on Form 8-A dated January 10, 1997 that has been filed by BB&T with the SEC. This registration statement and the rights agreement are incorporated by reference in this proxy statement/prospectus, and reference is made to them for the complete terms of the rights agreement and the rights. The foregoing discussion is qualified in its entirety by reference to the rights agreement. See "Where You Can Find More Information" on page 54.

Other Anti-Takeover Provisions

  Provisions of the North Carolina Business Corporation Act and BB&T's articles of incorporation and bylaws described below may be deemed to have an anti-takeover effect and, together with the ability of the BB&T Board to issue shares of BB&T preferred stock and to set the voting rights, preferences and other terms thereof, may delay or prevent takeover attempts not first approved by the BB&T Board. These provisions also could delay or deter the removal of incumbent directors or the assumption of control by shareholders. BB&T believes that these provisions are appropriate to protect the interests of BB&T and its shareholders.

 Control Share Acquisition Act

  The Control Share Acquisition Act of the NCBCA may make an unsolicited attempt to gain control of BB&T more difficult by restricting the right of certain shareholders to vote newly acquired large blocks of stock. For a description of this statute, see "Comparison of Shareholders' Rights--Anti-takeover Statutes" on page 51.

 Provisions Regarding the BB&T Board

  BB&T's articles of incorporation and bylaws separate the BB&T Board into classes and permit the removal of directors only for cause. This could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of BB&T. For a description of such provisions, see "Comparison of Shareholders' Rights--Directors" on page 47.

 Meeting of Shareholders; Shareholders' Nominations and Proposals

  Under BB&T's bylaws, meetings of the shareholders may be called only by the Chief Executive Officer, President, Secretary or the BB&T Board. Shareholders of BB&T may not request that a special meeting of shareholders be called. This provision could delay until the next annual shareholders' meeting shareholder actions that are favored by the holders of a majority of the outstanding voting securities of BB&T.

  The procedures governing the submission of nominations for directors and other proposals by shareholders may also have a deterrent effect on shareholder actions designed to result in change of control in BB&T. See "Comparison of Shareholders' Rights--Shareholder Nominations and Shareholder Proposals" on page 49.

                      COMPARISON OF SHAREHOLDERS' RIGHTS

  At the effective time, holders of Premier common stock and Premier preferred stock will become shareholders of BB&T. The following is a summary of material differences between the rights of holders of BB&T common stock and holders of Premier common stock. Since BB&T is organized under the laws of the State of North Carolina and Premier is organized under the laws of the State of Georgia, differences in the rights of holders of BB&T common stock and those of holders of Premier common stock arise from differing provisions of the NCBCA and the GBCC in addition to differing provisions of their respective articles of incorporation and bylaws.

  The following summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of holders of BB&T common stock and holders of Premier common stock. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the NCBCA and the GBCC and the governing corporate instruments of BB&T and Premier, to which the shareholders of Premier are referred.

Authorized Capital Stock

 BB&T

  BB&T's authorized capital stock consists of 500,000,000 shares of BB&T common stock and 5,000,000 shares of BB&T preferred stock. BB&T's articles of incorporation authorize the BB&T Board to issue shares of BB&T preferred stock in one or more series and to fix the designation, powers, preferences, and rights of the shares of BB&T preferred stock in each series. As of November 4, 1999, there were 318,556,636 shares of BB&T common stock outstanding. No shares of BB&T preferred stock were issued and outstanding as of that date, although 2,000,000 shares of BB&T preferred stock have been designated as BB&T Junior Preferred Stock and are reserved for issuance in connection with BB&T's shareholder rights plan. See "Description of BB&T Capital Stock--Shareholder Rights Plan" on page 43.

 Premier

  Premier's authorized capital stock consists of 60,000,000 shares of Premier common stock, par value $1.00 per share and 2,000,000 shares of Premier preferred stock. Premier's articles of incorporation, similar to those of BB&T, authorize its board of directors to issue shares of Premier preferred stock in one or more series and to fix the designation, powers, preferences, and relative rights of each such series. As of November 5, 1999, there were 32,246,717 shares of Premier common stock outstanding and 40,770 shares of Premier preferred stock, $60.00 par value per share, outstanding.

Special Meetings of Shareholders and Action by Shareholders without a Meeting

 BB&T

  Special meetings of the shareholders of BB&T may be called at any time by BB&T's Chief Executive Officer, President or Secretary or by the BB&T Board. Under the NCBCA, shareholders of a North Carolina corporation may take action without a meeting by one or more written consents signed by all shareholders entitled to vote on the matter in question, provided that any required notice is given to any shareholders not entitled to vote on such matter.

 Premier

  Special meetings of the shareholders of Premier may be called at any time by the Premier Board, its President, and at the written request of any one or more shareholders owning an aggregate of 25% or more of Premier's outstanding capital stock. The GBCC, like the NCBCA, permits actions required or permitted to be taken at a shareholder meeting to be taken without a meeting by one or more written consents signed by all of the shareholders entitled to vote on the matter, provided that these shareholders have received any materials that would have been included in the notice of a meeting concerning the action in question.

Directors

 BB&T

  BB&T's articles of incorporation and bylaws provide for a board of directors having not less than three nor more than 30 members as determined from time to time by vote of a majority of the members of the BB&T Board or by resolution of the shareholders of BB&T. Currently, the BB&T Board consists of 21 directors. The BB&T Board is divided into three classes, with directors serving staggered three-year terms. Under BB&T's articles of incorporation and bylaws, BB&T directors may be removed only for cause and only by the vote of a majority of the outstanding shares entitled to vote in the election of directors. Holders of BB&T common stock do not have cumulative voting rights in the election of directors.

 Premier

  Premier's bylaws provide that its board of directors will consist of not less than 4 nor more than 19 directors. The number of directors may be fixed or changed from time to time, within this range, by Premier's shareholders or its board of directors. The Premier board of directors presently consists of 15 members.

  Unlike BB&T, Premier does not have a classified board of directors, and Premier's directors serve only one-year terms. The effect of BB&T having a classified board of directors is that only approximately one-third of the members of the board are elected each year. Consequently, two annual meetings will likely be required to change a majority of the members of BB&T's board of directors. In contrast, it is possible to change Premier's entire board in a single election.

  Premier's bylaws provide that a director may be removed from office at a meeting the purpose of which was disclosed in the notice to shareholders. Upon such notice, shareholders may remove any director (a) without cause, only upon the affirmative votes of two-thirds of the issued and outstanding shares of Premier, and (b) with cause, only upon the affirmative vote of a majority of Premier's issued and outstanding shares. Premier's bylaws define cause to mean: (i) the adjudication of such director as incompetent by a court having jurisdiction in the matter, (ii) the conviction of such director of a felony,
(iii) the failure of such director to accept office either in writing or by attendance at no less than one of the first two meetings of the board of directors following his or her election, or (iv) the failure of such director to attend regular meetings of the board of directors for six consecutive meetings without having been excused by the board of directors.

  Directors of both BB&T and Premier may be removed from office for cause by a vote of a majority of the issued and outstanding shares of the corporation. However, only Premier's directors may be removed without cause, although a vote of two-thirds of Premier's issued and outstanding shares will be required. The result of permitting the removal of Premier's directors without cause, is that the directors of BB&T are afforded greater protection against their removal by shareholder vote than are their counterparts at Premier.

  Holders of Premier common stock, like BB&T's shareholders, do not have cumulative voting rights in the election of directors.

Dividends and Other Distributions

 BB&T

  The NCBCA prohibits a North Carolina corporation from making any distributions to shareholders, including the payment of cash dividends, that would render it insolvent or unable to meet its obligations as they become due in the ordinary course of business. BB&T is not subject to any other express regulatory restrictions on payments of dividends and other distributions. The ability of BB&T to pay distributions to the holders of BB&T common stock will depend, however, to a large extent upon the amount of dividends its bank subsidiaries, which are subject to restrictions imposed by regulatory authorities, pay to BB&T. In addition, the Federal Reserve could oppose a distribution by BB&T if it determined that such a distribution would harm BB&T's ability to support its bank subsidiaries. There can be no assurances that dividends will be paid in the future. The declaration, payment and amount of any such future dividends would depend on business conditions, operating results, capital, reserve requirements and the consideration of other relevant factors by the BB&T Board.

 Premier

  Premier's articles of incorporation provide that, subject to GBCC limitations, the board of directors will have the power to distribute a portion of Premier's assets, in cash or in property, to Premier's shareholders out of Premier's capital surplus. The GBCC, similar to the NCBCA, forbids any distribution which, after being given effect, would leave the corporation unable to pay its debts as they become due in the usual course of business. Additionally, the GBCC provides that no distribution shall be made if, after giving it effect, the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy any preferential rights upon dissolution. Premier's outstanding shares of preferred stock have such preferential dissolution rights. The holders of Premier's shares of preferred stock are entitled to receive, upon voluntary or involuntary liquidation, dissolution or winding up of the corporation, an amount equal to $60 per share of preferred stock prior to any distribution of any assets or surplus funds to the holders of Premier's common stock. Premier's articles of incorporation also reflect a dividend preference in favor of the preferred shareholders who are entitled to receive a cumulative dividend of 8% of the $60 par value of the shares of preferred stock each year from Premier's current earnings or undivided profits.

  Presently, BB&T has no shares of preferred stock issued and outstanding, and Premier has 40,770 shares of preferred stock issued and outstanding with an aggregate liquidation preference of $2,446,200, plus accrued but unpaid dividends. The effect of this difference is that the holders of Premier common stock will receive distributions only after the holders of Premier preferred stock have received their preferred dividend, while BB&T's common shareholders are not subject to any similar distribution preference.

Shareholder Nominations and Shareholder Proposals

 BB&T

  BB&T's bylaws establish advance notice procedures for shareholder proposals and the nomination, other than by or at the direction of the BB&T Board or one of its committees, of candidates for election as directors. BB&T's bylaws provide that a shareholder wishing to nominate a person as a candidate for election to the BB&T Board must submit the nomination in writing to the Secretary of BB&T at least 60 days before the one year anniversary of the most recent annual meeting of shareholders, together with biographical information about the candidate and the shareholder's name and shareholdings. Nominations not made in accordance with the foregoing provisions may be ruled out of order by the presiding officer or the chairman of the meeting. In addition, a shareholder intending to make a proposal for consideration at a regularly scheduled annual meeting of shareholders that is not intended to be included in the proxy statement for such meeting must notify the Secretary of BB&T in writing at least 60 days before the one year anniversary of the most recent annual meeting of shareholders of the shareholder's intention. The notice must contain: (a) a brief description of the proposal, (b) the name and shareholdings of the shareholder submitting the proposal and (c) any material interest of the shareholder in the proposal.

  In accordance with SEC Rule 14a-8 under the Securities Exchange Act, shareholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by BB&T at least 120 days before the anniversary of the date that the previous year's proxy statement was first mailed to shareholders. As provided in the SEC rules, if the annual meeting date has been changed by more than 30 days from the date of the prior year's meeting, or for special meetings, the proposal must be submitted within a reasonable time before BB&T begins to print and mail its proxy materials.

 Premier

  Premier's articles of incorporation and bylaws do not contain similar provisions to those of BB&T governing the notice and procedural requirements for shareholder nominations of directors. Consequently, Premier's shareholders are subject to fewer restrictions concerning nomination of candidates for director than BB&T's shareholders.

  Premier's bylaws provide that any proposal to be presented by a Premier shareholder at the annual meeting of shareholders must be received at Premier's principal executive offices to the attention of the Corporate Secretary not later than 120 days before the anniversary of the mailing date of the corporation's proxy statement for the previous year's annual shareholder meeting. Notice of such a proposal to be brought before an annual meeting must include: (i) a brief description of the business desired to be brought before the annual meeting and the reasons therefor; (ii) the name and address of the shareholder giving notice, the classes and number of shares owned of record or beneficially by the shareholder; and (iii) any material interest of the shareholder in the proposal other than his interest as a shareholder.

  Premier's bylaws also establish advance notice requirements for proposals to be presented by a shareholder at a special meeting of the shareholders. Such proposals must be received at the principal executive offices of Premier to the attention of the Corporate Secretary within a reasonable time before the printing and mailing of proxy materials in connection with that special shareholder meeting. The notice requirements relating to both annual and special shareholder meetings set forth in Premier's bylaws are subject to SEC Rule 14a-8.

Exculpation and Indemnification

 BB&T

  The NCBCA requires that a director of a North Carolina corporation discharge his or her duties as a director (a) in good faith, (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances and (c) in a manner the director reasonably believes to be in the best interests of the corporation. The NCBCA expressly provides that a director facing a change of control situation shall not be subject to any different duties or a higher standard of care. BB&T's articles of incorporation provide that, to the fullest extent permitted by applicable law, no director of BB&T will have any personal liability for monetary damage for breach of a duty as a director. BB&T's bylaws require BB&T to indemnify its directors and officers against liabilities arising out of each person's status as a director or officer, excluding any liability relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interests of BB&T.

 Premier

  The GBCC requires that a director discharge his or her duties as director subject to several general standards of care. Each director must act in a manner he or she believes in good faith to be in the best interests of the corporation. Additionally, a director must exercise the care of an ordinarily prudent person in a like position and in similar circumstances. Premier's articles of incorporation provide that, to the extent permitted by law, no director will be liable to Premier or its shareholders for monetary damages for breach of his or her duty of care or other duty as a director.

  Consistent with the GBCC, Premier's bylaws provide that Premier may indemnify or obligate itself to indemnify an individual made a party to a proceeding because he or she is or was a director, officer, employee or agent of Premier. Premier may indemnify these individuals for reasonable expenses, judgments, fines, penalties and amounts paid in settlement that are incurred in connection with the proceeding if the individual acted in a manner that he or she believed in good faith to be in or not opposed to the best interests of Premier and, in the case of any criminal proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. To the extent that a director, officer, employee or agent of Premier has been successful, on the merits or otherwise, in defending any proceeding to which he or she was a party, or in defending any claim, issue or matter in the proceeding, because he or she is or was a director, officer, employee or agent of Premier, Premier will indemnify the director, officer, employee or agent against reasonable expenses he or she incurred in connection with the proceeding.

Mergers, Share Exchanges and Sales of Assets

 BB&T

  The NCBCA generally requires that any merger, share exchange or sale of all or substantially all the assets of a corporation otherwise than in the ordinary course of business must be approved by the affirmative vote of the majority of the issued and outstanding shares of each voting group entitled to vote. Approval of a merger by the shareholders of the surviving corporation is not required in certain instances, however, including (as in the case of the merger with Premier) a merger in which the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, does not exceed by more than 20% the number of voting shares outstanding immediately before the merger. BB&T is also subject to certain statutory anti-takeover provisions. See "--Anti-takeover Statutes" below.

 Premier

  Neither Premier's articles of incorporation nor bylaws contain specific provisions governing the approval of business combinations or the disposition of assets. As a result, the GBCC governs the approval of such transactions. It generally provides that approval of these transactions requires a recommendation by the board of directors to the shareholders and approval by the shareholders by a majority of all the votes entitled to be cast by all shares entitled to vote on the transaction.

Anti-takeover Statutes

 BB&T

  The North Carolina Control Share Acquisition Act applies to BB&T. This Act is designed to protect shareholders of publicly owned North Carolina corporations based within the state against certain changes in control and to provide shareholders with the opportunity to vote on whether to afford voting rights to certain types of shareholders. The Act is triggered upon the acquisition by a person of shares of voting stock of a covered corporation that, when added to all other shares beneficially owned by the person, would result in that person holding one-fifth, one-third or a majority of the voting power in the election of directors. Under the Act, the shares acquired that result in the crossing of any of these thresholds have no voting rights until they are conferred by the affirmative vote of the holders of a majority of all outstanding voting shares, excluding those shares held by any person involved or proposing to be involved in the acquisition of shares in excess of the thresholds, any officer of the corporation and any employee of the corporation who is also a director of the corporation. If voting rights are conferred on the acquired shares, all shareholders of the corporation have the right to require that their shares be redeemed at the highest price paid per share by the acquiror for any of the acquired shares.

  The North Carolina Shareholder Protection Act requires that certain business combinations with existing shareholders either be approved by a supermajority of the other shareholders or meet certain "fair price" requirements. BB&T has elected to opt out of the North Carolina Shareholder Protection Act, as permitted by that Act.

 Premier

  The GBCC provides for voting rules and fair price requirements involving business combinations with "interested shareholders," but Premier has not adopted these requirements in its bylaws and is not subject to the GBCC's fair price requirements.

Amendments to Articles of Incorporation and Bylaws

 BB&T

  The NCBCA provides generally that a North Carolina corporation's articles of incorporation may be amended only upon approval by a majority of the votes cast within each voting group entitled to vote. BB&T's articles of incorporation and bylaws also require the affirmative vote of more than two-thirds of the outstanding shares entitled to vote to approve an amendment that would amend, alter or repeal the provisions of the articles of incorporation or bylaws relating to classification and staggered terms of the BB&T Board, removal of directors or any requirement for a supermajority vote on such an amendment. The NCBCA provides that a North Carolina corporation's bylaws may be amended by its shareholders, and BB&T's articles of incorporation authorize the BB&T Board to amend BB&T's bylaws.

 Premier

  Premier's articles of incorporation and bylaws do not address the means by which they may be amended; accordingly, the provisions of the GBCC govern their amendment. The GBCC provides that a Georgia corporation's articles of incorporation may be amended if the amendment is approved by a majority of the votes entitled to be cast on the amendment by each voting group entitled to vote on the amendment. The GBCC further states that generally a corporation's bylaws may be amended, repealed, or new bylaws adopted by the corporation's board of directors or its shareholders. If a quorum is present, a plurality of those shares voting is sufficient to amend, repeal, or adopt a bylaw. The GBCC also sets forth several bylaws which are beyond the authority of the board of directors to adopt, amend, or repeal. Shareholders alone, for instance, are entitled to adopt, amend, or repeal bylaws limiting the authority of the board of directors or establishing staggered terms for directors. Similarly, shareholders alone may adopt a bylaw fixing a greater quorum or voting requirement for shareholders than would normally be required.

  The effect of BB&T's more stringent voting requirements for the amendment of its articles and bylaws relating to classification and staggered terms of the BB&T board of directors, removal of directors, or any amendment requiring a supermajority vote on such an amendment is to make any change in these areas more difficult for BB&T's shareholders than would be the case for Premier's shareholders.

Shareholders' Rights of Dissent and Appraisal

 BB&T

  The NCBCA provides that dissenters' rights are not available to the holders of shares of a corporation, such as BB&T, that are either listed on a national securities exchange or held by more than 2,000 record shareholders by reason of a merger, share exchange or sale or exchange of property unless (a) the articles of incorporation of the corporation that issued the shares provide otherwise or (b) in the case of a merger or share exchange, the holders of the shares are required to accept anything other than (1) cash, (2) shares in another corporation that are either listed on a national securities exchange or held by more than 2,000 record shareholders or (3) a combination of cash and such shares. BB&T's articles of incorporation do not authorize any special dissenters' rights.

 Premier

  The GBCC, like the NCBCA, does not allow a right to dissent to shareholders holding securities that are either listed on a national securities exchange or held by more than 2,000 shareholders unless those shareholders are required under the plan of merger or share exchange to accept shares in a company that is not either listed on a national securities exchange or held of record by more than 2,000 shareholders. Holders of Premier common stock do not have appraisal rights in connection with the BB&T merger because, as of the record date, shares of Premier common stock were listed on the New York Stock Exchange and the shares of BB&T common stock are held by at least 2,000 record shareholders. Holders of Premier preferred stock are entitled to appraisal rights in connection with the BB&T merger because Premier preferred stock is neither held of record by more than 2,000 shareholders nor traded on any national securities exchange. See "The Merger--Rights of Dissenting Preferred Shareholders" on page 32.

  Under the GBCC (subject to certain exceptions, including the exception described in the preceding paragraph), any shareholder of a Georgia corporation who objects to a merger and who fully complies with all of the dissenters' provisions shall be entitled to demand and receive payment for all (but not less than all) of his or her shares if the proposed merger is consummated. A shareholder who objects to a merger and desires to receive payment of the "fair value" of his or stock:

  . must file a written objection to the merger with the corporation either prior to the shareholders' meeting, or at the meeting but before the vote is taken, and the written objection must contain a statement that the shareholder intends to demand payment for his or her shares if the merger is approved;

  .  must either abstain from voting or vote against approval of the merger;
     and

  . must demand payment and deposit his or her certificate(s) in accordance with the terms of the dissenters' notice sent to the dissenting shareholder following approval of the merger.

  If all of the above conditions are satisfied in full, the resulting corporation is required to make a written offer within 10 days of receiving the payment demand, or within 10 days after the consummation of the merger, whichever is later, to each dissenting shareholder to purchase all of the shareholder's shares at a specific price. If the resulting corporation and any dissenting shareholder are unable to agree on the fair value of the shares within 60 days of the receipt of the payment demand, the resulting corporation will commence a proceeding in the superior court of the county in which the resulting corporation has a registered office to determine the rights of the dissenting shareholder and the fair value of his or her shares. The court may appoint appraisers to receive evidence and to recommend a decision on fair value.

Liquidation Rights

 BB&T

  In the event of the liquidation, dissolution or winding-up of the affairs of BB&T, holders of outstanding shares of BB&T common stock are entitled to share, in proportion to their respective interests, in BB&T's assets and funds remaining after payment, or provision for payment, of all debts and other liabilities of BB&T.

  Because BB&T is a bank holding company, its rights, the rights of its creditors and of its shareholders, including the holders of the shares of any BB&T preferred stock that may be issued, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization may be subject to the prior claims of (a) the subsidiary's creditors, except to the extent that BB&T may itself be a creditor with recognized claims against the subsidiary, and (b) any interests in the liquidation accounts established by savings associations or savings banks acquired by BB&T for the benefit of eligible account holders in connection with conversion of the savings associations from mutual to stock form.

 Premier

  In the event of the liquidation, dissolution or winding up of the affairs of Premier, after the payment in full of debts and other liabilities, including the payment of $60.00 in respect of each outstanding share of Premier preferred stock, the remaining net assets would be distributed to the shareholders in proportion to their respective interests.

  Like BB&T, Premier is a bank holding company, and its rights and the rights of its creditors and of its shareholders to participate in the assets of any subsidiary upon liquidation or recapitalization may be subject to the prior claims of the subsidiary's creditors, except to the extent that Premier may itself be a creditor with recognized claims against the subsidiary.

                             SHAREHOLDER PROPOSALS

  In the event that the merger is not completed, any proposal which a shareholder wishes to have presented at the next annual meeting of shareholders and included in Premier's proxy materials must be received at the main office of Premier, 950 E. Paces Ferry Road, Atlanta, Georgia 30326, no later than December 25, 1999. If such proposal is in compliance with all of the requirements of Rule 14a-8 of the Securities Exchange Act, it will be included in Premier's proxy statement and set forth on the form of proxy issued for the next annual meeting of shareholders, if applicable. Shareholders wishing to present proposals at such meeting (but not include them in Premier's proxy materials) must also give notice of such proposals to Premier no later than March 9, 2000. It is urged that any proposals be sent by certified mail, return receipt requested.

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

                                OTHER BUSINESS

  The Premier Board is not aware of any business to come before the meeting other than those matters described in this proxy statement/prospectus. However, if any other matters should properly come before the meeting, it is intended that the proxies solicited hereby will be voted with respect to those other matters in accordance with the judgment of the persons voting the proxies.

                                 LEGAL MATTERS

  The validity of the shares of BB&T common stock offered by this proxy statement/prospectus will be passed upon by Womble Carlyle Sandridge & Rice, PLLC, Washington, D.C., as counsel to BB&T. As of the date of this proxy statement/prospectus, certain members of Womble Carlyle Sandridge & Rice, PLLC owned an aggregate of approximately 38,000 shares of BB&T common stock.

                                    EXPERTS

  The consolidated financial statements of BB&T Corporation and its subsidiaries which are incorporated by reference in this proxy statement/prospectus from BB&T's Current Report on Form 8-K dated September 3, 1999, which restates the consolidated financial statements that are incorporated by reference from BB&T's Annual Report on Form 10-K for the year ended December 31, 1998 to reflect the acquisitions by BB&T of MainStreet Financial Corporation on March 5, 1999, First Citizens Corporation on July 9, 1999 and Mason-Dixon Bancshares, Inc. on July 14, 1999, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

  Ernst & Young LLP, independent auditors, have audited Premier's consolidated financial statements for the two years ended December 31, 1998 and 1997, included in its Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this proxy statement/prospectus. Premier's financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

  Mauldin & Jenkins, LLC, independent auditors, audited Premier's consolidated statements of income, stockholders' equity and cash flows for the year ended December 31, 1996, included in Premier's Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this proxy statement/prospectus. Premier's financial statements are incorporated by reference in reliance on Mauldin & Jenkins, LLC's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

  BB&T and Premier file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or certain other information that the companies file with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at "http://www.sec.gov." Reports, proxy statements and other information should also be available for inspection at the offices of the NYSE.

  BB&T has filed the registration statement to register with the SEC the BB&T common stock to be issued to Premier shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of BB&T. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in BB&T's registration statement or the exhibits to the registration statement.

  The SEC allows Premier and BB&T to "incorporate by reference" information into this proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or in later filed documents incorporated by reference in this proxy statement/prospectus.

  This proxy statement/prospectus incorporates by reference the documents set forth below that Premier and BB&T have previously filed with the SEC. These documents contain important information about Premier and BB&T and their businesses.

BB&T SEC Filings (File No. 1-10853)

Annual Report on Form 10-K      For the fiscal year ended December 31, 1998

Quarterly Reports on Form 10-Q  For the fiscal quarters ended March 31, 1999,
                                June 30, 1999 and September 30, 1999

Current Reports on Form 8-K     Filed January 8, 1999, January 14, 1999,
                                January 27, 1999 (two filings), January 28,
                                1999, February 25, 1999 (amended on April 28,
                                1999), April 9, 1999, April 12, 1999, April
                                28, 1999 (three filings), April 30, 1999,
                                July 14, 1999, July 29, 1999, September 3,
                                1999 and October 12, 1999

Registration Statement on Form  Filed January 10, 1997
 8-A (concerning BB&T's
 shareholder rights plan)

Premier SEC Filings (File No. 1-12625)

Annual Report on Form 10-K      For the fiscal year ended December 31, 1998

Quarterly Reports on Form 10-Q  For the fiscal quarters ended March 31, 1999,
                                June 30, 1999 and September 30, 1999

Current Reports on Form 8-K     Filed April 9, 1999, April 27, 1999, May 27,
                                1999, August 3, 1999 and November 9, 1999

Registration Statement on Form  Dated May 27, 1999
 8-A/A (describing Premier
 common stock)

  Premier and BB&T also incorporate by reference additional documents that may be filed with the SEC between the date of this proxy statement/prospectus and the completion of the merger or the termination of the merger agreement. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

  BB&T has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to BB&T, and Premier has supplied all such information relating to Premier before the merger.

  If you are a shareholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through the companies, the SEC or the SEC's Internet web site as described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits except those that the companies have specifically incorporated by reference in this proxy statement/prospectus. Shareholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

        Shareholder Reporting                       Barbara J. Burtt
          BB&T Corporation                         Corporate Secretary
        Post Office Box 1290                    Premier Bancshares, Inc.
 Winston-Salem, North Carolina 27102             950 E. Paces Ferry Road
           (336) 733-3021                        Atlanta, Georgia 30326
                                                     (404) 814-3090

  If you would like to request documents from us, please do so by January 2, 1999 to receive them before the meeting.

  You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. BB&T and Premier have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated November 10, 1999. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of BB&T common stock in the merger creates any implication to the contrary.

                                                                      APPENDIX A

                      AGREEMENT AND PLAN OF REORGANIZATION

                                    BETWEEN

                            PREMIER BANCSHARES, INC.

                                      and

                                BB&T CORPORATION

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
ARTICLE I
  DEFINITIONS..............................................................  A-1
  1.1 Definitions..........................................................  A-1
  1.2 Terms Defined Elsewhere..............................................  A-4

ARTICLE II
  THE MERGER...............................................................  A-5
  2.1 Merger...............................................................  A-5
  2.2 Filing; Plan of Merger...............................................  A-5
  2.3 Effective Time.......................................................  A-5
  2.4 Closing..............................................................  A-5
  2.5 Effect of Merger.....................................................  A-6
  2.6 Further Assurances...................................................  A-6
  2.7 Merger Consideration.................................................  A-6
  2.8 Conversion of Shares; Payment of Merger Consideration................  A-7
  2.9 Conversion of Stock Options..........................................  A-8
  2.10 Assumption of Trust Preferred Obligations...........................  A-9
  2.11 Merger of Subsidiaries..............................................  A-9
  2.12 Anti-Dilution.......................................................  A-9
  2.13 Dissenting Shares...................................................  A-9

ARTICLE III
  REPRESENTATIONS AND WARRANTIES OF PREMIER................................  A-9
  3.1 Capital Structure....................................................  A-9
  3.2 Organization, Standing and Authority................................. A-10
  3.3 Ownership of Subsidiaries............................................ A-10
  3.4 Organization, Standing and Authority of the Subsidiaries............. A-10
  3.5 Authorized and Effective Agreement................................... A-11
  3.6 Securities Filings; Financial Statements; Statements True............ A-11
  3.7 Minute Books......................................................... A-12
  3.8 Adverse Change....................................................... A-12
  3.9 Absence of Undisclosed Liabilities................................... A-12
  3.10 Properties.......................................................... A-12
  3.11 Environmental Matters............................................... A-12
  3.12 Loans; Allowance for Loan Losses.................................... A-13
  3.13 Tax Matters......................................................... A-13
  3.14 Employees; Compensation; Benefit Plans.............................. A-14
  3.15 Certain Contracts................................................... A-16
  3.16 Legal Proceedings; Regulatory Approvals............................. A-17
  3.17 Compliance with Laws; Filings....................................... A-17
  3.18 Brokers and Finders................................................. A-17
  3.19 Repurchase Agreements; Derivatives.................................. A-17
  3.20 Deposit Accounts.................................................... A-18
  3.21 Related Party Transactions.......................................... A-18
  3.22 Certain Information................................................. A-18
  3.23 Tax and Regulatory Matters.......................................... A-18
  3.24 State Takeover Laws; No Rights Plan................................. A-18
  3.25 Labor Relations..................................................... A-18
  3.26 No Right to Dissent................................................. A-19
  3.27 Fairness Opinion.................................................... A-19


                                                                            Page
                                                                            ----
ARTICLE IV
  REPRESENTATIONS AND WARRANTIES OF BB&T................................... A-19
  4.1 Capital Structure of BB&T............................................ A-19
  4.2 Organization, Standing and Authority of BB&T......................... A-19
  4.3 Authorized and Effective Agreement................................... A-19
  4.4 Organization, Standing and Authority of BB&T Subsidiaries............ A-20
  4.5 Securities Documents; Statements True................................ A-20
  4.6 Certain Information.................................................. A-20
  4.7 Tax and Regulatory Matters........................................... A-20
  4.8 Adverse Change....................................................... A-21
  4.9 Rights Agreement..................................................... A-21

ARTICLE V
  COVENANTS................................................................ A-21
  5.1 Premier Shareholder Meeting.......................................... A-21
  5.2 Registration Statement; Proxy Statement/Prospectus................... A-21
  5.3 Plan of Merger; Reservation of Shares................................ A-22
  5.4 Additional Acts...................................................... A-22
  5.5 Efforts to Consummate................................................ A-22
  5.6 Certain Accounting Matters, Lending Policies......................... A-22
  5.7 Access to Information................................................ A-23
  5.8 Press Releases....................................................... A-23
  5.9 Forbearances of Premier.............................................. A-23
  5.10 Employment Agreements............................................... A-25
  5.11 Affiliates.......................................................... A-25
  5.12 Section 401(k) Plan; Other Employee Benefits........................ A-25
  5.13 Directors and Officers Protection................................... A-26
  5.14 Forbearances of BB&T................................................ A-27
  5.15 Reports............................................................. A-27
  5.16 Exchange Listing.................................................... A-27
  5.17 Board of Directors.................................................. A-27
  5.18 Completion of Bank Mergers.......................................... A-28

ARTICLE VI
  CONDITIONS PRECEDENT..................................................... A-28
  6.1 Conditions Precedent--BB&T and Premier............................... A-28
  6.2 Conditions Precedent--Premier........................................ A-28
  6.3 Conditions Precedent--BB&T........................................... A-29

ARTICLE VII
  TERMINATION, DEFAULT, WAIVER AND AMENDMENT............................... A-30
  7.1 Termination.......................................................... A-30
  7.2 Effect of Termination................................................ A-31
  7.3 Survival of Representations, Warranties and Covenants................ A-31
  7.4 Waiver............................................................... A-31
  7.5 Amendment or Supplement.............................................. A-31
  7.6 Termination Fee...................................................... A-31

ARTICLE VIII
  MISCELLANEOUS............................................................ A-32
  8.1 Expenses............................................................. A-32

                                                                            Page
                                                                            ----
  8.2 Entire Agreement..................................................... A-32
  8.3 No Assignment........................................................ A-32
  8.4 Notices.............................................................. A-33
  8.5 Specific Performance................................................. A-33
  8.6 Captions............................................................. A-33
  8.7 Counterparts......................................................... A-34
  8.8 Governing Law........................................................ A-34


ANNEXES
  Annex A             Plan of Merger
  Annexes B-1 and B-2 Employment Agreements with Officers (omitted)
  Annex C             Matters to be Covered in Opinion of BB&T's Counsel (omitted)
  Annex D             Matters to be Covered in Opinion of Premier's Counsel (omitted)

                     AGREEMENT AND PLAN OF REORGANIZATION

  THIS AGREEMENT AND PLAN OF REORGANIZATION ("Agreement"), dated as of July 28, 1999, is by and between PREMIER BANCSHARES, INC. ("Premier"), a Georgia corporation having its principal office at Atlanta, Georgia, and BB&T CORPORATION ("BB&T"), a North Carolina corporation having its principal office at Winston-Salem, North Carolina;

                               R E C I T A L S:

  The parties believe it is in their respective best interests that Premier be merged with and into BB&T (said transaction being hereinafter referred to as the "Merger") pursuant to a plan of merger (the "Plan of Merger") substantially in the form attached as Annex A hereto, and the parties desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated hereby.

  Now, Therefore, in consideration of the premises and of the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE I

                                  Definitions

1.1 Definitions

  When used herein, the capitalized terms set forth below shall have the following meanings:

  "Affiliate" means, with respect to any Person, any Person, who directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person.

  "Articles of Merger" shall mean the Articles of Merger required to be filed with the office of the Secretary of State of North Carolina, as provided in
Section 55-11-05 of the NCBCA, and with the office of the Secretary of State of Georgia, as provided in Section 14-2-1105 of the GBCC.

  "Bank Holding Company Act" shall mean the Federal Bank Holding Company Act of 1956, as amended.

  "BB&T Common Stock" shall mean the shares of voting common stock, par value $5.00 per share, of BB&T, with rights attached issued pursuant to Rights Agreement dated December 17, 1996 between BB&T and Branch Banking and Trust Company, as Rights Agent, relating to BB&T's Series B Junior Participating Preferred Stock, $5.00 par value per share.

  "BB&T Subsidiaries" shall mean all bank Subsidiaries of BB&T at the Effective Time.

  "Business Day" shall mean all days other than Saturdays, Sundays and Federal Reserve holidays.

  "CERCLA" shall mean the Comprehensive Environmental Response Compensation and Liability Act, as amended (42 U.S.C. 9601 et seq.).

  "Code" shall mean the Internal Revenue Code of 1986, as amended.

  "Commission" shall mean the Securities and Exchange Commission.

  "CRA" shall mean the Community Reinvestment Act of 1977, as amended.

  "Disclosed" shall mean disclosed in the Premier Disclosure Memorandum, referencing the Section number herein pursuant to which such disclosure is being made.

  "Environmental Claim" means any notice from any governmental authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup or remediation costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from a violation of the Environmental Laws or the presence or release into the environment of any Hazardous Substances.

  "Environmental Laws" means all applicable federal, state and local laws and regulations, as amended, relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over and including common law in respect of, pollution or protection of the environment, including without limitation CERCLA, the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq., and other laws and regulations relating to emissions, discharges, releases, or threatened releases of any Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Substances.

  "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

  "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

  "FDIC" shall mean the Federal Deposit Insurance Corporation.

  "Federal Reserve Board" shall mean the Board of Governors of the Federal Reserve System.

  "Financial Advisors" shall mean Donaldson, Lufkin & Jenrette Securities Corporation and Brown, Burke Capital Partners, Inc.

  "Financial Statements" shall mean (a) with respect to BB&T, (i) the consolidated balance sheet (including related notes and schedules, if any) of BB&T as of December 31, 1998, 1997, and 1996, and the related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 1998, 1997, and 1996, as filed by BB&T in Securities Documents and (ii) the consolidated balance sheets of BB&T (including related notes and schedules, if any) and the related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) included in Securities Documents filed by BB&T with respect to periods ended subsequent to December 31, 1998, and (b) with respect to Premier, (i) the consolidated statements of financial condition (including related notes and schedules, if any) of Premier as of December 31, 1998, December 31, 1997 and December 31, 1996, and the related consolidated statements of income and retained earnings, and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 1998, December 31, 1997 and December 31, 1996 as filed by Premier in Securities Documents, (ii) the consolidated statements of financial condition of Premier (including related notes and schedules, if any) and the related consolidated statements of income and retained earnings, and cash flows (including related notes and schedules, if any) included in Securities Documents filed by Premier with respect to periods ended subsequent to December 31, 1998 and (iii) the Press Release of Premier dated June 21, 1999.

  "GAAP" shall mean generally accepted accounting principles applicable to financial institutions and their holding companies, as in effect at the relevant date.

  "GBCC" shall mean the Georgia Business Corporation Code, as amended.

  "Hazardous Substances" means any substance or material (i) identified as such in CERCLA; (ii) determined to be toxic, a pollutant or a contaminant under CERCLA or any other applicable federal, state or local statute, law, ordinance, rule or regulation, including but not limited to petroleum products; (iii) asbestos; and (iv) poly-chlorinated biphiphenyls.

  "IRS" shall mean the Internal Revenue Service.

  "Knowledge" shall mean, as used with respect to a Person (including references to such Person being aware of a particular matter), the personal knowledge after due inquiry of the chairman, president, chief financial officer, chief accounting officer, chief operating officer, chief credit officer, general counsel, any assistant or deputy general counsel, or any senior, executive or other vice president of such Person.

  "Material Adverse Effect" on BB&T or Premier shall mean an event, fact, change, or occurrence which, individually or together with any other event, fact, change or occurrence, (i) has a material adverse effect on the financial condition, results of operations, business or business prospects of BB&T and the BB&T Subsidiaries taken as a whole, or Premier and the Premier Subsidiaries taken as a whole, or (ii) materially impairs the ability of BB&T or Premier to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement; provided that "Material Adverse Effect" shall not be deemed to include the impact of
(a) actions and omissions of BB&T or Premier taken with the prior written consent of the other in contemplation of the transactions contemplated hereby and (b) the direct effects of compliance with this Agreement on the operating performance of the parties, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement or relating to any litigation or proceedings arising as a result of the Merger.

  "NCBCA" shall mean the North Carolina Business Corporation Act, as amended.

  "NYSE" shall mean the New York Stock Exchange, Inc.

  "Pending Acquisitions" shall mean, collectively, the proposed acquisitions by Premier of North Fulton Bancshares, Inc., Roswell, Georgia, Farmers & Merchants Bank, Summerville, Georgia and Bank Atlanta, Decatur, Georgia.

  "Person" shall mean any individual, corporation, partnership, limited liability company, joint venture, trust, association, unincorporated organization, agency, other entity or groups of entities, or governmental body.

  "Premier Common Stock" shall mean the shares of voting common stock, par value $1.00 per share, of Premier.

  "Premier Disclosure Memorandum" shall mean the written information in one or more documents, each of which is entitled "Premier Disclosure Memorandum" and dated and delivered by Premier to BB&T prior to the date of execution of this Agreement, and describing in reasonable detail the matters contained therein. Each disclosure made therein shall specifically reference each Section of this Agreement under which such disclosure is made and relevant. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced.

  "Premier Preferred Stock" shall mean the shares of nonvoting Series A Redeemable Preferred Stock, $60.00 par value, of Premier.

  "Premier Subsidiaries" shall mean Premier Bank, Premier Lending Corporation, PMB Holdings, Inc. and any and all other Subsidiaries of Premier as of the date hereof and any corporation, bank, savings association, or other organization acquired as a Subsidiary of Premier after the date hereof and held as a Subsidiary by Premier at the Effective Time.

  "Proxy Statement/Prospectus" shall mean the proxy statement and prospectus, together with any supplements or amendments thereto, to be sent to shareholders of Premier to solicit their votes in connection with a proposal to approve this Agreement and the Plan of Merger.

  "Registration Statement" shall mean the registration statement of BB&T as declared effective by the Commission under the Securities Act, including any post-effective amendments or supplements thereto as filed with the Commission under the Securities Act, with respect to the BB&T Common Stock to be issued in connection with the transactions contemplated by this Agreement.

  "Rights" shall mean warrants, options, rights, convertible securities and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests (other than rights pursuant to the Rights Agreement described under the definition of "BB&T Common Stock"), and stock appreciation rights, performance units and similar stock-based rights whether or not they obligate the issuer thereof to issue stock or other securities or to pay cash.

  "Securities Act" shall mean the Securities Act of 1933, as amended.

  "Securities Documents" shall mean all reports, proxy statements, registration statements and all similar documents filed, or required to be filed, pursuant to the Securities Laws, including but not limited to periodic and other reports filed pursuant to Section 13 of the Exchange Act.

  "Securities Laws" shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939 as amended; and the rules and regulations of the Commission promulgated thereunder.

  "Stock Option" shall mean, collectively, any option granted under the Stock Option Plans, or otherwise pursuant to any award or agreement, outstanding and unexercised on the date hereof to acquire shares of Premier Common Stock, aggregating 1,975,935 shares.

  "Stock Option Plans" shall mean the following plans maintained by Premier:
1997 Stock Option Plan, 1995 Stock Option Plan, 1993 Employee Stock Option Plan, Frederica Bank and Trust Directors Stock Option Plan, Amended and Restated Directors' Deferred Stock Unit Plan and Directors' Stock Option Plan and any stock option or other similar plans maintained by or for any of the institutions (or their Subsidiaries) party to the Pending Acquisitions and Disclosed.

  "Subsidiaries" shall mean all those corporations, associations, or other business entities of which the entity in question either owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent, but excluding equity securities owned or controlled in a fiduciary capacity or acquired through foreclosure or enforcement of any lien.

  "TILA" shall mean the Truth in Lending Act, as amended.

1.2 Terms Defined Elsewhere

  The capitalized terms set forth below are defined in the following sections:

     Agreement                 Introduction
     BB&T                      Introduction
     BB&T Option Plan          Section 2.9(a)
     Closing                   Section 2.4
     Closing Date              Section 2.4
     Closing Value             Section 2.7(b)
     Common Exchange Ratio     Section 2.7(a)
     Constituent Corporations  Section 2.1
     Effective Time            Section 2.3
     Employer Entity           Section 5.12(b)

     Indenture                     Section 2.10
     Merger                        Recitals
     Merger Consideration          Section 2.7(a)
     PBGC                          Section 3.14(b)(iv)
     Plan                          Section 3.14(b)(i)
     Plan of Merger                Recitals
     Preferred Exchange Ratio      Section 2.7(a)
     Premier                       Introduction
     Premier Acquisition Proposal  Section 7.1(g)
     Premier Capital Trust         Section 2.10
     Surviving Corporation         Section 2.1(a)
     Termination Fee               Section 7.6(a)
     Transferred Employee          Section 5.12(b)
     Trust Preferred               Section 2.10

                                  ARTICLE II

                                  The Merger

2.1 Merger

  BB&T and Premier are constituent corporations (the "Constituent
Corporations") to the Merger as contemplated by the NCBCA and the GBCC. At the Effective Time:

    (a) Premier shall be merged with and into BB&T in accordance with the terms of this Agreement and the applicable provisions of the NCBCA and the GBCC, with BB&T being the surviving corporate entity (hereinafter sometimes referred to as the "Surviving Corporation").

    (b) The separate existence of Premier shall cease and the Merger shall in all respects have the effect provided in Section 2.5.

    (c) The Articles of Incorporation of BB&T at the Effective Time shall become the Articles of Incorporation of the Surviving Corporation.

    (d) The Bylaws of BB&T at the Effective Time shall become the Bylaws of the Surviving Corporation.

2.2 Filing; Plan of Merger

  The Merger shall not become effective unless this Agreement and the Plan of Merger are duly approved by shareholders holding at least a majority of the shares of Premier Common Stock and Premier Preferred Stock, voting together as a single voting group. Upon fulfillment or waiver of the conditions specified in Article VI and provided that this Agreement has not been terminated pursuant to Article VII, the Constituent Corporations will cause the Articles of Merger to be executed and filed with the Secretary of State of North Carolina and the Secretary of State of Georgia, as provided in Section 55-11-05 of the NCBCA and Section 14-2-1105 of the GBCC, respectively. The Plan of Merger is attached hereto and incorporated herein by reference, and adoption of this Agreement by the Boards of Directors of the Constituent Corporations and approval by the shareholders of Premier shall constitute adoption and approval of the Plan of Merger.

2.3 Effective Time

  The Merger shall be effective at the day and hour specified in the Articles of Merger as filed as provided in Section 2.2 (herein sometimes referred to as the "Effective Time").

2.4 Closing

  The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Womble Carlyle Sandridge & Rice, PLLC, Winston-Salem, North Carolina, at 10:00 a.m., or such other place as BB&T and Premier may agree, on the date designated by BB&T which is within thirty days following the satisfaction of the conditions to Closing set forth in Article VI (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing), or such later date as the parties may otherwise agree (the "Closing Date").

2.5 Effect of Merger

  From and after the Effective Time, the separate existence of Premier shall cease, and the Surviving Corporation shall thereupon and thereafter, possess all of the rights, privileges, immunities and franchises, of a public as well as a private nature, of each of the Constituent Corporations; and all property, real, personal and mixed, and all debts due on whatever account, and all other choses in action, and each and every other interest of or belonging to or due to each of the Constituent Corporations shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate or any interest therein vested in either of the Constituent Corporations shall not revert or be in any way impaired by reason of the Merger. The Surviving Corporation shall thenceforth be responsible for all the liabilities, obligations and penalties of each of the Constituent Corporations; and any claim, existing action or proceeding, civil or criminal, pending by or against either of the Constituent Corporations may be prosecuted as if the Merger had not taken place, or the Surviving Corporation may be substituted in its place; and any judgment rendered against either of the Constituent Corporations may be enforced against the Surviving Corporation. Neither the rights of creditors nor any liens upon the property of either of the Constituent Corporations shall be impaired by reason of the Merger.

2.6 Further Assurances

  If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other actions are necessary, desirable or proper to vest, perfect or confirm of record or otherwise, in the Surviving Corporation, the title to any property or rights of the Constituent Corporations acquired or to be acquired by reason of, or as a result of, the Merger, the Constituent Corporations agree that such Constituent Corporations and their proper officers and directors shall and will execute and deliver all such proper deeds, assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise to carry out the purpose of this Agreement, and that the proper officers and directors of the Surviving Corporation are fully authorized and directed in the name of the Constituent Corporations or otherwise to take any and all such actions.

2.7 Merger Consideration

  (a) As used herein, the term "Merger Consideration" shall mean the portion of a share of BB&T Common Stock to be exchanged for each share of Premier Common Stock and the number of shares of BB&T Common Stock to be exchanged for each share of Premier Preferred Stock issued and outstanding as of the Effective Time and cash (without interest) to be payable in exchange for any fractional share of BB&T Common Stock which would otherwise be distributable to a Premier shareholder as provided in Section 2.7(b). The portion of a share of BB&T Common Stock to be issued for each issued and outstanding share of Premier Common Stock (the "Common Exchange Ratio") shall be .5155. The number of shares of BB&T Common Stock (computed to the nearest ten thousandth of a share) to be issued for each issued and outstanding share of Premier Preferred Stock (the "Preferred Exchange Ratio") shall equal the quotient of $60.00 divided by the Closing Value (as defined in Section 2.7(b)).

  (b) The amount of cash payable with respect to any fractional share of BB&T Common Stock shall be determined by multiplying the fractional part of such share by the Closing Value. The "Closing Value" shall mean the average closing price per share of BB&T Common Stock on the NYSE Composite Transaction List (as reported by The Wall Street Journal--Eastern Edition) for the five trading days (determined by excluding days on which the NYSE is closed) ending on the calendar day preceding the Effective Time.

2.8 Conversion of Shares; Payment of Merger Consideration

  (a) At the Effective Time, by virtue of the Merger and without any action on the part of Premier or the holders of record of Premier Common Stock or Premier Preferred Stock, each share of Premier Common Stock and each share of Premier Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent the right to receive, upon surrender of the certificate representing such share of Premier Common Stock or Premier Preferred Stock (as provided in subsection (d) below), the Merger Consideration.

  (b) Each share of BB&T Common Stock issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding.

  (c) Until surrendered, each outstanding certificate which prior to the Effective Time represented one or more shares of Premier Common Stock or Premier Preferred Stock shall be deemed upon the Effective Time for all purposes to represent only the right to receive the Merger Consideration and any declared and unpaid dividends (in the case of Premier Common Stock) or accrued and unpaid dividends (in the case of Premier Preferred Stock). No interest will be paid or accrued on any cash payable for fractional shares as part of the Merger Consideration (or on any dividend or other distribution) upon the surrender of the certificate or certificates representing shares of Premier Common Stock or Premier Preferred Stock. With respect to any certificate for Premier Common Stock or Premier Preferred Stock that has been lost or destroyed, BB&T shall pay the Merger Consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity as required in accordance with BB&T's standard policy, and evidence reasonably satisfactory to BB&T of ownership of the shares represented thereby. Upon and after the Effective Time, Premier's transfer books shall be closed and no transfer of the shares of Premier Common Stock or Premier Preferred Stock outstanding immediately prior to the Effective Time shall be made.

  (d) Promptly after the Effective Time, BB&T shall cause to be delivered or mailed to each Premier shareholder a form of letter of transmittal and instructions for use in effecting the surrender of the certificates which, immediately prior to the Effective Time, represented any shares of Premier Common Stock or Premier Preferred Stock. Upon proper surrender of such certificates or other evidence of ownership meeting the requirements of
Section 2.8(c), together with such letter of transmittal duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably requested, BB&T shall promptly cause the transfer to the persons entitled thereto of the Merger Consideration and any declared and unpaid dividends (in the case of Premier Common Stock) or accrued and unpaid dividends (in the case of Premier Preferred Stock).

  (e) The Surviving Corporation shall pay any dividends or other distributions with a record date prior to the Effective Time which have been declared or made by Premier in respect of shares of Premier Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time, subject to compliance by Premier with Section 5.9(b). At the time of the Closing and incident thereto, Premier shall pay a per share dividend in respect of shares of Premier Preferred Stock for the calendar year in which the Closing Date occurs equal to the product of $4.80 times a fraction, the numerator of which is the number of days in the calendar year through the Closing Date and the denominator of which is the number of days in such calendar year. Such payment shall constitute the sole right of the holders of the Premier Preferred Stock to a dividend with respect to such Premier Preferred Stock for such calendar year. To the extent permitted by law, former shareholders of record of Premier shall be entitled to vote after the Effective Time at any meeting of BB&T shareholders the number of whole shares of BB&T Common Stock into which their respective shares of Premier Common Stock or Premier Preferred Stock are converted, regardless of whether such holders have exchanged their certificates representing Premier Common Stock or Premier Preferred Stock for certificates representing BB&T Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by BB&T on the BB&T Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of BB&T Common

Stock issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of BB&T Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing Premier Common Stock or Premier Preferred Stock until such holder surrenders such certificate for exchange as provided in this
Section 2.8. Upon surrender of such certificate, both the BB&T Common Stock certificate and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to the shares of Premier Common Stock or Premier Preferred Stock represented by such certificate.

2.9 Conversion of Stock Options

  (a) At the Effective Time, each Stock Option then outstanding (and which, by its terms existing as of the date hereof, does not lapse on or before the Effective Time), whether or not then exercisable, shall be converted into and become rights with respect to BB&T Common Stock, and BB&T shall assume each Stock Option in accordance with the terms of the Stock Option Plans or in accordance with the terms of the award or agreement governing such Stock Option, except that from and after the Effective Time (i) BB&T and its Compensation Committee shall be substituted for Premier and Premier's Compensation Committee administering the Stock Option Plans, (ii) each Stock Option assumed by BB&T may be exercised solely for shares of BB&T Common Stock, (iii) the number of shares of BB&T Common Stock subject to each such Stock Option shall be the number of whole shares of BB&T (omitting any fractional share) determined by multiplying the number of shares of Premier Common Stock subject to such Stock Option immediately prior to the Effective Time by the Common Exchange Ratio, and (iv) the per share exercise price under each such Stock Option shall be adjusted by dividing the per share exercise price under each such Stock Option by the Common Exchange Ratio and rounding up to the nearest cent. Notwithstanding the foregoing, BB&T may at its election substitute as of the Effective Time options under the BB&T Corporation 1995 Omnibus Stock Incentive Plan or any other duly adopted comparable plan (in either case, the "BB&T Option Plan") for all or a part of the Stock Options, subject to the following conditions: (A) the requirements of (iii) and (iv) above shall be met; (B) such substitution shall not constitute a modification, extension or renewal (within the meaning of Section 424(h) of the Code) of any of the Stock Options which are incentive stock options; and (C) the substituted options shall continue in effect on the same terms and conditions as provided in the Stock Options and the Stock Option Plans. Each grant of a converted or substitute option to any individual who subsequent to the Merger will be a director or officer of BB&T as construed under Commission Rule 16b-3 shall, as a condition to such conversion or substitution, be approved in accordance with the provisions of Rule 16b-3. Each Stock Option which is an incentive stock option shall be adjusted as required by Section 424 of the Code, and the Regulations promulgated thereunder, so as to continue as an incentive stock option under Section 424(a) of the Code, and so as not to constitute a modification, extension, or renewal of the option within the meaning of Section 424(h) of the Code. BB&T and Premier agree to take all necessary steps to effectuate the foregoing provisions of this Section 2.9. BB&T has reserved and shall continue to reserve adequate shares of BB&T Common Stock for delivery upon exercise of any converted or substitute options. As soon as practicable after the Effective Time, if it has not already done so, BB&T shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of BB&T Common Stock subject to converted or substitute options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such converted or substitute options remain outstanding. With respect to those individuals, if any, who subsequent to the Merger may be subject to the reporting requirements under Section 16(a) of the Exchange Act, BB&T shall administer the Stock Option Plans assumed pursuant to this Section 2.9 (or the BB&T Option Plan, if applicable) in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent necessary to preserve for such individuals the benefits of Rule 16b-3 to the extent such benefits were available to them prior to the Effective Time. Premier hereby represents that the Stock Option Plans in their current forms comply with Rule 16b-3 to the extent, if any, required as of the date hereof.

  (b) As soon as practicable following the Effective Time, BB&T shall deliver to the participants receiving converted options under the BB&T Option Plan an appropriate notice setting forth such participant's rights pursuant thereto.

2.10 Assumption of Trust Preferred Obligations

  BB&T acknowledges that Premier's affiliate, Premier Capital Trust I ("Premier Capital Trust") holds 9.00% Trust Preferred Securities (the "Trust Preferred") issued by Premier pursuant to an Indenture (the "Indenture") between Premier and State Street Bank and Trust Company, as trustee, dated as of November 13, 1997. BB&T shall upon the Effective Time expressly assume all of Premier's obligations under the Indenture (including, without limitation, being substituted for Premier) and execute any and all documents, instruments and agreements, including any supplemental indentures, required by Article XII of the Indenture or the Trust Preferred and thereafter shall perform all of Premier's obligations with respect to the Trust Preferred Securities.

2.11 Merger of Subsidiaries

  In the event that BB&T shall request, Premier shall take such actions, and shall cause the Premier Subsidiaries to take such actions, as may be required in order to effect, as soon as practicable after the Effective Time, the merger of one or more of the Premier Subsidiaries with and into, in each case, one of the BB&T Subsidiaries. Such mergers shall be subject to the condition that the Merger has been completed and shall automatically be terminated in the event this Agreement is terminated.

2.12 Anti-Dilution

  In the event BB&T changes the number of shares of BB&T Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend or other similar recapitalization, and the record date thereof (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Common Exchange Ratio and the Preferred Exchange Ratio shall be proportionately adjusted.

2.13 Dissenting Shares

  Any holder of shares of Premier Preferred Stock who shall have exercised rights to dissent with respect to the Merger in accordance with the GBCC and who has properly exercised such shareholder's rights to demand payment of the "fair value" of the shareholder's shares (the "Dissenting Shares") as provided in the GBCC (the "Dissenting Shareholder") shall thereafter have only such rights, if any, as are provided a Dissenting Shareholder in accordance with the GBCC and shall have no rights to receive the Merger Consideration under Sections 2.7 and 2.8 (provided, that nothing contained herein shall limit such Dissenting Shareholder's rights to the payment of all accrued and unpaid dividends); provided, however, that if a Dissenting Shareholder shall withdraw (in accordance with the GBCC) the demand for such appraisal or shall become ineligible for such appraisal, then such Dissenting Shareholder's Dissenting Shares automatically shall cease to be Dissenting Shares and shall be converted into and represent only the right to receive from the Surviving Corporation, upon surrender of the certificate representing the Dissenting Shares, the Merger Consideration provided for in Section 2.7 and accrued and unpaid dividends as provided in Section 2.8(c) and Section 2.8(e).

                                  ARTICLE III

                   Representations and Warranties of Premier

  Except as Disclosed, Premier represents and warrants to BB&T as follows (the representations and warranties herein of Premier are made subject to the applicable standard set forth in Section 6.3(a), and no such representation or warranty shall be deemed to be inaccurate unless the inaccuracy would permit BB&T to refuse to consummate the Merger under such applicable standard):

3.1 Capital Structure

  The authorized capital stock of Premier consists of 60,000,000 shares of Premier Common Stock and 2,000,000 shares of Premier Preferred Stock. Premier has 26,128,000 shares of Premier Common Stock issued and outstanding and 40,770 shares of Premier Preferred Stock issued and outstanding. No other classes of capital stock of Premier, common or preferred, are authorized, issued or outstanding; provided, however, that Premier Capital Trust has issued and outstanding 9.00% Cumulative Trust Preferred Securities with an aggregate liquidation amount of $28.75 million. All outstanding shares of Premier Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock have been reserved for any purpose, except for (i)shares of Premier Common Stock reserved in connection with the Stock Option Plans, and (ii) 5,921,666* shares of Premier Common Stock to be issued in consummating the Pending Acquisitions (including Premier options to be issued incident to such transactions). Premier has granted options to acquire 1,975,935 shares of Premier Common Stock under the Stock Option Plans or outstanding agreements and awards, which options remain outstanding as of the date hereof. Except as set forth in this Section 3.1, there are no Rights authorized, issued or outstanding with respect to, nor are there any agreements, understandings or commitments relating to the right of any Premier shareholder to own, to vote or to dispose of, the capital stock of Premier. Holders of Premier Common Stock do not have preemptive rights.

3.2 Organization, Standing and Authority

  Premier is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia, with full corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets. Premier is not required to be qualified to do business in any other state of the United States or foreign jurisdiction.

3.3 Ownership of Subsidiaries

  Section 3.3 of the Premier Disclosure Memorandum lists all of the Premier Subsidiaries and, with respect to each, its jurisdiction of organization, jurisdictions in which it is qualified or otherwise licensed to conduct business, the number of shares or ownership interests owned by Premier (directly or indirectly), the percentage ownership interest so owned by Premier and its business activities. The outstanding shares of capital stock of the Premier Subsidiaries are validly issued and outstanding, fully paid and nonassessable (except pursuant to state and federal laws applicable to depository institutions, including 12 U.S.C. 55), and all such shares are directly or indirectly owned by Premier free and clear of all liens, claims and encumbrances or preemptive rights of any person other than Premier or a Premier Subsidiary. No Rights are authorized, issued or outstanding with respect to the capital stock of the Premier Subsidiaries, and there are no agreements, understandings or commitments obligating Premier to issue, to vote or to dispose of capital stock or other equity interests of the Premier Subsidiaries. None of the shares of capital stock of the Premier Subsidiaries have been issued in violation of the preemptive rights of any person. Neither Premier nor any Premier Subsidiary owns 5% or more of the voting capital stock or other voting securities or voting ownership interests of any corporation, partnership, joint venture, or other organization (other than the Premier Subsidiaries).

3.4 Organization, Standing and Authority of the Subsidiaries

  Each Premier Subsidiary which is a depository institution is a Georgia chartered bank with its deposits insured by the FDIC. Each of the Premier Subsidiaries is validly existing and in good standing under the laws of its jurisdiction of organization. Each of the Premier Subsidiaries has full power and authority to carry on its business as now conducted. Each Premier Subsidiary is in good standing in the States of the United States and foreign jurisdictions where the character of its assets or the nature or conduct of its business requires it to be qualified or licensed to transact business as a foreign corporation. No Premier Subsidiary is engaged in any type of nonbanking or nonmortgage activities that have not been Disclosed.

--------
*Premier has reserved an additional 252,945 shares which a re subject to issuance pursuant to Section 3.1(d) of the Agreement and Plan of Reorganization between Premier, PMB Acquisition Corp. II and Bank Atlanta dated May 20, 1999, if the conditions set forth in such Section are met.

3.5 Authorized and Effective Agreement

  (a) Premier has all requisite corporate power and authority to enter into and (subject to receipt of all necessary governmental and regulatory approvals and the receipt of approval of the Premier shareholders of this Agreement and the Plan of Merger) to perform all of its obligations under this Agreement. The execution and delivery of this Agreement and the Articles of Merger (including the Plan of Merger incorporated by reference therein), and consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action, except, in the case of this Agreement and the Plan of Merger, the approval of the Premier shareholders to the extent required by applicable law and the rules and regulations of the NYSE. This Agreement and the Plan of Merger constitute legal, valid and binding obligations of Premier, and each is enforceable against Premier in accordance with its terms and conditions, in each such case subject to (i) bankruptcy, fraudulent transfer, insolvency, moratorium, reorganization, conservatorship, receivership, or other similar laws from time to time in effect relating to or affecting the enforcement of the rights of creditors of FDIC-insured institutions or the enforcement of creditors' rights generally; and (ii) general principles of equity (whether applied in a court of law or in equity).

  (b) Neither the execution and delivery of this Agreement or the Articles of Merger, nor consummation of the transactions contemplated hereby or thereby, nor compliance by Premier with any of the provisions hereof or thereof, shall
(i) conflict with or result in a breach of any provision of the Articles of Incorporation or bylaws of Premier or any Premier Subsidiary, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of Premier or any Premier Subsidiary pursuant to, any note, bond, mortgage, indenture, license, permit, contract, agreement or other instrument or obligation, or (iii) subject to receipt of all required governmental or regulatory approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Premier or any Premier Subsidiary.

  (c) Other than in connection or compliance with the provisions of the federal securities laws, applicable state corporate and securities laws and the rules of the NYSE, and other than consents and approvals required from governmental or regulatory authorities (as provided in Section 5.4(b)), and other than notices to or filings with the Internal Revenue Service or the PBGC with respect to any employee benefit plans, or under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, no notice to, filing with, or consent or approval of, any public body or authority is necessary for the consummation by Premier of the Merger and the other transactions contemplated by this Agreement.

3.6 Securities Filings; Financial Statements; Statements True

  (a) Premier has timely filed all Securities Documents required by the Securities Laws to be filed since December 31, 1995. Premier has Disclosed or made available to BB&T a true and complete copy of each Securities Document filed by Premier with the Commission after December 31, 1995 and prior to the date hereof, which are all of the Securities Documents that Premier was required to file during such period. At the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such filing), such Securities Documents complied with the Securities Laws as then in effect and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

  (b) The Financial Statements of Premier fairly present or will fairly present, as the case may be, the consolidated financial position of Premier and the Premier Subsidiaries as of the dates indicated and the consolidated statements of income and retained earnings, changes in shareholders' equity and statements of cash flows for the periods then ended (subject, in the case of unaudited interim statements, to the absence of notes and to normal year-end audit adjustments that are not material in amount or effect) in conformity with GAAP applied on a consistent basis, except as may be indicated in the notes applicable thereto.

  (c) No statement, certificate, instrument or other writing furnished or to be furnished hereunder by Premier or any Premier Subsidiary to BB&T contains or will contain any untrue statement of a material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.7 Minute Books

  The minute books of Premier and each of the Premier Subsidiaries contain or will contain at Closing accurate records of all meetings and other corporate actions of their respective shareholders and Boards of Directors (including committees of the Board of Directors), and the signatures contained therein are the true signatures of the persons whose signatures they purport to be.

3.8 Adverse Change

  Since December 31, 1998, Premier and the Premier Subsidiaries have not incurred any liability, whether accrued, absolute or contingent, except as disclosed in the most recent Premier Financial Statements, or entered into any transactions with Affiliates (or any Affiliate of an Affiliate that is natural person), other than between or among Premier and Premier Subsidiaries, in each case other than in the ordinary course of business consistent with past practices, nor has there been any adverse change or any fact or event involving a prospective adverse change in the business, financial condition, results of operations or business prospects of Premier or any of the Premier Subsidiaries.

3.9 Absence of Undisclosed Liabilities

  All liabilities (including contingent liabilities) of Premier and the Premier Subsidiaries are disclosed in the most recent Financial Statements of Premier or are normally recurring business obligations incurred in the ordinary course of its business since the date of Premier's most recent Financial Statements.

3.10 Properties

  (a) Premier and the Premier Subsidiaries have good and marketable title, free and clear of all liens, encumbrances, charges, defaults or equitable interests, to all of the properties and assets, real and personal, tangible and intangible, reflected in the Financial Statements of Premier as of December 31, 1998 or acquired after such date, except for (i) liens, encumbrances, charges and equitable interests identified in the Premier Financial Statements, (ii) liens for current taxes not yet due and payable,
(iii) pledges to secure deposits, repurchase agreements and federal funds purchased and other liens incurred in the ordinary course of Premier's banking and mortgage banking businesses, (iv) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent and (v) dispositions and encumbrances for reasonably adequate consideration in the ordinary course of business.

  (b) All leases and licenses pursuant to which Premier or any Premier Subsidiary, as lessee or licensee, leases or licenses rights to real or personal property are valid and enforceable in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or other laws affecting the enforcement of creditors' rights generally and except for general principles of equity (whether applied in a court or law or in equity).

3.11 Environmental Matters

  (a) Premier and the Premier Subsidiaries are and at all times have been in compliance with all Environmental Laws. Neither Premier nor any Premier Subsidiary has received any communication alleging that Premier or the Premier Subsidiary is not in such compliance, and, to the Knowledge of Premier, there are no present circumstances that would prevent or interfere with the continuation of such compliance.

  (b) There are no Environmental Claims, neither Premier nor any Premier Subsidiary has received notice of any pending Environmental Claims, and, to the Knowledge of Premier, there are no conditions or facts existing which are reasonably likely to result in legal, administrative, arbitral or other proceedings asserting

Environmental Claims or governmental investigations of any nature seeking to impose, or that could result in the imposition of, liability arising under any Environmental Laws upon (i) Premier or any Premier Subsidiary, (ii) any person or entity whose liability for any Environmental Claim Premier or any Premier Subsidiary has or may have retained or assumed, either contractually or by operation of law, (iii) any real or personal property owned or leased by Premier or any Premier Subsidiary, or any real or personal property which Premier or any Premier Subsidiary has or is judged to have managed or supervised or participated in the management of, or (iv) any real or personal property in which Premier or any Premier Subsidiary holds a security interest securing a loan recorded on the books of Premier or any Premier Subsidiary. Neither Premier nor any Premier Subsidiary is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any liability on Premier or a Premier Subsidiary under any Environmental Laws.

  (c) Premier and the Premier Subsidiaries are in compliance with all recommendations contained in any environmental audits, analyses and surveys received by Premier relating to all real and personal property owned or leased by Premier or any Premier Subsidiary and all real and personal property of which Premier or any Premier Subsidiary has or is judged to have managed or supervised or participated in the management of.

  (d) To the Knowledge of Premier, there are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws, against Premier or any Premier Subsidiary or against any person or entity whose liability for any Environmental Claim Premier or any Premier Subsidiary has or may have retained or assumed, either contractually or by operation of law.

3.12 Loans; Allowance for Loan Losses

  (a) All of the loans on the books of Premier and the Premier Subsidiaries are valid and properly documented and were made in the ordinary course of business, and the security therefor, if any, is valid and properly perfected. Neither the terms of such loans, nor any of the loan documentation, nor the manner in which such loans have been administered and serviced, nor Premier's procedures and practices of approving or rejecting loan applications, violates any federal, state or local law, rule, regulation or ordinance applicable thereto, including, without limitation, the TILA, Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit Opportunity Act, as amended, and state laws, rules and regulations relating to consumer protection, installment sales and usury.

  (b) In the good faith opinion of the management of Premier, the allowances for loan losses reflected on the consolidated balance sheets included in the Financial Statements of Premier are adequate as of their respective dates under the requirements of GAAP and applicable regulatory requirements and guidelines.

3.13 Tax Matters

  (a) Premier and the Premier Subsidiaries and each of their predecessors have timely filed (or requests for extensions have been timely filed and any such extensions either are pending or have been granted and have not expired) all federal, state and local (and, if applicable, foreign) tax returns required by applicable law to be filed by them (including, without limitation, estimated tax returns, income tax returns, information returns, and withholding and employment tax returns) and have paid, or where payment is not required to have been made, have set up an appropriate reserve or accrual for the payment of, all taxes required to be paid in respect of the periods covered by such returns and, as of the Effective Time, will have paid, or where payment is not required to have been made, will have set up an appropriate reserve or accrual for the payment of, all taxes for any subsequent periods ending on or prior to the Effective Time. Neither Premier nor any Premier Subsidiary has or will have any liability for any such taxes in excess of the amounts so paid or reserves or accruals so established. Premier and the Premier Subsidiaries have paid, or where payment is not required to have been made have set up an adequate reserve or accrual for payment of, all taxes required to be paid or accrued for the preceding or current fiscal year for which a return is not yet due.

  (b) All federal, state and local (and, if applicable, foreign) tax returns filed by Premier and the Premier Subsidiaries are complete and accurate. Neither Premier nor any Premier Subsidiary is delinquent in the payment of any tax, assessment or governmental charge. No deficiencies for any tax, assessment or governmental charge have been proposed, asserted or assessed (tentatively or otherwise) against Premier or any Premier Subsidiary which have not been settled and paid. There are currently no agreements in effect with respect to Premier or any Premier Subsidiary to extend the period of limitations for the assessment or collection of any tax. No audit examination or deficiency or refund litigation with respect to such returns is pending.

  (c) Deferred taxes have been provided for in accordance with GAAP consistently applied.

  (d) Neither Premier nor any of the Premier Subsidiaries is a party to any tax allocation or sharing agreement or has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was Premier or a Premier subsidiary) or has any liability for taxes of any person (other than Premier and the Premier Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor or by contract or otherwise.

  (e) Each of Premier and the Premier Subsidiaries is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and tax withholding requirements under federal, state, and local tax laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

  (f) Neither Premier nor any of the Premier Subsidiaries has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Code.

3.14 Employees; Compensation; Benefit Plans

  (a) Compensation. Premier has Disclosed a complete and correct list of the name, age, position, rate of compensation and any incentive compensation arrangements, bonuses or commissions or fringe or other benefits, whether payable in cash or in kind, of each person to whom Premier or any Premier Subsidiary pays or provides, or has an obligation, agreement (written or unwritten), policy or practice of paying or providing, retirement, health or welfare benefits of any kind or description whatsoever for reasons other than service as an employee of Premier or a Premier Subsidiary (including, without limitation, directors, shareholders, independent contractors, consultants and agents).

  (b) Employee Benefit Plans.

    (i) Premier has Disclosed an accurate and complete list of all Plans, as defined below, contributed to, maintained or sponsored by Premier or any Premier Subsidiary, to which Premier or any Premier Subsidiary is obligated to contribute or has any liability or potential liability, whether direct or indirect, including all Plans contributed to, maintained or sponsored by each member of the controlled group of corporations, within the meaning of Sections 414(b), 414(c), 414(m) and 414(o) of the Code, of which Premier or any Premier Subsidiary is a member. For purposes of this Agreement, the term "Plan" shall mean a plan, arrangement, agreement or program described in the foregoing provisions of this Section 3.14(b)(i) and which is: (A) a profit-sharing, deferred compensation, bonus, stock option, stock purchase, pension, retainer, consulting, retirement, severance, welfare or incentive plan, agreement or arrangement, whether or not funded and whether or not terminated, (B) an employment agreement, (C) a personnel policy or fringe benefit plan, policy, program or arrangement providing for benefits or perquisites to current or former employees, officers, directors or agents, whether or not funded, and whether or not terminated, including, without limitation, benefits relating to automobiles, clubs, vacation, child care, parenting, sabbatical, sick leave, severance, medical, dental, hospitalization, life insurance and other types of insurance, or (D) any other employee benefit plan as defined in Section 3(3) of ERISA, whether or not funded and whether or not terminated.

    (ii) Neither Premier nor any Premier Subsidiary contributes to, has an obligation to contribute to or otherwise has any liability or potential liability with respect to (A) any multiemployer plan as defined in Section 3(37) of ERISA, (B) any plan of the type described in Sections 4063 and 4064 of ERISA or in Section 413 of the Code (and regulations promulgated thereunder), or (C) any plan which provides health, life insurance, accident or other "welfare-type" benefits to current or future retirees or former employees or directors, their spouses or dependents, other than in accordance with Section 4980B of the Code or applicable state continuation coverage law.

    (iii) None of the Plans obligates Premier or any Premier Subsidiary to pay separation, severance, termination or similar-type benefits solely as a result of any transaction contemplated by this Agreement or solely as a result of a "change in control," as such term is used in Section 280G of the Code (and regulations promulgated thereunder).

    (iv) Each Plan, and all related trusts, insurance contracts and funds, has been maintained, funded and administered in compliance in all respects with its own terms and in compliance in all respects with all applicable laws and regulations, including but not limited to ERISA and the Code. No actions, suits, claims, complaints, charges, proceedings, hearings, examinations, investigations, audits or demands with respect to the Plans (other than routine claims for benefits) are pending or, to Premier's Knowledge, threatened, and there are no facts which are reasonably likely to give rise to any actions, suits, claims, complaints, charges, proceedings, hearings, examinations, investigations, audits or demands. No Plan that is subject to the funding requirements of Section 412 of the Code or Section 302 of ERISA has incurred any "accumulated funding deficiency" as such term is defined in such Sections of ERISA and the Code, whether or not waived, and each Plan currently meets the funding standards required under Title I of ERISA and Section 412 of the Code. No liability to the Pension Benefit Guaranty Corporation ("PBGC") (except for routine payment of premiums) has been or is expected to be incurred with respect to any Plan that is subject to Title IV of ERISA, no reportable event (as such term is defined in Section 4043 of ERISA) for which the PBGC has not waived notice has occurred with respect to any such Plan, and the PBGC has not commenced or threatened the termination of any Plan. None of the assets of Premier or any Premier Subsidiary is the subject of any lien arising under
  Section 302(f) of ERISA or Section 412(n) of the Code, neither Premier nor any Premier Subsidiary has been required to post any security pursuant to
  Section 307 of ERISA or Section 401(a)(29) of the Code, and there are no facts which are reasonably likely to give rise to such lien or such posting of security. No event has occurred and no condition exists that would subject Premier or any Premier Subsidiary to any tax under Sections 4971, 4972, 4976, 4977 or 4979 of the Code or to a fine or penalty under Section 502(c) of ERISA.

    (v) Each Plan that is intended to be qualified under Section 401(a) of the Code, and each trust (if any) forming a part thereof, has received a favorable determination letter from the IRS as to the qualification under the Code of such Plan and the tax exempt status of such related trust or is still within the remedial amendment period following its adoption, and nothing has occurred since the date of such determination letter that is reasonably likely to affect adversely the qualification of such Plan or the tax exempt status of such related trust.

    (vi) No underfunded "defined benefit plan" (as such term is defined in Section 3(35) of ERISA) has been, during the five years preceding the Closing Date, transferred out of the controlled group of corporations (within the meaning of Sections 414(b), (c), (m) and (o) of the Code) of which Premier or any Premier Subsidiary is a member or was a member during such five-year period.

    (vii) As of December 31, 1998, the fair market value of the assets of each Plan that is a tax qualified defined benefit plan equaled or exceeded, and as of the Closing Date will equal or exceed, the present value of all vested and nonvested liabilities thereunder determined in accordance with reasonable actuarial methods, factors and assumptions applicable to a defined benefit plan on an ongoing basis. With respect to each Plan that is subject to the funding requirements of Section 412 of the Code and Section 302 of ERISA, all required contributions for all periods ending prior to or as of the Closing Date (including periods from the first day of the then-current plan year to the Closing Date and including all quarterly contributions required in accordance with Section 412(m) of the Code) shall have been made. With respect to each other

  Plan, all required payments, premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Closing Date shall have been made. No tax qualified Plan has any unfunded liabilities.

    (viii) No prohibited transaction (which shall mean any transaction prohibited by Section 406 of ERISA and not exempt under Section 408 of ERISA or Section 4975 of the Code, whether by statutory, class or individual exemption) has occurred with respect to any Plan which would result in the imposition, directly or indirectly, of any excise tax, penalty or other liability under Section 4975 of the Code or Section 409 or 502(i) of ERISA. Neither Premier nor, to the Knowledge of Premier, any Premier Subsidiary, any trustee, administrator or other fiduciary of any Plan, or any agent of any of the foregoing has engaged in any transaction or acted or failed to act in a manner that could subject Premier or any Premier Subsidiary to any liability for breach of fiduciary duty under ERISA or any other applicable law.

    (ix) With respect to each Plan, all reports and information required to be filed with any government agency or distributed to Plan participants and their beneficiaries have been duly and timely filed or distributed.

    (x) Premier and each Premier Subsidiary has been and is presently in compliance with all of the requirements of Section 4980B of the Code.

    (xi) Neither Premier nor any Premier Subsidiary has a liability as of December 31, 1998 under any Plan that, to the extent disclosure is required under GAAP, is not reflected on the consolidated balance sheet included in the Financial Statements of Premier as of December 31, 1998 or otherwise Disclosed.

    (xii) Neither the consideration nor implementation of the transactions contemplated under this Agreement will increase (A) Premier's or any Premier Subsidiary's obligation to make contributions or any other payments to fund benefits accrued under the Plans as of the date of this Agreement or (B) the benefits accrued or payable with respect to any participant under the Plans (except to the extent benefits may be deemed increased by accelerated vesting, accelerated allocation of previously unallocated Plan assets or by the conversion of all stock options in accordance with Section
  2.9 hereof).

    (xiii) With respect to each Plan, Premier has Disclosed or made available to BB&T, true, complete and correct copies of (A) all documents pursuant to which the Plans are maintained, funded and administered, including summary plan descriptions, (B) the three most recent annual reports (Form 5500 series) filed with the IRS (with attachments), (C) the three most recent actuarial reports, if any, (D) the three most recent financial statements,
  (E) all governmental filings for the last three years, including, without limitation, excise tax returns and reportable events filings, and (F) all governmental rulings, determinations, and opinions (and pending requests for governmental rulings, determinations, and opinions) during the past three years.

    (xiv) Each of the Plans as applied to Premier and any Premier Subsidiary may be amended or terminated at any time by action of Premier's Board of Directors, or such Premier's Subsidiary's Board of Directors, as the case may be, or a committee of such Board of Directors or duly authorized officer, in each case subject to the terms of the Plan and compliance with applicable laws and regulations (and limited, in the case of multiemployer plans, to termination of the participation of Premier or a Premier Subsidiary thereunder).

3.15 Certain Contracts

  With respect to each contract of Premier and the Premier Subsidiaries, and except as disclosed in the most recent of the Premier Financial Statements:
(i) the contract is in full force and effect; (ii) neither Premier nor any Premier Subsidiary is in default thereunder; (iii) neither Premier nor any Premier Subsidiary has repudiated or waived any provision of any such contract; and (iv) to the Knowledge of Premier, no other party to any such contract is in default in any respect or has repudiated any provision thereunder. Premier has Disclosed each agreement, arrangement or commitment, written or oral, relating to the employment of a consultant, independent contractor or agent, or the employment, election or retention in office of any present or former director or officer, which cannot be terminated within less than 30 days after the Closing Date by Premier or any Premier Subsidiary (without payment of any penalty or cost), or that provides benefits which are contingent, or the application of which is altered, upon the occurrence of a transaction involving Premier of the nature contemplated by this Agreement, and each agreement or plan, written or oral, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

3.16 Legal Proceedings; Regulatory Approvals

  Premier has not received notice of any actions, suits, claims, governmental investigations or proceedings that have been instituted or are pending or threatened against Premier or any Premier Subsidiary or against any asset, interest, plan or right of Premier or any Premier Subsidiary, or, to the Knowledge of Premier, against any officer, director or employee of any of them in their capacity as such. Premier has not received notice of any actions, suits or proceedings that have been instituted or are pending or threatened against any present or former director or officer of Premier or any Premier Subsidiary that are reasonably likely to give rise to a claim against Premier or any Premier Subsidiary for indemnification. There are no actual or, to the Knowledge of Premier, threatened actions, suits or proceedings which present a claim to restrain or prohibit the transactions contemplated herein. To the Knowledge of Premier, no fact or condition relating to Premier or any Premier Subsidiary exists (including, without limitation, noncompliance with the CRA) that would prevent Premier or BB&T from obtaining all of the federal and state regulatory approvals contemplated herein.

3.17 Compliance with Laws; Filings

  Each of Premier and each Premier Subsidiary is in compliance with all statutes and regulations (including, but not limited to, the CRA, the TILA and regulations promulgated thereunder, and other consumer banking laws), and has obtained and maintained all permits, licenses and registrations applicable to the conduct of its business, and neither Premier nor any Premier Subsidiary has received notification that has not lapsed, been withdrawn or abandoned by any agency or department of federal, state or local government (i) asserting a violation or possible violation of any such statute or regulation, (ii) threatening to revoke any permit, license, registration, or other government authorization, or (iii) restricting or in any way limiting its operations as presently conducted. Neither Premier nor any Premier Subsidiary is subject to any cease and desist order, agreement, directive, memorandum of understanding or commitment from any applicable regulatory authority, and none of them has received any communication from any applicable regulatory authority requesting that it enter into any of the foregoing. Since December 31, 1995, each of Premier and each Premier Subsidiary has filed all reports, registrations, notices and statements, and any amendments thereto, that it was required to file with federal and state regulatory authorities, including, without limitation, the FDIC, Federal Reserve Board and applicable state regulators. Each such report, registration, notice and statement, and each amendment thereto, complied with applicable legal requirements.

3.18 Brokers and Finders

  Neither Premier nor any Premier Subsidiary, nor any of their respective officers, directors or employees, has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with the transactions contemplated herein, in the Plan of Merger, except for obligations to the Financial Advisors, the nature and extent of which have been Disclosed, for investment banking services, and except for fees to accountants and lawyers.

3.19 Repurchase Agreements; Derivatives

  (a) With respect to all agreements currently outstanding pursuant to which Premier or any Premier Subsidiary has purchased securities subject to an agreement to resell, Premier or the Premier Subsidiary has a valid, perfected first lien or security interest in the securities or other collateral securing such agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby. All agreements currently outstanding pursuant to which Premier or any Premier Subsidiary has sold securities subject to an agreement to repurchase reflect arms' length transactions, and, with respect to such agreements, Premier and the Premier Subsidiaries have pledged only the amount of collateral required by the terms thereof. Neither Premier nor any Premier Subsidiary has pledged collateral in excess of the amount required under any interest rate swap or other similar agreement currently outstanding.

  (b) Neither Premier nor any Premier Subsidiary is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial contract, or any other interest rate or foreign currency protection contract not identified in the Financial Statements, which is a financial derivative contract (including various combinations thereof), except for options, forwards and commitments entered into in the ordinary course of its mortgage and other lending businesses consistent with past practice and current policy.

3.20 Deposit Accounts

  The deposit accounts of the Premier Subsidiaries that are depository institutions are insured by the FDIC to the maximum extent permitted by federal law, and the Premier Subsidiaries have paid all deposit insurance premiums and assessments.

3.21 Related Party Transactions

  Neither Premier nor any Premier Subsidiary is a party to any existing transaction or outstanding investment, loan or loan guarantee with or for the benefit of any Affiliate (or any Affiliate of an Affiliate that is a natural person) or 5% or greater shareholder of Premier that was made or entered into
(i) other than in the ordinary course of business or (ii) on terms less favorable to Premier than it could have obtained from unrelated parties.

3.22 Certain Information

  When the Proxy Statement/Prospectus is mailed to shareholders of Premier, and at the time of the meeting of shareholders of Premier to vote on the Plan of Merger, the Proxy Statement/Prospectus, as amended or supplemented, with respect to all information set forth therein provided by Premier, (i) shall comply with the applicable provisions of the Securities Laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

3.23 Tax and Regulatory Matters

  Neither Premier nor any Premier Subsidiary has taken or agreed to take any action, nor has Knowledge of any fact or circumstance, which is reasonably likely to (i) cause the Merger not to be accounted for as a pooling-of-interests or not to constitute a reorganization under Section 368(a) of the Code or (ii) impede or delay receipt of any consents of regulatory authorities referred to in Section 5.4(b) or result in failure of the condition in Section 6.3(b).


3.24 State Takeover Laws; No Rights Plan

  Premier and each Premier Subsidiary have taken, or as soon as practicable after the date hereof will take, all necessary action, if any, to exempt the transactions contemplated by this Agreement from any applicable moratorium, fair price, business combination, control share or other anti-takeover laws, and no such laws shall be activated or applied as a result of such transactions. Premier has no shareholder rights plan.

3.25 Labor Relations

  Neither Premier nor any Premier Subsidiary is the subject of any claim or allegation that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it to bargain with any labor organization as to wages or conditions of employment, nor is Premier or any Premier Subsidiary party to any collective bargaining agreement. There is no strike or other labor dispute involving Premier or any Premier Subsidiary, pending or threatened, or to the Knowledge of Premier, is there any activity involving any employees of Premier or any Premier Subsidiary seeking to certify a collective bargaining unit or engaging in any other organization activity.

3.26 No Right to Dissent

  Nothing in the Articles of Incorporation or the Bylaws of Premier or any Premier Subsidiary provides or would provide to any person (other than the holders of Premier Preferred Stock), including without limitation the holders of Premier Common Stock, upon execution of this Agreement or the Plan of Merger and consummation of the transactions contemplated hereby and thereby, rights of dissent and appraisal of any kind.

3.27 Fairness Opinion

  Premier has received from at least one of the Financial Advisors an opinion that, as of the date hereof, the Merger Consideration is fair to the shareholders of Premier from a financial point of view.

                                  ARTICLE IV

                    Representations and Warranties of BB&T

  BB&T represents and warrants to Premier as follows (the representations and warranties herein of BB&T are made subject to the applicable standard set forth in Section 6.2(a), and no such representation or warranty shall be deemed to be inaccurate unless the inaccuracy would permit Premier to refuse to consummate the Merger under such applicable standard):

4.1 Capital Structure of BB&T

  The authorized capital stock of BB&T consists of (i) 5,000,000 shares of preferred stock, par value $5.00 per share, of which 2,000,000 shares have been designated as Series B Junior Participating Preferred Stock and the remainder are undesignated, and none of which shares are issued and outstanding, and (ii) 500,000,000 shares of BB&T Common Stock of which 306,051,309 shares were issued and outstanding on June 30, 1999. All outstanding shares of BB&T Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. The shares of BB&T Common Stock reserved as provided in Section 5.3 are free of any Rights and have not been reserved for any other purpose, and such shares are available for issuance as provided pursuant to the Plan of Merger. Holders of BB&T Common Stock do not have preemptive rights. All shares of BB&T Common Stock to be issued in the Merger will be, upon issuance, duly authorized, validly issued, fully paid and nonassessable.

4.2 Organization, Standing and Authority of BB&T

  BB&T is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina, with full corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, and is duly qualified to do business in the states of the United States where its ownership or leasing of property or the conduct of its business requires such qualification. BB&T is registered as a bank holding company under the Bank Holding Company Act.

4.3 Authorized and Effective Agreement

  (a) BB&T has all requisite corporate power and authority to enter into and (subject to receipt of all necessary government and regulatory approvals) perform all of its obligations under this Agreement. The execution and delivery of this Agreement and consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of BB&T. This Agreement and the Plan of Merger attached hereto constitute legal, valid and binding obligations of BB&T, and each is enforceable against BB&T in accordance with its terms, in each case subject to
(i) bankruptcy, insolvency, moratorium, reorganization, conservatorship, receivership or other similar laws in effect from time to time relating to or affecting the enforcement of the rights of creditors; and (ii) general principles of equity.

  (b) Neither the execution and delivery of this Agreement or the Articles of Merger, nor consummation of the transactions contemplated hereby, nor compliance by BB&T with any of the provisions hereof or thereof shall (i) conflict with or result in a breach of any provision of the Articles of Incorporation or bylaws of BB&T or any BB&T Subsidiary, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of BB&T or any BB&T Subsidiary pursuant to, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to BB&T or any BB&T Subsidiary.

  (c) Other than consents or approvals required from, or notices to, regulatory authorities as provided in Section 5.4(b), no notice to, filing with, or consent of, any public body or authority is necessary for the consummation by BB&T of the Merger and the other transactions contemplated in this Agreement.

4.4 Organization, Standing and Authority of BB&T Subsidiaries

  Each of the BB&T Subsidiaries is duly organized, validly existing and in good standing under applicable laws. BB&T owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of the BB&T Subsidiaries. Each of the BB&T Subsidiaries (i) has full power and authority to carry on its business as now conducted and (ii) is duly qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

4.5 Securities Documents; Statements True

  BB&T has timely filed all Securities Documents required by the Securities Laws to be filed since December 31, 1995. As of their respective dates of filing, such Securities Documents complied with the Securities Laws as then in effect, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No statement, certificate, instrument or other writing furnished or to be furnished hereunder by BB&T or any other BB&T Subsidiary to Premier contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.6 Certain Information

  When the Proxy Statement/Prospectus is mailed, and at all times subsequent to such mailing up to and including the time of the meeting of shareholders of Premier to vote on the Merger, the Proxy Statement/Prospectus and all amendments or supplements thereto, with respect to all information set forth therein relating to BB&T, (i) shall comply with the applicable provisions of the Securities Laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

4.7 Tax and Regulatory Matters

  Neither BB&T nor any BB&T Subsidiary has taken or agreed to take any action, and has no Knowledge of any fact or circumstance, which is reasonably likely to (i) cause the Merger not to be accounted for as a pooling-of-interests or not to constitute a reorganization under Section 368(a) of the Code or (ii) impede or delay receipt of any consents of regulatory authorities referred to in Section 5.4(b) or result in failure of the condition in Section 6.3(b).

4.8 Adverse Change

  Since December 31, 1998, except as disclosed in the most recent BB&T Financial Statements, there has not been any adverse change or any fact or event involving a prospective adverse change in the business, financial condition, results of operations or business prospects of BB&T and any of the BB&T Subsidiaries taken as a whole.

4.9 Rights Agreement

  Execution of this Agreement and consummation of the Merger and the other transactions contemplated by this Agreement will not result in the grant of any rights to any person under the Rights Agreement described in the definition of BB&T Common Stock.

                                   ARTICLE V

                                   Covenants

5.1 Premier Shareholder Meeting

  Premier shall submit this Agreement and the Plan of Merger to its shareholders for approval at a meeting to be held as soon as practicable following the effectiveness of the Registration Statement, and by approving execution of this Agreement, the Board of Directors of Premier agrees that it shall, at the time the Proxy Statement/Prospectus is mailed to the shareholders of Premier, recommend that Premier's shareholders vote for such approval; provided, that the Board of Directors of Premier may withdraw, modify or refuse to make such recommendation only if the Board of Directors shall determine in good faith (after determining that any bona fide proposal from a third party other than BB&T for a business combination with Premier has the required financing committed and that all legal and regulatory requirements are likely to be met) that such recommendation should not be made in light of its fiduciary duty to Premier's shareholders following consideration of (i) written advice of legal counsel to the effect that making such recommendation or failing to withdraw or modify such recommendation is likely to constitute a breach of the fiduciary duty of such Board to the shareholders of Premier and (ii) either (A) the withdrawal, or material modification that results in a revocation, of the opinion referenced in
Section 3.27 by the Financial Advisor that gave such opinion or (B) the delivery to the Premier Board of Directors of written advice from either Financial Advisor that the Merger Consideration is either not fair or is inadequate to the shareholders of Premier from a financial point of view.

5.2 Registration Statement; Proxy Statement/Prospectus

  As promptly as practicable after the date hereof, BB&T shall prepare and file the Registration Statement with the Commission. Premier will furnish to BB&T the information required to be included in the Registration Statement with respect to its business and affairs before it is filed with the Commission and again before any amendments are filed, and shall have the right to review and consult with BB&T on the form of, and any characterizations of such information included in, the Registration Statement prior to the filing with the Commission. Such Registration Statement, at the time it becomes effective and on the Effective Time, shall in all material respects conform to the requirements of the Securities Act and the applicable rules and regulations of the Commission. The Registration Statement shall include the form of Proxy Statement/Prospectus. BB&T and Premier shall use all reasonable efforts to cause the Proxy Statement/Prospectus to be approved by the Commission for mailing to the Premier shareholders, and such Proxy Statement/Prospectus shall, on the date of mailing, conform in all material respects to the requirements of the Securities Laws and the applicable rules and regulations of the Commission thereunder. Premier shall cause the Proxy Statement/Prospectus to be mailed to shareholders in accordance with all applicable notice requirements under the Securities Laws, the GBCC and the rules and regulations of the NYSE.

5.3 Plan of Merger; Reservation of Shares

  At the Effective Time, the Merger shall be effected in accordance with the Plan of Merger. In connection therewith, BB&T has adopted the Plan of Merger and agrees to pay or cause to be paid when due the Merger Consideration. BB&T has reserved for issuance such number of shares of BB&T Common Stock as shall be necessary to pay the Merger Consideration and agrees not to take any action that would cause the aggregate number of authorized shares of BB&T Common Stock available for issuance hereunder not to be sufficient to effect the Merger. If at any time the aggregate number of shares of BB&T Common Stock reserved for issuance hereunder is not sufficient to effect the Merger, BB&T shall take all appropriate action as may be required to increase the number of shares of BB&T Common Stock reserved for such purpose.

5.4 Additional Acts

  (a) Premier agrees to take such actions requested by BB&T as may be reasonably necessary to modify the structure of, or to substitute parties to (so long as such substitute is BB&T or a BB&T Subsidiary) the transactions contemplated hereby, provided that such modifications do not change the Merger Consideration, prevent the fulfillment of conditions precedent to the Closing or abrogate the covenants and other agreements contained in this Agreement, including, without limitation, the covenants set forth in Section 4.7.

  (b) As promptly as practicable after the date hereof, BB&T and, to the extent required, Premier shall submit notice or applications for prior approval of the transactions contemplated herein to the Federal Reserve Board, the Georgia Department of Banking and Finance and any other federal, state or local government or regulatory agency, department or body to which notice is required or from which approval is required for consummation of the Merger and the other transactions contemplated hereby. Premier shall cooperate with BB&T in making all such filings. Premier and BB&T each represents and warrants to the other that all information included (or submitted for inclusion) concerning it, its respective Subsidiaries, and any of its respective directors, officers and shareholders, shall be true, correct and complete in all material respects as of the date presented. Upon request, the parties shall deliver to each other copies of all filings, correspondence and orders to and from all regulatory authorities and the Commission in connection with the Merger.

  (c) BB&T agrees that its Board of Directors or authorized Board committee shall approve prior to the Effective Time each grant of a converted option (as described in Section 2.9(a)) to any individual who, subsequent to consummation of the Merger, will be a director or officer of BB&T under Rule 16b-3 of the Exchange Act.

5.5 Efforts to Consummate

  Each of BB&T and Premier (subject to the provisions of Section 5.1) shall use, and shall cause each of their respective Subsidiaries to use, all reasonable efforts in good faith to (i) furnish such information as may be required in connection with and otherwise cooperate in the preparation and filing of the documents referred to in Sections 5.2 and 5.4 or elsewhere herein, and (ii) take or cause to be taken all action necessary or desirable on its part to fulfill the conditions in Article VI, including, without limitation, executing and delivering, or causing to be executed and delivered, such representations, certificates and other instruments or documents as may be reasonably requested by BB&T's legal counsel for such counsel to issue the opinion contemplated by Section 6.1(e), and to consummate the transactions herein contemplated at the earliest possible date. Neither BB&T nor Premier shall take, or cause, or to the best of its ability permit to be taken, any action that would substantially delay or impair the prospects of completing the Merger pursuant to this Agreement and the Plan of Merger.

5.6 Certain Accounting Matters, Lending Policies

  Premier shall cooperate with BB&T concerning (i) accounting and financial matters necessary or appropriate to facilitate the Merger (taking into account BB&T's policies, practices and procedures), including, without limitation, issues arising in connection with record keeping, loan classification, valuation adjustments, levels of loan loss reserves and other accounting practices, and (ii) Premier's lending, investment or asset liability management policies; provided, that (A) any action taken pursuant to this Section 5.6 shall not be deemed to constitute or result in the breach of any representation, warranty or agreement of Premier contained in this Agreement and (B) no action shall be required to be taken by Premier pursuant to this Section 5.6 unless and until BB&T agrees in writing that it believes that all conditions to its obligation to consummate the Merger set forth in Sections 6.1 and 6.3 (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing or otherwise to be dated at the Effective Time, the delivery of which shall continue to be a condition to BB&T's obligation to consummate the Merger) have been satisfied or waived.

5.7 Access to Information

  Premier and BB&T will each keep the other advised of all material developments relevant to its business and the businesses of its Subsidiaries, and to consummation of the Merger, and each shall provide to the other, upon request, reasonable details of any such development. Upon reasonable notice, Premier shall afford to representatives of BB&T access, during normal business hours during the period prior to the Effective Time, to all of the properties, books, contracts, commitments and records of Premier and the Premier Subsidiaries and, during such period, shall make available all information concerning their businesses as may be reasonably requested. BB&T shall make available to representatives of Premier access to information consistent with access provided by BB&T in the past to other corporations similarly situated and shall make available representatives of BB&T to answer any questions that Premier or its representatives may have. No investigation pursuant to this
Section 5.7 shall affect or be deemed to modify any representation or warranty made by, or the conditions to the obligations hereunder of, either party hereto. Each party hereto shall, and shall cause each of its directors, officers, attorneys and advisors to, maintain the confidentiality of all information obtained hereunder which is not otherwise publicly disclosed by the other party, said undertakings with respect to confidentiality to survive any termination of this Agreement pursuant to Section 7.1. The parties acknowledge and reaffirm their obligations under the Confidentiality Agreement dated August 12, 1998. In the event of the termination of this Agreement, each party shall return to the other party upon request all confidential information previously furnished in connection with the transactions contemplated by this Agreement.

5.8 Press Releases

  BB&T and Premier shall agree with each other as to the form and substance of any press release related to this Agreement and the Plan of Merger or the transactions contemplated hereby and thereby, and consult with each other as to the form and substance of other public disclosures related thereto; provided, that nothing contained herein shall prohibit either party, following notification to the other party, from making any disclosure which in the opinion of its counsel is required by law.

5.9 Forbearances of Premier

  Except with the prior written consent of BB&T, between the date hereof and the Effective Time, Premier shall not, and shall cause each of the Premier Subsidiaries not to:

    (a) carry on its business other than in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, or establish or acquire any new Subsidiary or engage in any new type of activity or expand any existing activities;

    (b) declare, set aside, make or pay any dividend or other distribution in respect of its capital stock, other than regularly scheduled quarterly dividends of $.09 per share payable with respect to Premier Common Stock and the annual dividend of $4.80 per share payable with respect to Premier Preferred Stock for the calendar year 1999 (if the Closing occurs after December 31, 1999), in each case payable on record dates and in amounts consistent with past practices; provided that (i) any dividend declared or payable on the shares of Premier Common Stock for the quarterly period during which the Effective Time occurs shall, unless otherwise agreed upon in writing by BB&T and Premier, be declared with a record date prior to the

  Effective Time only if the normal record date for payment of the corresponding quarterly dividend to holders of BB&T Common Stock is before the Effective Time and (ii) with respect to the Premier Preferred Stock for the year 1999 (if the Effective Time occurs on or prior to December 31, 1999) or for the year 2000 (if the Effective Time occurs after December 31,
  1999), any dividend payable shall be as provided in Section 2.8(e);

    (c) issue any shares of its capital stock (including treasury shares), except pursuant to outstanding Stock Options and the Pending Acquisitions;

    (d) issue, grant or authorize any Rights or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization;

    (e) amend its Articles of Incorporation or Bylaws;

    (f) impose or permit imposition, of any lien, charge or encumbrance on any share of stock held by it in any Premier Subsidiary, or permit any such lien, charge or encumbrance to exist; or waive or release any material right or cancel or compromise any debt or claim, in each case other than in the ordinary course of business or in connection with deposits, repurchase agreements, bankers acceptances or other indebtedness permitted under
  Section 5.9(p), "treasury tax and loan" accounts established in the ordinary course of business, or the satisfaction of legal requirements in the exercise of trust powers.

    (g) except for the Pending Acquisitions, merge with any other entity or permit any other entity to merge into it (except for a merger of Premier Subsidiaries), or consolidate with any other entity; acquire control over any other entity (except as a result of foreclosure or in a fiduciary capacity); or liquidate, sell or otherwise dispose of any assets or acquire any assets other than in the ordinary course of its business consistent with past practices;

    (h) fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business;

    (i) increase the rate of compensation of any of its directors, officers or employees (excluding increases in compensation resulting from the exercise of compensatory stock options outstanding as of the date of this Agreement), or pay or agree to pay any bonus to, or provide any new employee benefit or incentive to, any of its directors, officers or employees, except for increases or payments required by law or by existing contracts or made in the ordinary course of business consistent with past practice pursuant to plans or arrangements in effect on the date hereof;

    (j) enter into or substantially modify (except as may be required by applicable law or regulation) any pension, retirement, stock option, stock purchase, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees; provided, however, that this subparagraph shall not prevent renewal of any of the foregoing consistent with past practice;

    (k) solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, Premier or any Premier Subsidiary or any business combination with Premier or any Premier Subsidiary other than as contemplated by this Agreement; or authorize any officer, director, agent or affiliate of Premier or any Premier Subsidiary to do any of the above; or fail to notify BB&T immediately if any such inquiry or proposal is received, any such information is requested or required, or any such negotiations or discussions are sought to be initiated; provided, that this subsection (k) shall not apply to or restrict the furnishing of information, negotiations or discussions following an unsolicited offer if, as a result of such offer, Premier is advised in writing by legal counsel that in its opinion the failure to so furnish information or negotiate is likely to constitute a breach of the fiduciary duty of Premier's Board of Directors to the Premier shareholders;

    (l) enter into (i) any material agreement, arrangement or commitment not made in the ordinary course of business or contemplated by this Agreement,
  (ii) any agreement, indenture or other instrument not made in the ordinary course of business relating to the borrowing of money by Premier or a Premier Subsidiary or guarantee by Premier or a Premier Subsidiary of any obligation, (iii) any agreement, arrangement or commitment relating to the employment or severance of a consultant or the employment, severance, election or retention in office of any present or former director, officer or employee (this clause shall not apply to the election of directors by shareholders or the reappointment of officers in the normal course), or (iv) any contract, agreement or understanding with a labor union;

    (m) change its lending, investment or asset liability management policies in any material respect, except as may be required by applicable law, regulation, or directives;

    (n) change its methods of accounting in effect at December 31, 1998, except as required by changes in GAAP concurred in by BB&T, which concurrence shall not be unreasonably withheld, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the year ended December 31, 1998, except as required by changes in law or regulation;

    (o) incur any new commitments for capital expenditures or obligation to make capital expenditures in excess of $100,000, for any one expenditure, or $500,000, in the aggregate;

    (p) incur any indebtedness other than deposits, advances from the Federal Home Loan Bank or Federal Reserve Bank and reverse repurchase arrangements in the ordinary course of business;

    (q) take any action which is reasonably likely to (i) cause the Merger not to be accounted for as a pooling-of-interests or not to constitute a reorganization under Section 368(a) of the Code as determined in good faith by BB&T, (ii) result in any inaccuracy of a representation or warranty herein which would allow for a termination of this Agreement, or (iii) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied;

    (r) dispose of any material assets other than in the ordinary course of business; or

    (s) agree to do any of the foregoing.

5.10 Employment Agreements

  Concurrently with the execution hereof, BB&T has requested that Darrell D. Pittard and Robert Oliver enter into Employment Agreements substantially in the forms attached hereto as Annexes B-1 and B-2, respectively, such Employment Agreements to be conditional on consummation of, and become effective as of the Effective Time of, the Merger.

5.11 Affiliates

  Premier shall use its reasonable best efforts to cause all persons who are Affiliates of Premier to deliver to BB&T promptly following the date hereof a written agreement, in a form reasonably acceptable to BB&T, providing that such person will not dispose of BB&T Common Stock received in the Merger except in compliance with the Securities Act and the rules and regulations promulgated thereunder and except as consistent with qualifying the transactions contemplated hereby for pooling-of-interests accounting treatment, and in any event shall use its reasonable best efforts to cause such affiliates to deliver to BB&T such written agreement prior to the Closing Date.

5.12 Section 401(k) Plan; Other Employee Benefits

  (a) As soon as practicable following the Effective Time and consistent with past practice, and not in limitation of its obligations under Section 5.10 and subsection (d) hereof, and except as otherwise provided in the Employment Agreements attached as Annexes B-1 and B-2, BB&T shall provide to the officers and employees of Premier and Premier's banking Subsidiaries benefits under employee benefit and welfare plans, on terms and conditions which when taken as a whole are substantially similar to those currently provided by the BB&T and its subsidiaries to their similarly situated officers and employees.

  (b) Each "Transferred Employee" (defined as an employee of Premier or a Premier Subsidiary at the Effective Time who becomes an employee immediately following the Effective Time of BB&T or a BB&T Subsidiary ("Employer Entity")) who was a participant in a 401(k) plan of Premier or a Premier Subsidiary immediately prior to the Effective Time shall be eligible at the Effective Time to participate in BB&T's 401(k) plan (subject to BB&T's right to amend or terminate such plan), as amended or succeeded. For purposes of administering BB&T's 401(k) plan, service by a Transferred Employee with Premier and the Premier Subsidiaries shall be deemed to be service with the Employer Entity for participation and vesting purposes, but not for purposes of benefit accrual.

  (c) Each Transferred Employee shall be eligible to participate in the group hospitalization, medical, dental, life, disability and other welfare benefit plans and programs available to employees of the Employer Entity, subject to the terms of such plans and programs. In applying such plans and programs, service with Premier and the Premier Subsidiaries shall be deemed to be service with the Employer Entity for the purpose of determining eligibility to participate and vesting (if applicable) in such welfare plans and programs, but not for the purpose of computing benefits, if any, determined in whole or in part with reference to service.

  (d) Each Transferred Employee who is terminated by an Employer Entity subsequent to the Effective Time, excluding any employee who has in effect at the time of termination an employment or special termination agreement (but, with respect to such an agreement in effect prior to the Effective Time, only if it is Disclosed), shall be entitled to severance pay in accordance with BB&T's general severance policy as set forth in BB&T's letter to Premier dated July 20, 1999, if and to the extent that such employee is entitled to severance pay under such policy. Such employee's service with Premier or a Premier Subsidiary shall be treated as service with BB&T for purposes of determining the amount of severance pay, if any, under BB&T's severance policy.

  (e) BB&T agrees to honor all employment agreements, severance agreements and deferred compensation and individualized benefit agreements that Premier and the Premier Subsidiaries have with their current and former employees and directors and which have been Disclosed to BB&T pursuant to this Agreement, except to the extent any such agreements shall be superseded (by the Employment Agreements described in Section 5.10) or terminated (in accordance with their terms) at the Closing or following the Closing Date. Except for the agreements described in the preceding sentence, 401(k) plans maintained by Premier and any Premier Subsidiary, the Stock Option Plans and other employee benefit plans of Premier and the Premier Subsidiaries shall be either terminated or merged into comparable BB&T plans as of or following the Effective Time, as determined by BB&T.

  (f) Notwithstanding and without limiting the generality of Section 5.12(e), as soon as practicable following the date hereof, Premier shall take any and all action necessary to terminate the Premier Bancshares, Inc. Stock Purchase Plan, and no purchases of shares of Premier Common Stock shall be made under the Stock Purchase Plan after the Effective Time.

5.13 Directors and Officers Protection

  BB&T or a BB&T Subsidiary shall provide and keep in force for a period of three years after the Effective Time directors' and officers' liability insurance providing coverage to directors and officers of Premier for acts or omissions occurring prior to the Effective Time. Such insurance shall provide at least the same coverage and amounts as contained in Premier's policy on the date hereof; provided, that in no event shall the annual premium on such policy exceed 150% of the annual premium payments on Premier's policy in effect as of the date hereof (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, BB&T shall use its reasonable efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount. Notwithstanding the foregoing, BB&T further agrees to indemnify, defend and hold harmless the present and former directors, officers and employees of Premier and the Premier Subsidiaries (each, an "Indemnified Party") against all liabilities (which, for purposes of this Section 5.13, shall mean and include any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost, expense, including without limitation all costs of investigation and defense, claim, action, investigation or proceeding, of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, and in each case including reasonable attorneys' fees and charges, arising out of actions or omissions arising out of the Indemnified Party's service or services as directors, officers or employees of Premier and the Premier Subsidiaries or, at the request of Premier or a Premier Subsidiary, of another corporation, partnership, joint venture, trust or other enterprise occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted under Part 5 of Article 8 of the NCBCA (including Section 55-8-57), including provisions relating to advances of expenses incurred in the defense of any claims, demands, actions, causes of action, complaints, governmental or other examination, investigation, prosecution or hearing, or any other proceedings, investigations or inquiries, whether or not BB&T or any BB&T Subsidiary is insured against any such matter.

5.14 Forbearances of BB&T

  Except with the prior written consent of Premier, neither BB&T nor any BB&T Subsidiary shall take any action which is reasonably likely to (i) cause the business combination contemplated hereby not to be accounted for as a pooling-of-interests or not to constitute a reorganization under Section 368(a) of the Code; (ii) result in any inaccuracy of a representation or warranty herein which would allow for termination of this Agreement; (iii) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied; or (iv) fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business.

5.15 Reports

  Each of Premier and BB&T shall file (and shall cause the Premier Subsidiaries and the BB&T Subsidiaries, respectively, to file), between the date of this Agreement and the Effective Time, all reports required to be filed by it with the Commission and any other regulatory authorities having jurisdiction over such party, and shall deliver to BB&T or Premier, as the case may be, copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the Commission, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with applicable Commission rules and regulations or GAAP (subject in the case of interim financial statements to the absence of notes and to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the Commission will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to a regulatory authority other than the Commission shall be prepared in accordance with requirements applicable to such reports.

5.16 Exchange Listing

  BB&T shall use its reasonable best efforts to list, prior to the Effective Time, on the NYSE, subject to official notice of issuance, the shares of BB&T Common Stock to be issued to the holders of Premier Common Stock pursuant to the Merger, and BB&T shall give all notices and make all filings with the NYSE required in connection with the transactions contemplated herein.

5.17 Board of Directors

  BB&T believes that it is important and in its best interest to preserve, facilitate and enhance its operations in the State of Georgia and the operations of Branch Banking and Trust Company, a North Carolina banking corporation which will become by merger BB&T's sole Georgia bank, and to have Darrell D. Pittard as an officer and director thereof. Accordingly, as of the Effective Time, Branch Banking and Trust Company shall name

Mr. Pittard as Vice-Chairman of its Advisory Board for the State of Georgia and shall elect him to its Board of Directors, to serve until its next annual meeting (subject to the right of removal for cause) and thereafter so long as he is elected and qualifies.

5.18 Completion of Bank Mergers

  Prior to the Effective Time, Premier shall complete the Pending Acquisitions in accordance with the terms of the documents governing each such Pending Acquisition on the date hereof. BB&T shall cooperate with Premier in good faith to help resolve any issues that may arise following the date hereof related to the closing of any of the Pending Acquisitions.

                                  ARTICLE VI

                             Conditions Precedent

6.1 Conditions Precedent--BB&T and Premier

  The respective obligations of BB&T and Premier to effect the transactions contemplated by this Agreement shall be subject to satisfaction or waiver of the following conditions at or prior to the Effective Time:

    (a) All corporate action necessary to authorize the execution, delivery and performance of this Agreement and the Plan of Merger, and consummation of the transactions contemplated hereby and thereby, shall have been duly and validly taken, including, without limitation, the approval by the shareholders of Premier of the Agreement and the Plan of Merger;

    (b) The Registration Statement (including any post-effective amendments thereto) shall be effective under the Securities Act, no proceedings shall be pending or, to the Knowledge of BB&T, threatened by the Commission to suspend the effectiveness of such Registration Statement and the BB&T Common Stock to be issued as contemplated in the Plan of Merger shall have either been registered or be subject to exemption from registration under applicable state securities laws;

    (c) The parties shall have received from all applicable regulatory authorities the approvals required in connection with the transactions contemplated by this Agreement and the Plan of Merger, all notice periods and waiting periods with respect to such approvals shall have passed and all such approvals shall be in effect;

    (d) None of BB&T, any of the BB&T Subsidiaries, Premier or any of the Premier Subsidiaries shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated by this Agreement; and

    (e) Premier and BB&T shall have received an opinion of BB&T's legal counsel, in form and substance satisfactory to Premier and BB&T, substantially to the effect that (i) the Merger will constitute one or more reorganizations under Section 368(a) of the Code, (ii) the shareholders of Premier will not recognize any gain or loss to the extent that such shareholders exchange shares of Premier Common Stock or Premier Preferred Stock for shares of BB&T Common Stock and (iii) neither BB&T nor Premier will recognize any gain or loss solely as the result of the Merger.

    (f) BB&T shall have received letters, dated as of the date of filing of the Registration Statement with the Commission and as of the Effective Time, addressed to BB&T, in form and substance reasonably satisfactory to BB&T, from Arthur Andersen, LLP to the effect that the Merger will qualify for pooling-of-interests accounting treatment.

6.2 Conditions Precedent--Premier

  The obligations of Premier to effect the transactions contemplated by this Agreement shall be subject to the satisfaction of the following additional conditions at or prior to the Effective Time, unless waived by Premier pursuant to Section 7.4:

    (a) All representations and warranties of BB&T shall be evaluated as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (or on the date designated in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Agreement or consented to in writing by Premier. The representations and warranties of BB&T set forth in Sections 4.1, 4.2 (except as relates to qualification), 4.3(a), 4.3(b)(i) and 4.4 (except as relates to qualification) shall be true and correct (except for inaccuracies which are de minimis in amount). In each and every case, there shall not exist inaccuracies in the representations and warranties of BB&T set forth in this Agreement (including the representations and warranties set forth in Sections 4.1, 4.2, 4.3(a), 4.3(b)(i) and 4.4) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on BB&T;

    (b) BB&T shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement;

    (c) BB&T shall have delivered to Premier a certificate, dated the Closing Date and signed by its Chairman or President or an Executive Vice President, to the effect that the conditions set forth in Sections 6.1(a), 6.1(b), 6.1(c), 6.1(d), 6.2(a) and 6.2(b) hereof, to the extent applicable to BB&T, have been satisfied and that there are no actions, suits, claims, governmental investigations or procedures instituted, pending or, to the best of such officer's Knowledge, threatened that are reasonably likely to have a Material Adverse Effect on BB&T or that present a claim to restrain or prohibit the transactions contemplated herein or in the Plan of Merger;

    (d) Premier shall have received opinions of counsel to BB&T as to the matters described in Annex C hereto;

    (e) The shares of BB&T Common Stock issuable pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance; and

    (f) The Financial Advisor who gave the opinion referred to in Section
  3.27 shall not have withdrawn or modified its opinion that the Merger is fair, from a financial point of view, to Premier's shareholders.

6.3 Conditions Precedent--BB&T

  The obligations of BB&T to effect the transactions contemplated by this Agreement shall be subject to satisfaction of the following additional conditions at or prior to the Effective Time, unless waived by BB&T pursuant to Section 7.4:

    (a) All representations and warranties of Premier shall be evaluated as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (or on the date designated in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Agreement or consented to in writing by BB&T. The representations and warranties of Premier set forth in Sections 3.1, 3.2 (except the last sentence thereof), 3.3, 3.4 (except the last sentence thereof), 3.5(a), 3.5(b)(i) and 3.24 shall be true and correct (except for inaccuracies which are de minimis in amount). In each and every case, there shall not exist inaccuracies in the representations and warranties of Premier set forth in this Agreement (including the representations and warranties set forth in the Sections designated in the preceding sentence) such that the effect of such inaccuracies individually or in the aggregate has, or is reasonably likely to have, a Material Adverse Effect on Premier and the Premier Subsidiaries taken as a whole;

    (b) No regulatory approval shall have imposed in connection with the transactions contemplated hereby any condition or requirement which, in the reasonable opinion of the Board of Directors of BB&T, would have, or is reasonably likely to have, a Material Adverse Effect on the business or economic benefits to BB&T of the transactions contemplated by this Agreement;

    (c) Premier shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement;

    (d) Premier shall have delivered to BB&T a certificate, dated the Closing Date and signed by its Chairman or President, to the effect that the conditions set forth in Sections 6.1(a), 6.1(c), 6.1(d), 6.3(a) and

  6.3(c) hereof, to the extent applicable to Premier, have been satisfied and that there are no actions, suits, claims, governmental investigations or procedures instituted, pending or, to the best of such officer's Knowledge, threatened that are reasonably likely to have a Material Adverse Effect on Premier or that present a claim to restrain or prohibit the transactions contemplated herein or in the Plan of Merger;

    (e) BB&T shall have received opinions of counsel to Premier as to the matters described in Annex D hereto; and

    (f) BB&T shall have received the written agreements from Affiliates as specified in Section 5.11 hereof to the extent necessary, in the reasonable judgment of BB&T, to ensure that the Merger will be accounted for as a pooling-of-interests under GAAP and to promote compliance with Rule 145 promulgated by the Commission.

    (g) Darrell D. Pittard shall have (i) continued in the employment of Premier until the Effective Time, and (ii) as of the Effective Time shall have entered into one or more mutually satisfactory agreements or arrangements providing for his employment by Branch Banking and Trust Company (or another Subsidiary of BB&T) and setting forth covenants not to compete with BB&T and its Subsidiaries.

                                  ARTICLE VII

                  Termination, Default, Waiver and Amendment

7.1 Termination

  This Agreement may be terminated:

    (a) At any time prior to the Effective Time, by the mutual consent in writing of the parties hereto.

    (b) At any time prior to the Effective Time, by either party (i) in the event of a material breach by the other party of any covenant or agreement contained in this Agreement, or (ii) in the event of an inaccuracy of any representation or warranty of the other party contained in this Agreement, which inaccuracy would provide the nonbreaching party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 6.2(a) hereof in the case of Premier and Section 6.3(a) hereof in the case of BB&T; and, in the case of (i) or (ii), if such breach or inaccuracy has not been cured by the earlier of thirty days following written notice of such breach to the party committing such breach or the Effective Time.

    (c) At any time prior to the Effective Time, by either party hereto in writing, if any of the conditions precedent to the obligations of the other party to consummate the transactions contemplated hereby cannot be satisfied or fulfilled prior to the Closing Date, and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings herein.

    (d) At any time, by either party hereto in writing, if any of the applications for prior approval referred to in Section 5.4 hereof are denied, and the time period for appeals and requests for reconsideration has run; provided, that the applicant has used all reasonable effort to promptly prosecute such appeals and requests.

    (e) At any time, by either party hereto in writing, if the shareholders of Premier do not approve the Agreement and the Plan of Merger.

    (f) At any time following March 31, 2000 by either party hereto in writing, if the Effective Time has not occurred by the close of business on such date, and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings herein.

    (g) At any time prior to the Effective Time, by BB&T in writing, if the Board of Directors of Premier shall have withdrawn its recommendation or refused to recommend to the shareholders of Premier that they vote to approve the Plan of Merger as required by Section 5.1 or shall have recommended to the shareholders of Premier approval of an agreement, plan or transaction arising out of or implementing any proposal or offer to acquire or purchase all or a substantial portion of the assets of, or a substantial equity interest in, Premier or any Premier Subsidiary (including, without limitation, a tender offer or exchange offer to purchase Premier Common Stock) or any business combination with Premier or any Premier Subsidiary other than with BB&T or a BB&T Subsidiary (any such proposal or offer, "Premier Acquisition Proposal").

    (h) At any time prior to the Effective Time, by Premier in writing, if the Board of Directors of Premier shall have determined in good faith to enter into an agreement, plan or transaction arising out of or implementing a Premier Acquisition Proposal that did not arise from a breach of Section
  5.1 or Section 5.9(k).

7.2 Effect of Termination

  In the event this Agreement and the Plan of Merger is terminated pursuant to
Section 7.1, both this Agreement and the Plan of Merger shall become void and have no effect, except that (i) the provisions hereof relating to confidentiality, the Termination Fee and expenses set forth in Sections 5.7,
7.6 and 8.1, respectively, shall survive any such termination and (ii) a termination pursuant to Section 7.1(b) shall not relieve the breaching party from liability for a breach of the covenant, agreement, representation or warranty giving rise to such termination.

7.3 Survival of Representations, Warranties and Covenants

  All representations, warranties and covenants in this Agreement or the Plan of Merger or in any instrument delivered pursuant hereto or thereto shall expire on, and be terminated and extinguished at, the Effective Time, other than covenants that by their terms are to be performed after the Effective Time (including Sections 5.7, 5.13 and 5.17), provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive BB&T or Premier (or any director, officer or controlling person thereof) of any defense at law or in equity which otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either BB&T or Premier, the aforesaid representations, warranties and covenants being material inducements to consummation by BB&T and Premier of the transactions contemplated herein.

7.4 Waiver

  Except with respect to any required regulatory approval, each party hereto, by written instrument signed by an executive officer of such party, may at any time (whether before or after approval of the Agreement and the Plan of Merger by the Premier shareholders) extend the time for the performance of any of the obligations or other acts of the other party hereto and may waive (i) any inaccuracies of the other party in the representations or warranties contained in this Agreement, the Plan of Merger or any document delivered pursuant hereto or thereto, (ii) compliance with any of the covenants, undertakings or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained herein or in the Plan of Merger, or
(iii) the performance by the other party of any of its obligations set out herein or therein; provided that no such extension or waiver, or amendment or supplement pursuant to this Section 7.4, executed after approval by the Premier shareholders of this Agreement and the Plan of Merger, shall reduce either the Common Exchange Ratio, the Preferred Exchange Ratio or the payment terms for fractional interests.

7.5 Amendment or Supplement

  This Agreement or the Plan of Merger may be amended or supplemented at any time in writing by mutual agreement of BB&T and Premier, subject to the proviso to Section 7.4.

7.6 Termination Fee

  (a) In the event that this Agreement is terminated:

    (i) by either BB&T or Premier pursuant to Section 7.1(e) and (A) at the time of the meeting of the Premier shareholders referred to in Section 5.1 (or at any adjournment thereof) a Premier Acquisition

  Proposal exists or (B) prior to such shareholders' meeting, Premier's Board of Directors shall have withdrawn its recommendation or refused to recommend to the shareholders of Premier that they vote to approve the Plan of Merger;

    (ii) by BB&T pursuant to Section 7.1(g); or

    (iii) by BB&T pursuant to Section 7.1(b) or Section 7.1(c) (solely with respect to a breach by Premier of Section 5.9(k));

    (iv) by Premier pursuant to Section 7.1(c) (solely with respect to the failure of the condition set forth in Section 6.2(f) to be satisfied);

    (v) by Premier pursuant to Section 7.1(h)

then Premier shall promptly, but in no event later than two business days after the date of such termination, pay to BB&T as compensation for the Merger not becoming effective a termination fee equal to $10 million (the "Termination Fee") by wire transfer of immediately available funds. The Termination Fee shall be payable without regard to any expenses to be paid pursuant to Section 8.1.

  (b) Premier acknowledges that the agreements contained in Section 7.6(a) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, BB&T would not enter into this Agreement; accordingly, if Premier fails promptly to pay any amount due pursuant to
Section 7.6(a), and, in order to obtain such payment, BB&T commences a suit which results in a judgment against Premier for all or a substantial portion of the payment set forth in Section 7.6(a), Premier shall pay to BB&T its costs and expenses (including reasonable attorneys' fees) in connection with such suit, together with interest on the Premier Termination Fee from the date for payment until the date of such payment at the prime rate of Branch Banking and Trust Company in effect on the date such payment was required to be made plus two percentage points.

                                 ARTICLE VIII

                                 Miscellaneous

8.1 Expenses

  Each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Agreement, including, without limitation, fees and expenses of its own financial consultants, accountants and counsel; provided, however, that the filing fees and printing costs incurred in connection with the Registration Statement and the Proxy Statement/Prospectus shall be borne 50% by BB&T and 50% by Premier.

8.2 Entire Agreement

  This Agreement, including the Annexes attached hereto and the Premier Disclosure Memorandum delivered pursuant hereto, contains the entire agreement between the parties with respect to the transactions contemplated hereunder and thereunder and supersedes all arrangements or understandings with respect thereto, written or oral, entered into on or before the date hereof, except for the Confidentiality Agreement between the parties hereto dated August 12, 1998, which remains in full force and effect. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors, any rights, remedies, obligations or liabilities, except for the rights of directors and officers of Premier to enforce rights in Sections 5.13 and 5.17.

8.3 No Assignment

  Except for a substitution of parties pursuant to Section 5.4(a), none of the parties hereto may assign any of its rights or obligations under this Agreement to any other person, except upon the prior written consent of each other party.

8.4 Notices

  All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally recognized overnight express courier or by facsimile transmission, addressed or directed as follows:

  If to Premier:

  Premier Bancshares, Inc.
  950 E. Paces Ferry Road
  Atlanta, Georgia 30326
  Telephone: 404-814-3090
  Fax: 404-816-4314

  With a required copy to:

  Ralph F. MacDonald, III
  Alston & Bird LLP
  1201 West Peachtree Street
  Atlanta, Georgia 30309-3424
  Telephone: 404-881-7000
  Fax: 404-881-4777

  If to BB&T:

  Scott E. Reed
  150 Premier Stratford Road
  4th Floor
  Winston-Salem, North Carolina 27104
  Telephone: 336-733-3088
  Fax: 336-733-2296

  With a required copy to:

  William A. Davis, II
  Womble Carlyle Sandridge & Rice, PLLC
  200 West Second Street
  Winston-Salem, North Carolina 27102
  Telephone: 336-721-3624
  Fax: 336-733-8364

  Any party may by notice change the address to which notice or other communications to it are to be delivered.

8.5 Specific Performance

  Premier acknowledges that the Premier Common Stock and the Premier business and assets are unique, and that if Premier fails to consummate the transactions contemplated by this Agreement such failure will cause irreparable harm to BB&T for which there will be no adequate remedy at law. BB&T shall be entitled, in addition to its other remedies at law, to specific performance of this Agreement if Premier shall, without cause, refuse to consummate the transactions contemplated by this Agreement.

8.6 Captions

  The captions contained in this Agreement are for reference only and are not part of this Agreement.

8.7 Counterparts

  This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

8.8 Governing Law

  This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina, without regard to the principles of conflicts of laws, except to the extent federal law may be applicable.


                  [remainder of page intentionally left blank]

  IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

                                          BB&T Corporation

                                                  /s/ John A. Allison IV
                                          By: _________________________________
                                             Name: John A. Allison IV
                                             Title: Chairman and Chief
                                             Executive Officer

                                          Premier Bancshares, Inc.

                                                  /s/ Darrell D. Pittard
                                          By: _________________________________
                                             Name: Darrell D. Pittard
                                             Title: Chairman and Chief
                                             Executive Officer

                                                                      APPENDIX B

                        TITLE 14, CHAPTER 2, ARTICLE 13

                                     OF THE

                       GEORGIA BUSINESS CORPORATION CODE

                                  RELATING TO

                       RIGHTS OF DISSENTING SHAREHOLDERS

        CHAPTER 2 OF TITLE 14 OF THE GEORGIA BUSINESS CORPORATION CODE

Part 1. Right to Dissent And Obtain Payment For Shares

(S) 14-2-1301. Definitions.

  As used in this article, the term:

    a. "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

    b. "Corporate Action" means the transaction or other action by the corporation that creates dissenters' rights under the Code Section 14-2-1302.

    c. "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

    d. "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

    e. "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

    f. "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

    g. "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

    h. "Shareholder" means the record shareholder or the beneficial shareholder.

(S) 14-2-1302. Right to Dissent.

  (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

    (1) Consummation of a plan of merger to which the corporation is a party:

      (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or 14-2-1104 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

      (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

    (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

    (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

    (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

      (A) Alters or abolishes a preferential right of the shares;

      (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

      (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

      (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

      (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

      (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

    (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

  (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with the procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporation action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's rights.

  (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

    (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

    (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

(S) 14-2-1303. Dissent by Nominees and Beneficial Owners.

  A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

Part 2. Procedure For Exercise of Dissenters' Rights

(S) 14-2-1320. Notice of Dissenters' Rights.

  (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

  (b) If corporate action creating dissenter's rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenter's notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

(S) 14-2-1321. Notice of Intent to Demand Payment.

  (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

    (1) must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

    (2) must not vote his shares in favor of the proposed action.

  (b) A record shareholder who does not satisfy the requirements of subsection
(a) of this Code section is not entitled to payment for his shares under this article.

(S) 14-2-1322. Dissenters' Notice.

  (a) If proposed corporate action created dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

  (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must;

    (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

    (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

    (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

    (4) Be accompanied by a copy of this article.

(S) 14-2-1323. Duty to Demand Payment.

  (a) A record shareholder sent a dissenters' notice described in Code Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

  (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

  (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

(S) 14-2-1324. Share Restrictions.

  (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

  (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

(S) 14-2-1325. Offer of Payment.

  (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

  (b) The offer of payment must be accompanied by:

    (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

    (2) A statement of the corporation's estimate of the fair value of the shares;

    (3) An explanation of how the interest was calculated;

    (4) A statement of the dissenter's right to demand payment under Code
  Section 14-2-1327; and

    (5) A copy of this article.

  (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

(S) 14-2-1326. Failure to Take Action.

  (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertified shares.

  (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

(S) 14-2-1327. Procedure if Shareholder Dissatisfied With Payment or Offer.

  (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

    (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

    (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

  (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection
(a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

  (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

    (1) The shareholder may demand the information required under subsection
  (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

    (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

Part 3. Judicial Appraisal of Shares.

(S) 14-2-1330. Court Action.

  (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

  (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

  (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

  (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provide din this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

  (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

(S) 14-2-1331. Court Costs and Counsel Fees.

  (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

  (b) The court may also asses the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

    (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

    (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

  (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

(S) 14-2-1332. Limitation of Actions.

  No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

                                                                  July 28, 1999

Board of Directors
Premier Bancshares, Inc.
2180 Atlanta Plaza
950 East Places Ferry Road
Atlanta, GA 31061

Ladies and Gentlemen:

  You have requested our opinion as to the fairness from a financial point of view to the holders of common stock, $1.00 par value per share ("Company Common Stock") of Premier Bancshares, Inc. ("Premier" or the "Company") of the Exchange Ratio (as defined below) pursuant to the terms of the Agreement and Plan of Reorganization, dated as of July 28, 1999 (the "Agreement"), by and between BB&T Corporation ("BB&T") and the Company pursuant to which the Company will be merged (the "Merger") with and into BB&T.

  Pursuant to the Agreement, each share of Company Common Stock of the will be converted, subject to certain exceptions, into the right to receive .5155 shares (the "Exchange Ratio") of common stock, $5.00 par value per share ("BB&T Common Stock"), of BB&T.

  In arriving at our opinion, we have reviewed the July 27, 1999 draft of the Agreement and have assumed that the final Agreement as executed and delivered did not differ from that draft in any respect that is material to this opinion. We also have reviewed financial and other information that was publicly available or furnished to us by the Company and BB&T including I/B/E/S International, Inc. earnings estimates and information provided during discussions with their respective managements. Included in the information provided during discussions with the respective managements were certain financial projections of the Company provided by the Company's management and certain cost savings and operating synergies provided by the Company's management. In addition, we have compared certain financial and securities data of the Company and BB&T with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of Company Common Stock and BB&T Common Stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

  In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us and have assumed that the Company is not aware of any information prepared by it or its other representatives that might be material to our opinion that has not been made available to us. In particular, we have relied upon the estimates of the management of Premier of the cost savings and operating synergies achievable as a result of the Merger and upon our discussion of such cost savings and operating synergies with management of the Company. With respect to the financial projections (including cost savings and operating synergies) reviewed by us, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of Premier and the combined company. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed, with your consent, that such allowances for each of the Company and BB&T are in the aggregate adequate to cover all such losses. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities (including any hedge or derivative positions) of the Company or BB&T or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. We have not assumed any responsibility for making any independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have assumed that the Merger will qualify as a pooling of interests transaction under generally accepted accounting principles. We have also assumed that the transaction will qualify as a tax-free reorganization for United States federal income tax purposes and that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company, BB&T or on the anticipated benefits of the Merger. We have relied as to certain legal matters on advice of counsel to the Company.

  Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion herein as to the prices at which the Company Common Stock or the BB&T Common Stock will actually trade at any time. Our opinion does not address the relative merits of the Merger and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Merger. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed transaction.

  Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates actively trade the securities of the Company and BB&T for our own account and for accounts of our customers, and, accordingly, may at any time hold a long or short position in such securities. DLJ has performed investment banking and other services for the Company and BB&T in the past and has been compensated for such services.

  Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Exchange Ratio is fair from a financial point of view to the holders (other than BB&T) of Company Common Stock.

                                          Very truly yours,

                                          Donaldson, Lufkin & Jenrette
                                           Securities Corporation

                                                   /s/ Tod D. Perkins
                                          By: _________________________________
                                                      Tod D. Perkins
                                                     Managing Director

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. Indemnification of Directors and Officers

  Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act contain specific provisions relating to indemnification of directors and officers of North Carolina corporations. In general, such sections provide that: (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense if it is determined as provided by statute that the director or officer meets a certain standard of conduct, except that when a director or officer is liable to the corporation or is adjudged liable on the basis that personal benefit was improperly received by him, the corporation may not indemnify him. A director or officer of a corporation who is a party to a proceeding may also apply to a court for indemnification, and the court may order indemnification under certain circumstances set forth in statute. A corporation may, in its articles of incorporation or bylaws or by contract or resolution of the board of directors, provide indemnification in addition to that provided by statute, subject to certain conditions.

  The registrant's bylaws provide for the indemnification of any director or officer of the registrant against liabilities and litigation expenses arising out of his status as such, excluding: (i) any liabilities or litigation expenses relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interest of the registrant and (ii) that portion of any liabilities or litigation expenses with respect to which such person is entitled to receive payment under any insurance policy.

  The registrant's articles of incorporation provide for the elimination of the personal liability of each director of the registrant to the fullest extent permitted by law.

  The registrant maintains directors' and officers' liability insurance that, in general, insures: (i) the registrant's directors and officers against loss by reason of any of their wrongful acts and (ii) the registrant against loss arising from claims against the directors and officers by reason of their wrongful acts, all subject to the terms and conditions contained in the policy.

  Certain rules of the Federal Deposit Insurance Corporation limit the ability of certain depository institutions, their subsidiaries and their affiliated depository institution holding companies to indemnify affiliated parties, including institution directors. In general, subject to the ability to purchase directors and officers liability insurance and to advance professional expenses under certain circumstances, the rules prohibit such institutions from indemnifying a director for certain costs incurred with regard to an administrative or enforcement action commenced by any federal banking agency that results in a final order or settlement pursuant to which the director is assessed a civil money penalty, removed from office, prohibited from participating in the affairs of an insured depository institution or required to cease and desist from or take an affirmative action described in Section 8(b) of the Federal Deposit Insurance Act (12 U.S.C. (S) 1818(b)).

ITEM 21. Exhibits and Financial Statement Schedules

  (a) The following documents are filed as exhibits to this registration statement on Form S-4:

 Exhibit
 No.                                   Description
 -------                               -----------
   2     Agreement and Plan of Reorganization dated as of July 28, 1999 between
         BB&T Corporation and Premier Bancshares, Inc. (included as Appendix A to the Proxy Statement/Prospectus)

   5     Opinion of Womble Carlyle Sandridge & Rice, PLLC
   8     Opinion of Womble Carlyle Sandridge & Rice, PLLC
  23(a)  Consent of Womble Carlyle Sandridge & Rice, PLLC (included in Exhibit
         5)
  23(b)  Consent of Womble Carlyle Sandridge & Rice, PLLC (included in Exhibit
         8)
  23(c)  Consent of Arthur Andersen LLP
  23(d)  Consent of Ernst & Young LLP
  23(e)  Consent of Mauldin & Jenkins, LLC

  23(f)  Consent of Porter Keadle Moore, LLP

  23(g)  Consent of Porter Keadle Moore, LLP

  23(h)  Consent of Mauldin & Jenkins, LLC

  23(i)  Consent of Mauldin & Jenkins, LLC

  23(j)  Consent of Bricker & Melton, P.A.
  23(k)  Consent of Donaldson, Lufkin & Jenrette Securities Corporation
  24     Power of Attorney
  99     Form of Premier Bancshares, Inc. Proxy Card

--------
  (b) Financial statement schedules: Not applicable.

ITEM 22. Undertakings

  A. The undersigned registrant hereby undertakes:

    1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  C. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

  D. The registrant undertakes that every prospectus (i) that is filed pursuant to Paragraph (C) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  E. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  F. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  G. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winston-Salem, State of North Carolina, on November 10, 1999.

                                          BB&T Corporation

                                                 /s/ Jerone C. Herring
                                          By: _________________________________
                                                     Jerone C. Herring
                                               Executive Vice President and
                                                         Secretary

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on November 10, 1999.

              Signature                                  Title
              ---------                                  -----
     /s/ John A. Allison IV*           Chairman of the Board and Chief Executive
______________________________________  Officer (principal executive officer)
          John A. Allison IV

        /s/ Scott E. Reed*             Senior Executive Vice President and Chief
______________________________________  Financial Officer (principal financial
            Scott E. Reed               officer)

      /s/ Sherry A. Kellett*           Executive Vice President and Controller
______________________________________  (principal accounting officer)
          Sherry A. Kellett

      /s/ Paul B. Barringer*           Director
______________________________________
          Paul B. Barringer

     /s/ Alfred E. Cleveland*          Director
______________________________________
         Alfred E. Cleveland

   /s/ W. R. Cuthbertson, Jr.*         Director
______________________________________
        W. R. Cuthbertson, Jr.

       /s/ Ronald E. Deal*             Director
______________________________________
            Ronald E. Deal

      /s/ A. J. Dooley, Sr.*           Director
______________________________________
          A. J. Dooley, Sr.

          /s/ Tom D. Efird*            Director
______________________________________
             Tom D. Efird

      /s/ Paul S. Goldsmith*           Director
______________________________________
          Paul S. Goldsmith

              Signature                Title
              ---------                -----
     /s/ L. Vincent Hackley*           Director
______________________________________
          L. Vincent Hackley

        /s/ Jane P. Helm*              Director
______________________________________
             Jane P. Helm

    /s/ Richard Janeway, M.D.*         Director
______________________________________
        Richard Janeway, M.D.

   /s/ J. Ernest Lathem, M.D.*         Director
______________________________________
        J. Ernest Lathem, M.D.

      /s/ James H. Maynard*            Director
______________________________________
           James H. Maynard

   /s/ Joseph A. McAleer, Jr.*         Director
______________________________________
        Joseph A. McAleer, Jr.

     /s/ Albert O. McCauley*           Director
______________________________________
          Albert O. McCauley

   /s/ Richard L. Player, Jr.*         Director
______________________________________
        Richard L. Player, Jr.

  /s/ C. Edward Pleasants, Jr.*        Director
______________________________________
       C. Edward Pleasants, Jr.

       /s/ Nido R. Qubein*             Director
______________________________________
            Nido R. Qubein

       /s/ E. Rhone Sasser*            Director
______________________________________
           E. Rhone Sasser

        /s/ Jack E. Shaw*              Director
______________________________________
             Jack E. Shaw

       /s/ Harold B. Wells*            Director
______________________________________
           Harold B. Wells

      /s/ Jerone C. Herring
*By: _________________________________
          Jerone C. Herring
           Attorney-in-Fact